Form 20-F
period 2006-12-31
Liberty Petroleum Inc
filed 2007-06-15
CIK 1375476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2006________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 333-137571

LIBERTY PETROLEUM INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

4620 Manilla Road S.E., Calgary, Alberta, Canada T2G 4B7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,709,750 shares outstanding as of December 31, 2006.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒ Item 18 ☐

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)                 Yes ☐ No ☒

Index to Exhibits on Page 41

LIBERTY PETROLEUM INC.

FORM 20-F ANNUAL REPORT 2006

OIL AND GAS GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.
Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Coal	A carbon-rich rock derived from plant material (peat)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
Drilling logs

Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

Fracturing	The application of hydraulic pressure to the reservoir formation to create fractures through which oil or gas may move to the wellbore.
Methane

The simplest of the various hydrocarbons and is the major hydrocarbon component of natural gas, and in fact is commonly known as natural gas. It is colorless, odorless, and burns efficiently without many byproducts

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land
Permeability	A measure of the ability of a rock to transmit fluid through pore spaces.
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

INTRODUCTION

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on April 25, 2005 under the name Liberty Gold Corp. On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction. At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Liberty Petroleum Inc.

We are currently an oil and gas exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

In this Annual Report, the “Company”, “Liberty Petroleum Inc.”, "we", "our", and "us", refer to Liberty Petroleum Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 4620 Manilla Road S.E., Calgary, Alberta, T2G 4B7.

BUSINESS OF LIBERTY PETROLEUM INC.

Liberty Petroleum Inc. (formerly Liberty Gold Corp.)(the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties. On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

The Company currently has a coal bed methane property in the Milk River area of Alberta, Canada. On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review

v

and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal year ended December 31, 2006 and for the fiscal period from April 25, 2005 (inception) to December 31, 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The selected financial information disclosed below has been derived from financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are no material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company.

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Period April 25, 2005 (Inception) to December 31, 2005	For the Twelve Months Ended December 31, 2006

Operating Revenues	-	-
Interest Income	-	$2,673
Loss from Operations	$(8,950)	$(34,692)
Net Loss	$(8,950)	$(34,692)
Loss per Share – Basic and Diluted	$(0.00)	$(0.00)
	As of December 31, 2005	As of December 31, 2006
Total Assets	$130,525	$105,248
Net Assets	$125,525	$90,833
Total Liabilities	$5,000	$14,415
Working Capital	$125,525	$82,395
Share Capital	$134,475	$134,475
Common Shares Issued	41,709,750	41,709,750
Dividends Declared	-	-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of two periods ended December 31st since the Company’s inception on April 25, 2005, the average rates for the period and the range of high and low rates for the period. The data for May 2007 and for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close

May 2007	1.09	1.07	1.11	1.07
April 2007	1.14	1.11	1.16	1.11
March 2007	1.17	1.15	1.18	1.15
February 2007	1.17	1.16	1.19	1.17
January 2007	1.18	1.16	1.18	1.18
December 2006	1.15	1.14	1.17	1.17

Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
April 25, 2005 to December 31, 2005	1.20	1.15	1.27	1.17

3.B. Capitalization and Indebtedness

--- Not applicable ---

3.C. Reasons for the Offer and Use of Proceeds

--- Not applicable ---

3.D. Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY

1.

We are an exploration stage company, with limited operating history in gas and oil exploration and we have focused primarily on establishing our operations, all of which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

On June 23, 2006 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the change in the name of the Company from Liberty Gold Corp. to Liberty Petroleum Inc. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from mineral exploration to oil and gas exploration. As a result we have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational, start-up, property acquisition, and fund raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

• our ability to raise adequate working capital;

• success of our development and exploration;

• demand for natural gas and oil;

• the level of our competition;

• our ability to attract and maintain key management and employees; and

• our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares, if a market ever develops.

2.

The field of oil and gas exploration is difficult to predict because of technological advancements and market factors, which factors our management may not correctly assess and it may make it difficult for investors to sell their our common shares.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the future trading of our common shares trading on the OTC Bulletin Board. Investors may find it difficult to sell their shares on the OTC Bulletin Board should a market ever develop for our shares.

3.

Because we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will need to raise a substantial amount of additional capital by November 2007 in order to develop our property and acquire and develop new properties.

If the prospects for our property are not favorable or the capital markets are tight, we would not be able to raise the necessary capital and we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Cash on hand is sufficient to fund our anticipated operating needs of approximately $95,000 to October 2007. However, because we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital for the period beyond October 2007 to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.

Even if we discover coal bed methane on our property and commence the drilling of wells, we will not be able to generate revenues for at least an additional year thereafter, as we must dewater any such wells for a year on average before methane production begins. We will need to raise a substantial amount of additional capital to fund our operations during the period of dewatering, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Currently, we are focused primarily on exploring our property to determine the potential of the property to host any natural gas in the form of coal bed methane. We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells. However, even if we discover coal bed methane on our property and commence the drilling of wells, we will not be able to generate revenues for at least an additional year thereafter, as we must dewater any such wells for a year on average before methane production begins. Coal bed methane cannot be extracted until the water that permeates coal beds is pumped out, because the water traps the gas in the coal. This dewatering lowers coal bed pressure and, like taking the cork out of a bottle of champagne, the bubbles (methane) come to the top. Dewatering often means dumping 12 to 15 gallons of water a minute from each well -- a process that must continue for a year on average before maximum methane production kicks in. Accordingly, we will require substantial additional capital to fund our operations during the one-year period during which we must dewater any wells we may drill. Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected, even if we discover coal bed methane on our properties. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

5.

We have an irrevocable option to repurchase an aggregate of 30,000,000 common shares held by our directors, and unaffiliated stockholders have no protection against our future potential decision to repurchase such shares pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

We have an irrevocable option to repurchase 16,000,000 common shares held by Paul Uppal, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary, and 14,000,000 common shares held by Duncan Budge, a member of our Board of Directors. This repurchase option is exercisable by us if, at any time on or before April 30, 2025, the holder of such shares ceases to be a director of the Company. For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Uppal and $140,000 for the shares held by Mr. Budge. Such shares were originally purchased by the holders thereof at a purchase price of $0.0001 per share, amounting in the aggregate to $1,600 for the shares held by Mr. Uppal and $1,400 for the shares held by Mr. Budge. Accordingly, if we exercise our option to repurchase such shares, Mr. Uppal will make a profit equal to $158,400, and Mr. Budge will make a profit equal to $138,600. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

6.

We are heavily dependent on contracted third parties and upon Paul Uppal, who is our Director, Chairman, President, Chief Executive and Operating, Officer, and Secretary. The loss of Mr. Uppal, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Paul Uppal, whose knowledge and leadership would be difficult to replace. Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We do not currently have any consulting agreements in place with either Mr. Uppal or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program. We do not maintain any key person insurance on Mr. Uppal. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Uppal.

7. Volatility of oil and gas prices and markets, over which we have no control, could make it difficult for us to achieve profitability and investors are likely to lose their investment in our common shares.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of, and price obtainable, for any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

• worldwide or regional demand for energy, which is affected by economic conditions;

• the domestic and foreign supply of natural gas and oil;

• weather conditions;

• domestic and foreign governmental regulations;

• political conditions in natural gas and oil producing regions;

• the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

• the price and availability of other fuels.

8.

Drilling wells is speculative, often involving significant costs that are difficult to project and may be more than our estimates, unsuccessful drilling of wells or successful drilling of wells that are, nonetheless, unprofitable, any one of which is likely to reduce the profitability of our business and negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic and the results of our operations will be negatively affected as well.

9.	The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

The natural gas and oil business involves a variety of operating risks, including:

• fires;

• explosions;

• blow-outs and surface cratering;

• uncontrollable flows of oil, natural gas, and formation water;

• natural disasters, such as hurricanes and other adverse weather conditions;

• pipe, cement, or pipeline failures;

• casing collapses;

• embedded oil field drilling and service tools;

• abnormally pressured formations; and

• environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

• injury or loss of life;

• severe damage to and destruction of property, natural resources and equipment;

• pollution and other environmental damage;

• clean-up responsibilities;

• regulatory investigation and penalties;

• suspension of our operations; and

• repairs to resume operations.

10.

If we commence drilling, we do not currently have any contracts with equipment providers, we may face the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services which could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget and, as a result, negatively impact our financial condition and results of operations.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could negatively impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not currently have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

11.	We are subject to complex laws and regulations, including environmental regulations, which can significantly increase our costs and possibly force our operations to cease.

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

12.	If we commence drilling our oil and gas operations may expose us to environmental liabilities.

If we commence drilling and experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

13.	Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

14.	The potential profitability of oil and gas ventures depends upon various factors beyond the control of our company, which may materially affect our financial performance.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

15.

Our auditors’ opinion in our December 31, 2006 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. We will need to raise additional capital by November 2007 in order to continue our operations, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $43,642 from April 25, 2005 (inception) to December 31, 2006. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds by November 2007. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

16.	If we do not maintain the property lease payments on our property, we will lose our interest in the property as well as losing all monies incurred in connection with the property.

We have a leased property in Alberta, Canada that we acquired through a Petroleum, Natural Gas and General Rights Conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. The property requires lease payments to the Alberta provincial government. See Section 4.D entitled ‘Property, Plant and Equipment’ of this 20-F for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the property and we will not retain any kind of interest in the property.

17.

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves and, as a result, we may fail in our ability to maintain or expand our business.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

18.	We expect losses to continue in the next 12 months because we have no oil or gas reserves and, consequently, no revenue to offset losses.

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in next 12 months. The operating losses will occur because there are expenses associated with the acquisition of, and exploration of natural gas and oil properties which do not have any income-producing reserves. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

19.	Because we are in the exploration stage of operations of our business our securities are considered highly speculative.

We are in the exploration stage of our business and have not commenced meaningful operations. As a result, our securities must be considered highly speculative. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current property is without known reserves of natural gas and oil. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional capital by November 2007, which we may do through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

20. Since our directors work for other natural resource exploration companies, their other activities for those other companies may involve a conflict of interest with regard to their time, could slow down our operations or negatively affect our profitability.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations. It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

21. Our principal shareholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 72% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, it is possible for our directors and executive officers to modify their share purchase agreements such that they could force the repurchase of their shares and remain on the board. Also, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

22.

We have no employees and our only officer works one day per week on our business and our directors work only one hour per week on our business. Consequently, we may not be able to monitor our operations and respond to matters when they arise in a prompt or timely fashion. Until we have additional capital or generate revenue, we will have to rely on consultants and service providers, which will increase our expenses and increase our losses.

We do not have any employees, our only officer works on our business one day per week and our directors each spends one hour a week on our business. With practically no personnel, we have a limited ability to monitor our operations, such as the progress of oil and gas exploration, and to respond to inquiries from third parties, such as regulatory authorities or potential business partners. Though we may rely on third party service providers, such as accountants and lawyers, to address some of our matters, until we raise additional capital or generate revenue, we will have to rely on consultants and third party service providers to monitor our operations, which will increase our expenses and have a negative effect on our results of operations.

RISKS RELATING TO OUR COMMON SHARES

23.    We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

24.    Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

25.    We have registered 34,650,000 common shares underlying our warrants that may be available for future sale. The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of June 2007, we had warrants outstanding to purchase an aggregate of 34,650,000 common shares. We have registered the 34,650,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their maturity date of May 26, 2008. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

26.    There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We have applied for admission to quotation of our securities on the OTC Bulletin Board. If for any reason our common shares are not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

27.    State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common shares sold in this offering will not be possible in any state until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common shares in any particular state, the common shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common shares, the liquidity for the common shares could be significantly impacted thus causing you to realize a loss on your investment.

28.    We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with reconciliation to US GAAP. In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the

Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

29.    Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

30.    We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

31.    Because all of our assets, officers, and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of our officers and directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Liberty Petroleum Inc. (formerly Liberty Gold Corp.)(the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties. On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

The Company currently has a coal bed methane project in the Milk River area of Alberta, Canada. On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Our office is located at 4620 Manilla Road, S.E., Calgary, Alberta, Canada, T2G 4B7. Our telephone number is 604-608-3830. We do not yet maintain an Internet address.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.

No commercially viable natural gas deposit may exist on our property. Our plan of operations is to carry out geological analysis of this property in order to ascertain whether it possesses deposits of natural gas. We can provide no assurance to investors that our property contains a commercially viable natural gas deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our property.

For the period from April 25 2005 (inception) to December 31, 2006, we did not generate any revenue.

4.B. Business Overview

Historical Corporate Development

Liberty Petroleum Inc. (formerly Liberty Gold Corp.)(the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties. On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties. To accomplish our objective, our strategy is to acquire exploration prospects. On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Conveyance Agreement with Stone Petroleums Ltd. et al whereby the Company acquired a 100% interest in a petroleum and natural gas lease in the Milk River area of Alberta, Canada. The rights associated with the lease relate to petroleum and natural gas. The Company’s specific goal is to explore the property for potential coal bed methane.

However, extensive analysis of this property will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable natural gas on these grounds. In addition, there is no assurance that we will be able to make the payments required by the lease agreement for the property. There is no assurance that the property will ever generate any revenue.

We have limited finances and require additional funding in order to accomplish our exploration, development and acquisition objectives. There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion. There is also no assurance that our oil and natural gas exploration activities will produce commercially viable reserves. Our efforts to extract oil and gas may be unprofitable.

We may seek relationships with other mineral exploration and development companies that will allow us to exploit idle and/or undeveloped resources.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The oil and gas leases currently leased by the Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

•	accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

ANTICIPATED CHANGES TO FACILITIES AND EMPLOYEES

Management of the Company anticipates no changes to either facilities or employees in the near future.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s property in Alberta throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The oil and gas exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

4.C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

4.D. Property, Plant And Equipment

CORPORATE OFFICES

We do not own any real property. We currently lease our corporate headquarters at 4620 Manilla Road S.E., Calgary, Alberta T2G 4B7. We believe that our rented properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below.

PETROLEUM AND NATURAL GAS LEASE

The Company has an interest in a petroleum and natural gas (“PN&G”) lease in Alberta, Canada.

Coal Bed Methane Background

Stratigraphic Intervals Containing Coal Zones with CBM Potential

120°
110°
60°
60°
CANADA
U.S.A.
ALBERTA
Peace River
River
Fort McMurray
Peace River
Grande Prairie
Athabasca
River
Athabasca
54°
Edmonton
River
Lloydminster
Saskatchewan
North
Red Deer
Calgary
S. Sask. R.
Medicine Hat
Lethbridge
49°
114°
110°
Mannville Group
Horseshoe Canyon Formation
Belly River Group
Scollard Formation (Ardley)
Kootenay Group
Luscar Group
0
100
200 km

EUB
Alberta Energy and Utilities Board

AGS
Alberta Geological Survey

Alberta contains vast amounts of coal distributed throughout the southern Plains, Foothills, and Mountains. The Alberta Energy and Utilities Board estimates there are 91 billion tonnes of coal resources suitable for mining and an additional 2 trillion tonnes of coal at depth in the Alberta Plains that may be suited for CBM. According to a study by the Alberta Geological Survey, Alberta’s coal bed resource could contain approximately 14 trillion cubic meters (500 trillion cubic feet) of natural gas.

Coal bed methane (“CBM”) is a natural gas found in coal seams and it is the same gas that is commonly used to heat homes and used extensively by manufacturing industries. All provincial laws and regulations in Alberta in place for ‘natural gas’ also cover CBM. Conventional natural gas refers to a mixture of hydrocarbons that can be recovered from rock reservoirs such as sandstones and dolostones through commonplace production techniques. CBM is considered unconventional natural gas because the coal acts as both the source of the gas and the storage reservoir. Most of the CBM is attached to or ‘adsorbed’ on the coal surface and it may also be trapped in the coal fractures. Unconventional natural gas is considered less proven, and potentially less productive and less economic than conventional natural gas, based on current conditions, knowledge, economics, and technology.

The natural gas found on coal seams is ‘sweet’ not ‘sour’, and generally has few impurities. Sweet Gas is found in its natural state that does not need to be purified to remove sulfur-bearing compounds. Sour Gas is natural gas containing significant amounts of hydrogen sulfide and requires special material treatments to avoid failures from sulfide corrosion cracking. When produced, natural gas typically does not require extensive processing. CBM is attached or ‘adsorbed’ to the coal instead of being trapped in the pore space of the rock like most conventional natural gas. Pressure form overlying rock and water within the natural fracture system of the coal seam keeps the methane gas bound to the coal. CBM is produced by reducing the pressure in the coal seam, sometimes by pumping the ground water out, so that the natural gas flows through fractures in the coal into the well bore. The natural gas would then flow up to the surface. If few natural fractures exist, producers use hydraulic fracturing to create channels in the coal. When the gas reaches the surface, it is compressed and transported through natural gas pipelines. The handling of the large volumes of water produced during CBM extraction is a challenge to the natural gas industry. The amount of water used in the extraction process varies considerably from well to well and from region to region.

MILK RIVER PROPERTY

Acquisition of Interest

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a Petroleum and Natural Gas (“PN&G”) lease with the government of the Province of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405070015, and the property to which the lease pertains is located in the Milk River area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the Province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Location

The Milk River Property (the “Property”) is located approximately 77km straight south from Medicine Hat, Alberta, Canada. This region of the Province is part of the Alberta Plains.

Lease Number	Hectares	Township	Range	Section

0405070015	256	3	7	23

Milk River Property Lease Information

The Milk River Property is comprised of a single lease with the government of the province of Alberta, Canada. The lease is a five-year lease and expires on July 14, 2010 but can be renewed subject to certain conditions.

Lease Number	Hectares	Rent / Hectare	Total Annual Rent

0405070015	256	$3.50 per year	$896 per year

Regional Geology

Alberta contains vast amounts of coal distributed throughout the southern Plains, Foothills, and Mountains. Originally deposited in relatively flat-lying peat swamps, organic matter (peat) was buried by sediments derived from uplift (mountain building), in the west and gradually changed into coal with increasing heat and pressure of burial. Over time, the coals were uplifted and partially eroded away, resulting in the present distribution of coal across the Plains. Coal-bearing strata dip gently westward toward the Mountains where coals are folded and abruptly turn toward the surface to be exposed in the Foothills.

Coal typically occurs within a coal zone as discrete seams and/or packages with several thin and thick seams interbedded with non-coaly rock layers or beds. A coal zone may be traceable over a large geographic area. Coal zones are found in strata ranging in age from Late Jurassic (approximately 145 millions years old) to Tertiary (approximately 65 million years old).

The oldest and deepest coals of the Alberta Plains belong to the Lower Cretaceous Mannville Group coals. The Mannville coals are widely distributed across the Alberta Plains, are thick, continuous and contain some of the highest gas contents of any coals in the Alberta Plains. Typically six or more seams with cumulative coal thickness ranging from 2 to 14 meters occur over a stratigraphic interval of 40 to 100 meters. The thickest coals extend from southeast Grande Prairie in a widening wedge between Edmonton and Calgary to the Coronation area with coals occurring at depths ranging from about 800 meters to 2800 meters.

Upper Cretaceous through Tertiary-aged coal also occurs across the Plains with older coals being overlain by progressively younger rocks and coals. Three coal zones are recognized within the Upper Cretaceous Belly River Group: the McKay Coal Zone, near the base of the Belly River Group; the Taber Coal Zone, located in the middle; and the Lethbridge Coal Zone, at the top of the Belly River Group. Compared to the Mannville coals, the overall thin coals and restricted lateral continuity of the Belly River Group coal seams have resulted in limited exploration efforts in these coals.

The rank of coal in Alberta ranges from very low (lignite) to high (anthracite). Coal near the surface in the Plains is generally of sub-bituminous rank with lignite occurring in the north and northeast part of the Plains, and high volatile bituminous C in the northwest and southwest areas of the Plains. Coal rank increases with burial depth. In the Plains, coal rank increases towards the west as seams dip and become progressively deeper toward the mountains. CBM content increases with increasing rank so that with greater seam depths, gas contents are expected to increase. With increasing depth also comes increasing overburden pressure, which may restrict permeability.

To date, Horseshoe Canyon coals with relatively low gas contents, but with favourable fracturing are being successfully exploited for CBM production in the south-central plains. Mannville coals are showing potentially favourable amounts of fracturing and high gas contents in some locations are undergoing evaluation in the north central to central plains.

Property Geology

The Company’s Milk River Property has not undergone any drilling. Drill log information from wells drilled on adjacent properties is publicly available. Based on a review of these drill logs, there is an indication that Belly River and Mannville coals may be present. There are no Horseshoe Canyon coals as the Property is too far East for the presence of these coals.

Previous Work

The Property is a very early stage property and has not had any drilling performed on it. The Property is located in an area that is known to host Belly River and Mannville coals.

Planned Work by the Company for 2007

The Province of Alberta maintains a significant publicly-available database of drilling information from all wells drilled under leases issued by the provincial government. Companies who drill on government land in Alberta are required to submit their drill results to the province. Therefore, previous drilling undertaken on land adjacent to the Company’s holding, or drilling on the Company’s land by companies exploring for other resources (oil sands for example) are required to submit their drill log data to the Alberta government. As a result, there is a large database of drill results available to the public. The Company intends to undertake a comprehensive review of this drill log data from surrounding properties in order to gain a better understanding of the exploration potential of the property. The Company does not currently have agreements in place with qualified geologists who can undertake this review. Currently, the Company is attempting to engage consultants to perform the review.

The review of the data will include preparing detailed geological maps using existing drill log data with the aim of identifying potential drill targets and to obtain a better understanding of potential strategies for acquiring new land holdings. The Company will not undertake any drilling in 2007, as the review of available information will take between twelve to eighteen months to complete commencing January 2007. Therefore, the Company is not expecting to undertake any drilling until at least 2008.

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2006 and for the period from April 25, 2005 (inception) to December 31, 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above.

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Liberty Petroleum Inc. for the fiscal years indicated:

	Liberty Petroleum Inc.
	Periods Ended December 31
	2006	2005

Revenue	$2,673	$Nil
Expenses	$ 37,365	$ 8,950

Loss from operations	($34,692)	($8,950)
Net loss	($34,692)	($8,950)
Net loss per share:
Basic and diluted	$0.00	$0.00
Weighted average number of common shares outstanding	41,709,750	39,628,347

Results of Operations of Fiscal 2006 vs. Fiscal 2005

We are a natural resource exploration company in the exploration stage with an objective of acquiring, exploring, and, if warranted and feasible, developing oil and gas properties. Oil and natural gas exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.

Revenue - Cost of Revenue

We did not earn any revenues during the year ended December 31, 2006 or from the period April 25, 2005 (inception) to December 31, 2005. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas property. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our property, or if such resources are discovered, that we will enter into commercial production of our oil and gas property.

General and Administrative Expenses

For the year ended December 31, 2006 we had a net loss of $34,692 consisting of: (a) $18,733 in legal and filing fees related to the preparation of the Company’s F-1 registration statement; (b) $7,500 in professional fees related to the preparation of our financial statements (c) $3,000 relating to the write-off of the Company’s option payment on its former gold exploration property; (d) $1,470 in office expenses; (e) $4,077 in rent; (f) $585 for transfer agent costs (g) $2,000 for Directors’ fees, and (h) $2,673 in interest income.

We incurred a loss of $8,950 for the period from April 25 2005 (inception) to December 31, 2005, consisting of: (a) $5,000 in professional fees related to the preparation of the Company’s financial statements; (b) $2,605 for rent; and (c) $1,345 in office expenses.

The increase in the loss in 2006 compared to 2005 is primarily related to the fact the in 2005 the Company’s only activities were to incorporate the Company. In 2006, we completed the filing of our F-1 registration statement and entered into and subsequently terminated an option on a mineral exploration property in British Columbia. Also in 2006 we expanded our Board of Directors and initiated our efforts in the oil and gas exploration business.

5.B. Liquidity and Capital Resources

Liquidity

On May 26, 2005, we closed a private placement with seven investors for the sale of 11,550,000 units, which generated gross proceeds to us of $115,500. On July 11, 2005, we closed a private placement with forty Canadian investors for the sale of 159,750 common shares for total gross proceeds of $15,975. Such proceeds are not sufficient to enable us to continue our planned operations.

We are an oil and gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

We have members on our board of directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of natural gas on the Milk River Property we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling its findings to another oil and gas company, it would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2006, we used $27,017 for operating activities, an increase of $22,216 over 2005. The increase in 2006 over 2005 was primarily due to an increase in the 2006 net loss ($34,692) compared to the net loss in 2005 ($8,950).

No financing activities occurred in 2006. In 2005 we received $134,475 from the proceeds of two private placements and shares issued to our founders. The 2006 and 2005 operations were funded through these two private placements. In 2006, we invested $90,673 in short-term investments and $8,438 for the acquisition of our Milk River Property. No investing activities were undertaken in 2005.

We had cash and short-term investments of $94,219 as of December 31, 2006. We anticipate that we will incur through the end of our next fiscal year:

•	$40,900 in connection with work expenditures, lease payments and the initial geological analysis of the Milk River Property;

•

$54,100 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2006 we had working capital of $82,395. Therefore, current cash on hand is sufficient for our work until October 2007 as proposed in our plan of operations, although we will need to raise additional capital prior to November 2007. In the future we shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common shares. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of the exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates and would impact future results of operations and cash flows.

The Company follows the full cost method for accounting for its oil and natural gas property interests as prescribed by the Canadian Institute of Chartered Accountants, (“CICA”) Accounting Guideline 16 - Oil and Gas Accounting – Full Cost. Under this method all costs related to the acquisition of, the exploration for, and the development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on a unit-of-production basis on the estimated proved reserves. Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties. Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option. Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

5.C. Research and Development, Patents and Licenses etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2006 and December 31, 2005 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars at December 31, 2006:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual CBM Lease Payments:
Milk River Property Lease	$ 2,688	$ 896	$ 1,792	$ 0	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$ 2,688	$896	$1,792	$ 0	$ 0

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (collectively the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease with the government of the Province of Alberta. Upon signing of the agreement, the Company paid the Vendor $8,438 (including closing costs)and agreed to assume the underlying lease payments to the Province of Alberta of the greater of $3.50 per hectare or $50 per year. The Lease expires on July 14, 2010 but can be renewed.

At December 31, 2006 and 2005, the Company had trade payables and accrued liabilities of $14,415 and $5,000 respectively. All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to US

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of change.  Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15, 2006.

On September 13, 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management

June 12, 2007

_________________________________________________________________________________________________________________________________

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of June 12, 2007:

Name	Age	Positions and Offices Held

Paul Uppal	53	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Duncan Budge	56	Director
Michael Nott	33	Director
Rob Sandhu	31	Director
Keith Diakiw	34	Director

Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. None of our directors have any family relationships with any of our other directors or executive officers. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Paul Uppal has been a Director and our Chairman, President, and Chief Executive Officer, Chief Operating Officer, and Secretary since our incorporation in April 2005. For the five years prior to becoming a director and officer to our company, Mr. Uppal has owned and operated Goldwood Industries which is a lumber manufacturing company. Mr. Uppal will continue to devote substantially all of his time to the manufacturing company while he serves as an officer and director of Liberty. From July 1, 1999 to June 30, 2005, Mr. Uppal was the chairman of the North Fraser Port Authority. For 32 years Mr. Uppal was also a Real Estate agent and developer.

Duncan Budge has served on our Board of Directors since August 14, 2006. Mr. Budge is also a Director of Giant Oil & Gas Inc., Strata Oil & Gas Inc. and Patriot Gold Corp. all of which are publicly traded natural resource companies. Since 2001 he has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation in 1977. Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation.

Michael Nott has served on our Board of Directors since August 21, 2006. He has been working as a professional geologist since 1999. Currently Mr. Nott is a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas. From 1999 to 2005, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta. Mr. Nott is also a Director of Giant Oil & Gas Inc. which is a publicly traded natural resource company. He has field experience across North America including Alberta, Saskatchewan and Colorado. Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Rob Sandhu has served on our Board of Directors since May 15, 2007. He is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999. Mr. Sandhu is currently working for the Haliburton Group as a directional driller. From 2004 to 2006 he worked as a drilling operator for Phoenix Technology Income Trust and from 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group. He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

Keith Diakiw has served on our Board of Directors since May 15, 2007. He is a professional geologist who has field experience in Canada and Brazil. Mr. Diakiw is currently working as a geologist for Canadian Natural Resources in Fort McMurray, Alberta, Canada. From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a geologist for an oil sands drilling program. From 2003 to 2004 he worked as a field engineer for Schlumberger D&M in Brazil while in 2003 he was employed by Encana Corporation. Prior to 2003 Mr. Diakiw was attending the University of Alberta where he completed a Bachelor of Science (Geology) in 2003 and a Bachelor of Arts in 2001. Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy, and Petroleum, and the Canadian Society of Petroleum Geologists.

Involvement in Certain Legal Proceedings

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Except as described herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2005. Commencing September 2006, Mr. Nott has received $500 per month to serve as a Director of the Company. During the fiscal year ended December 31, 2006, such monthly payments made to Mr. Nott totaled $2,000. The monthly fees owing to Mr. Nott shall continue as long as he continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

We do not have any long-term compensation plans or stock option plans.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exceptions of Michael Nott, Rob Sandhu, and Keith Diakiw, there are no Director Service contracts. Pursuant to an agreement dated September 2006 between the Company and Mr. Nott, commencing September 2006, Mr. Nott has received $500 per month to serve as a Director of the Company. Pursuant to respective agreements dated May 15, 2007 between the Company and Mr. Sandhu and Mr. Diakiw, commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw each began receiving $500 per month to serve as a Director of the Company.

The monthly fees owing to each respective Director shall continue as long as the respective Director continues to serve as a Director of the Company. The respective service contracts will terminate upon the respective Director ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Company’s Audit Committee consists of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Paul Uppal, Duncan Budge and Michael Nott. Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business.

The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

6.D. Employees

We have no employees at this time. We utilize outside contractors where possible, and rely on the industry expertise of management and our Board of Directors. These contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material. We presently employ no member of our management team. We do not foresee any significant changes in the number of employees or consultants we will have over the next twelve months, unless the growth of our business demands it.

6.E. Share Ownership

The following table lists, as of June 12, 2007 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management

_________________________________________________________________________________________________________________________________

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common shares owned by such person.

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned

Paul Uppal	16,000,000(1)	38.3%
Duncan Budge	14,000,000(1)	33.6%
Michael Nott	-	-
All directors and executive officers as a group (three persons)	30,000,000	71.9%

*	Based on 41,709,750 shares outstanding as of June 12, 2007.

(1)

The shares owned by Messrs. Uppal and Budge are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share. We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals). Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Uppal and Budge are held by them (or any of their affiliates or family members), and will survive the resignation as an officer or director of the Company by Mr. Uppal and/or Mr. Budge. We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by theses Directors by delivering a notice of such exercise to Mr. Uppal and/or Mr. Budge not less than ten business days prior to the closing of such repurchase. Messrs. Uppal and Budge agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein. Messrs. Uppal and Budge also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

Stock Options

The Company does not have a stock option plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares. As at June 12, 2007 Paul Uppal and Duncan Budge own an aggregate 30,000,000 shares, or 71.9% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On August 17, 2006, one of founding Directors, Mr. Greg Crowe, resigned as our director, and, pursuant to a share purchase agreement dated August 17, 2006,

he sold his 14,000,000 common shares at a price of $0.0001 to Duncan Budge, who is our director. Pursuant to the share purchase agreement, the common shares purchased by Mr. Budge are subject to the same terms and conditions as were in our agreement with Mr. Crowe, including the repurchase option held by us with respect to Mr. Crowe’s shares. For further information on such agreements, see our disclosure under the sub-section entitled “Material Contracts.”

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On June 12, 2007 the Company’s shareholders’ list showed At 41,709,750 common shares outstanding which were held by approximately 49 stockholders of record. We do not have any shareholders who are resident of the United States.

The Company’s shares have not yet traded on a public exchange and all shareholders of the Company are resident in Canada.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

In May 2004, pursuant to an agreement, we issued 16,000,000 common shares to Paul Uppal, one of our officers, directors and founder. Such shares are restricted and the certificates representing such shares contain a restrictive legend. In May 2004, we also issued 14,000,000 common shares to one of our directors and founder, Greg Crowe. On August 17, 2006 Mr. Crowe, resigned as our director, and, pursuant to a share purchase agreement dated August 17, 2006, he sold his 14,000,000 common shares at a price of $0.0001 to Mr. Duncan Budge, who is our director. Pursuant to the share purchase agreement, the common shares purchased by Mr. Budge are subject to the same terms and conditions as were in our agreement with Mr. Crowe, including the repurchase option held by us with respect to Mr. Crowe’s shares.

The common shares issued to Mr. Uppal and Mr. Budge are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Uppal and Mr. Budge at a purchase price of CDN$0.01 per share. We have this right until we, in our sole discretion, decide to terminate the agreement. The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Uppal and $140,000 for the shares held by Mr. Budge. Such shares were originally purchased by the holders thereof at a purchase price of $0.0001 per share, amounting in the aggregate to $1,600 for the shares held by Mr. Uppal and $1,400 for the shares held by Mr. Budge. Accordingly, if we exercise our option to repurchase such shares, Mr. Uppal will make a profit equal to $158,400, and Mr. Budge will make a profit equal to $138,600. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2006 and 2005 no amounts were owed to senior management or directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal periods ended December 31, 2006 and 2005.

8.A.7. Legal/Arbitration Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on Dividend Distributions

The Company has never declared or paid a dividend to its shareholders. The Company does not have any policy on dividend distributions.

8.B. Significant Changes

On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the

“Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction. At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Liberty Petroleum Inc.

On August 14, 2006, Mr. Duncan Budge was appointed to the Board of Directors.

On August 17, 2006 Mr. Crowe, resigned as our director, and, pursuant to a share purchase agreement dated August 17, 2006, he sold his 14,000,000 common shares at a price of $0.0001 to Mr. Duncan Budge, who is our director. Pursuant to the share purchase agreement, the common shares purchased by Mr. Budge are subject to the same terms and conditions as were in our agreement with Mr. Crowe, including the repurchase option held by us with respect to Mr. Crowe’s shares.

On August 21, 2006 Mr. Michael Nott was appointed to the Board of Directors.

On May 15, 2007 Mr. Rob Sandhu and Mr. Keith Diakiw were appointed to the Board of Directors.

ITEM 9. THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

We intend to have our common stock be quoted on the OTC Bulletin Board. If our securities are not quoted on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

(1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and

(2)	securities admitted to quotation are offered by one or more Broker-dealers rather than the "specialist" common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. We may not now and it may never qualify for quotation on the OTC Bulletin Board.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B. Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 25, 2005. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extraprovincial company under the Business Corporations Act, British Columbia on May 6, 2005. In addition, the Company also was issued a Certificate of Registration as an extraprovincial company in Alberta on July 17, 2006. On June 28, 2006 the Company filed its Articles of Amendment changing its name to Liberty Petroleum Inc. and changing its purpose to “oil and natural gas exploration”.

The directors of the Company are empowered under the Articles of Incorporation and By-Laws, and in accordance with the Canada Business Corporations Act,to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company. The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors. With respect to the directors of the Company, in accordance with section 3 of the By-Laws of the Company and the Canada Business Corporations Act , as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s Preferred shares. The Company may issue Preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

Pursuant to section 6 of the Company’s By-Laws, the quorum at meetings of the Company’s shareholders shall be constituted by the presence of two shareholders entitled to vote at any such meeting holding or representing by proxy not less than one-twentieth of the shares entitled to be voted at such meeting.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Articles of Incorporation or any other constituent document of the Company.

10.C. Material Contracts

Since inception (April 25, 2005), the Company has entered into the material contracts listed below:

1.

Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia. The Company could have exercised its option by making cash payments totaling $103,000 and incurring net expenditures on the property of at least $110,000 by March 15, 2010. The Company paid the initial $3,000 deposit as required under the agreement but did not commence exploration. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

2.

We have an agreement with Paul Uppal, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary, which allows us at any time to send a notice to Mr. Uppal that we are purchasing all or any portion of his 16,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share. We have the same option right with respect to 14,000,000 shares owned by Mr. Duncan Budge, a director. Under these agreements, if we elect to exercise our option to purchase their shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

3.

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Milk River Property”). The rights to the Milk River Property were acquired for $8,438 (including closing costs) which was paid upon signing. The rights that were acquired relate to the petroleum and natural gas rights only. The Milk River Property covers 256 hectares of land in the Milk River area of Alberta, which is approximately 77 kilometers south of Medicine Hat in the Plains region of Alberta. The lease, which expires in July 2010, gives the Company the right to explore the Milk River Property covered by the lease. Liberty’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Milk River Property. The Milk River Property is subject to an annual lease payment payable to the government of Alberta in the amount of $896 until expiry on July 14, 2010.

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada, which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote our common shares. There are also no such limitations imposed by the articles of incorporation with respect to our common shares. There are, however, certain requirements on the acquisition of control of our securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2005. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F. Dividends and Paying Agents

--- Not applicable ---

10.G. Statement by Experts

--- Not applicable ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's operating expenses and liabilities are primarily incurred in Canadian dollars.

To the extent the Company engages in transactions in US dollars, the results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company’s functional currency is the Canadian dollar and its expenses are predominantly incurred in Canadian dollars. The Company incurs a relatively small portion of its expenses in U.S. dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,650,000 common shares. Of these warrants, 11,550,000 are exercisable at $0.25 per share, which are exercisable beginning May 26, 2008 and expire May 26, 2010; 11,550,000 are exercisable at $0.50 per share, which are exercisable beginning May 26, 2008 and expire May 26, 2011; and 11,650,000 are exercisable at $1.00 per share, which are exercisable beginning May 26, 2008 and expire May 26, 2012. The warrants are non-transferable and provide for a cashless exercise option.

We have the right, in our sole and absolute discretion, to (i) accelerate the exercise date of the warrants to a date which is prior to the date the warrants can be exercised and /or (ii) reduce the exercise price. If we exercise our right to do so, we shall provide notice thereof to the warrant holder.

12.C. Other Securities

--- Not applicable ---

12.D. American Depository Shares

--- Not applicable ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our principal executive officer and principal financial officer, Mr. Paul Uppal. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs. Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Liberty Petroleum Inc., he also serves on the Board and is the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc., and Giant Oil & Gas Inc.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a formal code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2006 and 2005, the Company’s auditors.

Fiscal Year ended December 31, 2006 and 2005		Fiscal Year		Fiscal Year
Principal Accountant Fees and Services		2006		2005

Audit Fees		$6,500		$5,000
Audit Related Fees	$	Nil	$	Nil
Tax Fees	$	Nil	$	Nil
All Other Fees		$1,000	$	Nil

Total		$7,500		$5,000

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe LLP, is included herein immediately preceding the audited financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Subscription Agreement
2.3(1)	Form of Class A Warrant
2.4(1)	Form of Class B Warrant
2.5(1)	Form of Class C Warrant
2.6(1)	Agreement between the Company and Paul Uppal dated April 30, 2005
2.7(1)	Agreement between the Company and Greg Crowe dated April 30, 2005
2.8(1)	Agreement among Greg Crowe, Duncan Budge, and the Company dated August 17, 2006
4.1(1)	Property Option Agreement between Warner Gruenwald and the Company dated March 15, 2006
4.2(1)	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
4.3(1)	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
*12.1	Certification of Principal Executive and Financial Officer
*13.1	Section 1350 Certification

(1) Previously filed as exhibit to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2006.

* Filed herewith.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

Index	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Shareholders’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6 - 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LIBERTY PETROLEUM INC. (An Exploration Stage Company)

We have audited the balance sheets of Liberty Petroleum Inc. (formerly Liberty Gold Corp.) as at December 31, 2006 and 2005 and the statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006 and for the period from April 25, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from April 25, 2005 (inception) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 3, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 3, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 3, 2007

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Balance Sheets (note 1)

December 31

(Expressed in Canadian Dollars)

	2006	2005

Assets
Current
Cash	$3,546	$129,674
Short-term investment	90,673	-
Receivables	679	216
Prepaid expenses	1,912	635

	96,810	130,525
Oil and Gas Property Interests (note 4)	8,438	-

	$105,248	$130,525

Liabilities
Current
Accounts payable and accrued liabilities	$14,415	$5,000

Shareholders’ Equity
Capital Stock
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued and outstanding
41,709,750 common shares (notes 6 and 7)	134,475	134,475
Deficit Accumulated During the Exploration Stage	(43,642)	(8,950)

	90,833	125,525

	$105,248	$130,525

Commitment (note 11)

Approved by the Board:

“Paul Uppal”

........................................................................... Director

Paul Uppal

“Duncan Budge”

........................................................................... Director

Duncan Budge

See notes to financial statements.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Statements of Operations

(Expressed in Canadian Dollars)

	Year	Period	April 25, 2005
	Ended	Ended	(inception) to
	December 31,	December 31,	December 31,
	2006	2005	2006

Expenses
Listing and filing fees	$18,733	$-	$18,733
Professional fees	7,500	5,000	12,500
Rent	4,077	2,605	6,682
Directors’ fees	2,000	-	2,000
Office and sundry	1,470	1,345	2,815
Transfer agent fees	585	-	585

Total Expenses	(34,365)	(8,950)	(43,315)
Interest income	2,673	-	2,673

	(31,692)	(8,950)	(40,642)
Write-off of mineral property option payment (note 5)	(3,000)	-	(3,000)

Net Loss for Period	$(34,692)	$(8,950)	$(43,642)

Basic Loss Per Share	$(0.00)	$(0.00)

Weighted Average Number
of Common Shares Outstanding	41,709,750	39,628,347

See notes to financial statements.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Statements of Shareholders’ Equity

Period From April 25, 2005 (Inception) to December 31, 2006

(Expressed in Canadian Dollars)

			Deficit
			Accumulated
	Number of		During the
	Common		Exploration
	Shares	Amount	Stage	Total

Balance, April 25, 2005	-	$-	$-	$-
Issued on April 30, 2005 to directors
for cash at $0.0001 per share
(notes 6(a) and 7)	30,000,000	3,000	-	3,000
Private placement, common shares
for cash at $0.01 per share on
May 26, 2005 (note 6(b))	11,550,000	115,500	-	115,500
Private placement, common shares
for cash at $0.10 per share on
July 11, 2005 (note 6(c))	159,750	15,975	-	15,975
Net loss for period	-	-	(8,950)	(8,950)

Balance, December 31, 2005	41,709,750	134,475	(8,950)	125,525
Net loss for period	-	-	(34,692)	(34,692)

Balance, December 31, 2006	41,709,750	$134,475	$(43,642)	$90,833

See notes to financial statements.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year	Period	April 25, 2005
	Ended	Ended	(inception) to
	December 31,	December 31,	December 31,
	2006	2005	2006

Operating Activities
Net loss	$(34,692)	$(8,950)	$(43,642)
Adjustments to reconcile net loss to net cash used
in operating activities
Receivables	(463)	(216)	(679)
Prepaid expenses	(1,277)	(635)	(1,912)
Accounts payable and accrued liabilities	9,415	5,000	14,415

Cash Used in Operating Activities	(27,017)	(4,801)	(31,818)

Investing Activities
Short-term investments	(90,673)	-	(90,673)
Acquisition of oil and gas property interest	(8,438)	-	(8,438)

Cash Used in Investing Activities	(99,111)	-	(99,111)

Financing Activity
Shares issued for cash	-	134,475	134,475

Cash From Financing Activity	-	134,475	134,475

Inflow (Outflow) of Cash	(126,128)	129,674	3,546
Cash, Beginning of Period	129,674	-	-

Cash, End of Period	$3,546	$129,674	$3,546

See notes to financial statements.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

1.	OPERATIONS AND GOING-CONCERN

Liberty Petroleum Inc. (formerly Liberty Gold Corp.) (the “Company”) was incorporated in Canada under the Canada Business Corporations Act on April 25, 2005. On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction. At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Liberty Petroleum Inc.

The Company has been in the exploration stage since its formation and has only recently commenced its planned operations (oil and gas property exploration). The Company is primarily engaged in the acquisition and exploration of oil and gas properties in North America. The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has only recently commenced its operations, has an accumulated deficit of $43,642 for the period from April 25, 2005 (inception) to December 31, 2006 and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from its oil and gas exploration property. The Company has sufficient cash and investment with $94,219 to fund its operations for the next twelve months. However, management has plans to seek additional capital in the future through a private placement and public offering of its common stock. These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue as a going-concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies are summarized as follows.

(a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effects on these financial statements are set forth in note 9.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Areas requiring the use of estimates include accounts payable and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from these estimates and would impact future results of operations and cash flows.

(c)	Oil and gas property interest

The Company follows the full cost method for accounting for its oil and natural gas property interests. Under this method all costs related to the acquisition of, exploration for, and development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on a unit-of-production method based on the estimated proved reserves. Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties.

Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

(d)	Short-term investment

Short-term investments are recorded at market, including principal and accrued interest. At December 31, 2006, the investment is comprised of a cashable guaranteed investment certificate with a term of one year, at an interest rate of 3.85% per annum.

(e)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amounts of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(g)	Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Diluted loss per share is not presented, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(h)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Assets and liabilities, at the rate of exchange in effect at the balance sheet date; and

(ii)	Expenses, at the average rate of exchange for the period.

Gains and losses arising from the translation are included in the current period’s loss.

(i)	Revenue recognition

The Company recognizes interest income on its investment on an accrual basis at the stated rate over the term to maturity.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2006, the Company did not have any asset retirement obligations.

3.	Financial instruments

(a)	Fair value

The carrying values of cash, short-term investment, receivables, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to credit risk with respect to its receivables or short-term investment due to their short-term nature.

(d)	Currency risk

The Company is exposed to foreign currency fluctuation to the extent expenditures incurred by the Company are not denominated in Canadian dollars. The Company does not employ derivatives or similar techniques to manage foreign currency risk.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property (the “Property”), if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

5.	MINERAL PROPERTY OPTION PAYMENT

On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia. The Company could have exercised its option by making cash payments totaling $103,000 and incurring net expenditures on the property of at least $110,000 by March 15, 2010. The Company paid the initial $3,000 deposit as required under the agreement but did not commence exploration. In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006. The $3,000 property option payment for the GQ Property has been expensed in the statement of loss and deficit for the year ended December 31, 2006.

6.	CAPITAL STOCK

During the period from April 25, 2005 (inception) to December 31, 2006, the Company:

(a)	Issued 30,000,000 shares to two of the Company’s directors for $0.0001 per share.

(b)	Issued 11,550,000 units at $0.01 per unit where each unit consisted of:
•	One common share;
•	One Class “A” warrant exercisable at $0.25 per share until May 26, 2010;
•	One Class “B” warrant exercisable at $0.50 per share until May 26, 2011; and
•	One Class “C” warrant exercisable at $1.00 per share until May 26, 2012.

All of the warrants become exercisable on May 26, 2008 and all of these warrants are unexercised and outstanding as at December 31, 2006. The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.          CAPITAL STOCK (Continued)

(c)	On July 11, 2005, the Company issued a further 159,750 common shares for gross proceeds of $15,975.

(d)	Share purchase warrants

As at December 31, 2006 and 2005, the following share purchase warrants were outstanding and are exercisable after May 26, 2008:

Expiry Date	Exercise Price	Number

May 26, 2010	$ 0.25	11,550,000
May 26, 2011	$ 0.50	11,550,000
May 26, 2012	$ 1.00	11,550,000

		34,650,000

The weighted average exercise price of the warrants is $0.58.

7.	SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share. The right can be exercised by the Company at any time and at its sole discretion. The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals). The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. The Company may exercise its right of repurchase as to some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase. The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations. No value has been ascribed to this financial instrument as there is no benefit to the Company; the benefit will accrue to the non-management shareholders.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.	INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005

Income tax rate	32.12%	32.12%

Income tax benefit computed at Canadian statutory rates	$11,143	$2,875
Unrecognized tax losses	(11,143)	(2,875)

Net future income tax assets	$-	$-

The components of the future income tax assets are as follows:

	2006	2005

Income tax rate	32.12%	32.12%

Non-capital loss carry-forwards for Canadian tax purposes	$43,642	$8,950

Income tax asset	14,018	2,875
Valuation allowance	(14,018)	(2,875)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $43,700. The losses expire in the following years:

2015	$9,000
2026	34,700

$43,700

9.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	The Company’s accounting policies do not differ from accounting policies generally accepted in the United States.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES(Continued)

(b)	New accounting pronouncements – US GAAP

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  APB Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (SFAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a) and b). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in SFAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15, 2006.

LIBERTY PETROLEUM INC.

(formerly Liberty Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements

Periods Ended December 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES(Continued)

(b)	New accounting pronouncements – US GAAP (Continued)

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

10.	RELATED PARTY TRANSACTION

During the year ended December 31, 2006, a director of the Company was paid fees of $2,000 (2005 - $0).

11.	COMMITMENT

The Company is committed to rental payments of $500 per month expiring in August 2007.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Liberty Petroleum Inc., SEC File No. 333-137571

Dated: June 12, 2007	Signed: /s/ Paul Uppal
Paul Uppal
Director, Chairman, President,

Chief Executive Officer, Chief Operating Officer, and Secretary

Dated: June 12, 2007	Signed: /s/ Duncan Budge
Duncan Budge
Director

Dated: June 12, 2007	Signed: /s/ Michael Nott
Michael Nott
Director

Dated: June 12, 2007	Signed: /s/ Keith Diakiw
Keith Diakiw
Director

Dated: June 12, 2007	Signed: /s/ Rob Sandhu
Rob Sandhu
Director