Form 20-F
period 2007-12-31
Liberty Petroleum Inc
filed 2008-05-22
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended ________December 31, 2007________

OR
[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  41,709,750 common shares as of December 31, 2007 and May 21, 2008.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                                      Accelerated filer [  ]                                           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Index to Exhibits on Page 51

LIBERTY PETROLEUM INC.

FORM 20-F ANNUAL REPORT 2007

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

In this Annual Report, the “Company”, “Liberty Petroleum Inc.”, “Liberty”, "we", "our", and "us", refer to Liberty Petroleum Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 4620 Manilla Road S.E., Calgary, Alberta, T2G 4B7.

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

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2007 and 2006 and for the fiscal period from April 25, 2005 (inception) to December 31, 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For the Period April 25, 2005 (Inception) to December 31, 2005
Operating Revenues	-	-	-
Interest Income	$2,451	$2,673	-
Loss from Operations	$(61,618)	$(34,692)	$(8,950)
Net Loss	$(61,618)	$(34,692)	$(8,950)
Loss per Share – Basic and Diluted	$(0.00)	$(0.00)	$(0.00)
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Total Assets	$38,676	$105,248	$130,525
Net Assets	$29,215	$90,833	$125,525
Total Liabilities	$9,461	$14,415	$5,000
Working Capital	$19,881	$82,395	$125,525
Share Capital	$134,475	$134,475	$134,475
Common Shares Issued	41,709,750	41,709,750	41,709,750
Dividends Declared	-	-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of three periods ended December 31st since the Company’s inception on April 25, 2005, the average rates for the period and the range of high and low rates for the period.  The data for April 2008 and for each month during the most recent six months is also provided.

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

Period	Average	High	Low	Close

April 2008	1.01	1.00	1.03	1.01
March 2008	1.00	0.98	1.03	1.03
February 2008	1.00	0.97	1.02	0.98
January 2008	1.01	0.99	1.03	1.00
December 2007	1.00	0.98	1.02	0.99
November 2007	0.97	0.92	1.00	1.00

Fiscal Year Ended December 31, 2007	1.07	0.92	1.19	0.99
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
April 25, 2005 to December 31, 2005	1.20	1.15	1.27	1.17

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

RISKS RELATING TO OUR COMPANY

1.
We are an exploration stage company, with limited operating history in oil and gas exploration and we have focused primarily on establishing our operations, all of which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

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

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational, start-up, property acquisition, and fund raising activities. Since we have not generated any revenues, we will have to raise additional capital to fund our operations for the next twelve months, which we may do through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.  There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

Our Management may incorrectly estimate projected occurrences and events within the timetable of our business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the future trading of our common shares trading on the OTC Bulletin Board.  Investors may find it difficult to sell their shares on the OTC Bulletin Board should a market ever develop for our shares.

3.
Because we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will need to raise a substantial amount of additional capital in order to fund our operations for the next twelve months and in order to develop our property and acquire and develop new properties.  If the prospects for our property are not favorable or the capital markets are tight, we would not be able to raise the necessary capital and we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Cash on hand is insufficient to fund our anticipated operating needs of approximately $155,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

Currently, we are focused primarily on exploring our property to determine the potential of the property to host any natural gas in the form of coal bed methane.   We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover coal bed methane on our property and commence the drilling of wells, we will not be able to generate revenues for at least an additional year thereafter, as we must dewater any such wells for a year on average before methane production begins.  Coal bed methane cannot be extracted until the water that permeates coal beds is pumped out, because the water traps the gas in the coal. This dewatering lowers coal bed pressure and, like taking the cork out of a bottle of champagne, the bubbles (methane) come to the top.  Dewatering often means dumping 12 to 15 gallons of water a minute from each well, a process that must continue for a year on average before maximum methane production kicks in.  Accordingly, we will require substantial additional capital to fund our operations during the one-year period during which we must dewater any wells we may drill.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected, even if we discover coal bed methane on our properties.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil.  The amounts of, and price obtainable for, any oil and gas production that we achieve will be affected by market factors beyond our control.  If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

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

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

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

13.
Our auditors’ opinion in our December 31, 2007 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $105,260 from April 25, 2005 (inception) to December 31, 2007.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.	If we do not maintain the property lease payments on our property, we will lose our interest in the property as well as losing all monies incurred in connection with the property.

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

15.
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

16.	We expect losses to continue in the next 12 months because we have no oil or gas reserves and, consequently, no revenue to offset losses.

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

17.
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

18.
Our principal shareholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 71.9% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

19.
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

RISKS RELATING TO OUR COMMON SHARES

20.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

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

21.
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

22.
We have registered 34,650,000 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of May 21, 2008, we had warrants outstanding to purchase an aggregate of 34,650,000 common shares.  We have registered the 34,650,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 26, 2009 with respect to the 11,550,000 Class A warrants, November 26, 2009 with respect to the 11,550,000 Class B warrants, and May 26, 2010 with respect to the 11,550,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

23.	There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

Our shares only began trading on the OTC Bulletin Board in January 2008 under the symbol LTYPF and there is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.  If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

24.	State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

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

25.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

26.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

27.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

28.
Because we are formed under the Canadian Business Corporations Act in Canada and all of our assets, officers, and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

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

For the period from April 25 2005 (inception) to December 31, 2007, we did not generate any revenue.

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

Coal Bed Methane Background

Stratigraphic Intervals Containing Coal Zones with CBM Potential

120°
60°
110°
60°
CANADA
U.S.A.
ALBERTA
Peace River
Peace
River
Fort McMurray
Peace River
River
Grande Prairie
Athabasca
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

Planned Work by the Company for 2008

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

The review of the data will include preparing detailed geological maps using existing drill log data with the aim of identifying potential drill targets and to obtain a better understanding of potential strategies for acquiring new land holdings.  The Company will not undertake any drilling in 2008, as the review of available information will take between twelve to eighteen months to complete commencing  January 2008.  Therefore, the Company is not expecting to undertake any drilling until at least 2009.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2007, 2006 and for the period from April 25, 2005 (inception) to December 31, 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Liberty Petroleum Inc. for the fiscal years indicated:

	Liberty Petroleum Inc.
	Periods Ended December 31
	2007	2006	2005

Operating revenue	$-	$-	$-
Interest income	$2,451	$2,673	$-
Expenses	$64,069	$37,365	$8,950

Loss from operations	$(61,618)	$(34,692)	$(8,950)
Net loss	$(61,618)	$(34,692)	$(8,950)
Net loss per share:
Basic and diluted	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	41,709,750	41,709,750	39,628,347

Results of Operations of Fiscal 2007 vs. Fiscal 2006

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2007 or 2006.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas property. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our property, or if such resources are discovered, that we will enter into commercial production of our oil and gas property.

General and Administrative Expenses

For the year ended December 31, 2007 we had a net loss of $61,618 consisting of: (a) $21,404 in listing and filing fees related to the preparation of the Company’s 20-F and the updating of the F-1 registration statement; (b) $15,700 in professional fees related to the preparation of our financial statements (c) $7,966 in office expenses; (d) $4,000 in rent; (e) $1,499 for transfer agent costs (f) $13,500 for Directors’ fees, and (g) $2,451 in interest income.

For the year ended December 31, 2006 we had a net loss of $34,692 consisting of: (a) $18,733 in listing and filing fees related to the preparation of the Company’s F-1 registration statement; (b) $7,500 in professional fees related to the preparation of our financial statements (c) $3,000 relating to the write-off of the Company’s option payment on its former gold exploration property; (d) $1,470 in office expenses; (e) $4,077 in rent; (f) $585 for transfer agent costs (g) $2,000 for Directors’ fees, and (h) $2,673 in interest income.

The increase in the loss in 2007 compared to 2006 is primarily related to the fact the in 2007 the Company incurred more expenses relating to being a publicly reporting issuer.  In 2007 we added two members to our Board of Directors, and filed a 20-F report for the first time.  In 2006, we completed the filing of our F-1 registration statement and entered into and subsequently terminated an option on a mineral exploration property in British Columbia.

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

General and Administrative Expenses

For the year ended December 31, 2006 we had a net loss of $34,692 consisting of: (a) $18,733 in listing and filing fees related to the preparation of the Company’s F-1 registration statement; (b) $7,500 in professional fees related to the preparation of our financial statements (c) $3,000 relating to the write-off of the Company’s option payment on its former gold exploration property; (d) $1,470 in office expenses; (e) $4,077 in rent; (f) $585 for transfer agent costs (g) $2,000 for Directors’ fees, and (h) $2,673 in interest income.

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

Since our incorporation we have financed our operations almost exclusively through the sale of our common shares to investors.  As we are an oil and gas exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations.  Until a significant body of ore is found, our working capital requirements will be dependent upon the amount of our exploration budget for any given year.  We expect to continue to finance operations through the sale of equity.  However, there is no guarantee that we will be successful in arranging financing on acceptable terms.

On May 26, 2005, we closed a private placement with seven investors for the sale of 11,550,000 units, which generated gross proceeds to us of $115,500. On July 11, 2005, we closed a private placement with forty Canadian investors for the sale of 159,750 common shares for total gross proceeds of $15,975. The 2007, 2006 and 2005 operations were funded through these two private placements. Such proceeds are not sufficient to enable us to continue our planned operations.

During 2007, we used $65,527 for operating activities, an increase of $38,510 over 2006.  The increase in 2007 from 2006 was primarily due to an increase in the 2007 net loss ($61,618) compared to the net loss in 2006 ($34,692).  In addition, in 2007 there was an outflow from accounts payable and accrued liabilities of $4,954 while in 2006 there was an inflow of $9,415.  There were no financing activities in either 2007 or 2006 while investing in 2007 related to the $70,673 received upon the maturity of investments and cash used to make our annual property payment of $896.  In 2006, we invested $90,673 in short-term investments and $8,438 for the acquisition of our Milk River Property.

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

We had cash and short-term investments of $27,796 as of December 31, 2007. We anticipate that we will incur through the end of our next fiscal year:

•	$100,900 in connection with work expenditures, lease payments and the initial geological analysis of the Milk River Property;

•
$54,100 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2007 we had working capital of $19,881. Therefore, current cash on hand is not sufficient for the next twelve months as proposed in our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common shares.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2007 and December 31, 2006 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars at December 31, 2007:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual CBM Lease Payments:
Milk River Property Lease	$2,688	$896	$1,792	$0	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$2,688	$896	$1,792	$0	$0

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (collectively the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease with the government of the Province of Alberta.  Upon signing of the agreement, the Company paid the Vendor $8,438 (including closing costs) and agreed to assume the underlying lease payments to the Province of Alberta of the greater of $3.50 per hectare or $50 per year.  The Lease expires on July 14, 2010 but can be renewed.

At December 31, 2007 and 2006, the Company had trade payables and accrued liabilities of $9,461 and $14,415 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to US

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  The SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted. SFAS 157 is not expected to have a material impact on the Company’s financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of fiscal years that begin after November 15, 2007. SFAS 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

SFAS 141(4)

In December 2007, the FASB issued SFAS 141(4) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(4), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The Company will evaluate the impact of this standard if it becomes applicable to the Company.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not currently have any derivative or hedging activities.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
May 21, 2008

The following table sets forth certain information regarding the members of our board of directors and our executive officers:

Name	Age	Positions and Offices Held
Paul Uppal	54	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Duncan Budge	57	Director
Michael Nott	34	Director
Rob Sandhu	32	Director
Keith Diakiw	35	Director

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

Paul Uppal has been a Director and our Chairman, President, and Chief Executive Officer, Chief Operating Officer, and Secretary since our incorporation in April 2005. For the past five years Mr. Uppal has owned and operated Goldwood Industries which is a lumber manufacturing company.   Mr. Uppal will continue to devote substantially all of his time to the manufacturing company while he serves as an officer and director of Liberty.  From July 1, 1999 to June 30, 2005, Mr. Uppal was the chairman of the North Fraser Port Authority.

Duncan Budge has served on our Board of Directors since August 14, 2006.   Mr. Budge is also a Director of Giant Oil & Gas Inc., Strata Oil & Gas Inc. and Patriot Gold Corp. all of which are publicly traded natural resource companies.  Since 2001 he has worked as an independent financial consultant to firms in a variety of industries.  Mr. Budge owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement.  Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation in 1977.  Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation and is not currently a Chartered Accountant.

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

Rob Sandhu has served on our Board of Directors since May 15, 2007.  He is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999.  Mr. Sandhu is currently working for the Haliburton Group as a directional driller and he is also the President and CEO of Giant Oil & Gas Inc. which is a publicly traded natural resource company. From 2004 to 2006 he worked as a drilling operator for Phoenix Technology Income Trust and from 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta.  Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

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

6.B. Compensation

Cash Compensation

Except as described herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal years ended December 31, 2007 or 2006.   Commencing September 2006, Mr. Nott, and commencing May 15, 2006, Mr. Sandhu and Mr. Diakiw, each has received $500 per month to serve as a Director of the Company.  During the fiscal year ended December 31, 2007, total Directors’ Fees were $13,500 (2006 - $2,000).  The monthly fees owing to our Directors shall continue as long as each person continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

We do not have any long-term compensation plans or stock option plans.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

6.E. Share Ownership

The following table lists, as of May 21, 2008 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

*                        Based on 41,709,750 shares outstanding as of May 21, 2008.

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

Stock Options

On June 28, 2007, the stockholders of the Company approved the Company’s 2007 stock option plan whereby the Company may grant options to its directors, consultants and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten year term. No stock options have been granted under the 2007 plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at May 21, 2008 Paul Uppal and Duncan Budge own an aggregate 30,000,000 shares, or 71.9% of the common shares.

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

7.A.2. Canadian Share Ownership.

On May 21, 2008 the Company’s shareholders’ list showed At 41,709,750 common shares outstanding which were held by approximately 49 stockholders of record.  We do not have any shareholders who are resident of the United States.

The Company’s shares began trading in January 2008 under the stock symbol LTYPF on the OTC Bulletin Board.

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

Amounts Owing to Senior Management/Directors

At December 31, 2007 and 2006 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Smythe Ratcliffe LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal periods ended December 31, 2007, 2006, and 2005.

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

On May 15, 2007 Mr. Rob Sandhu and Mr. Keith Diakiw were appointed to the Board of Directors.

ITEM 9.  THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

Our shares began trading in January 2008 under the stock symbol LTYPF on the OTC Bulletin Board.  However, a trading market has not yet been established for our shares.  As a result, a market may never develop or if developed may not be maintained.  As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, which were previously filed as an exhibit to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2006.

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

The directors of the Company are empowered under the Articles of Incorporation and By-Laws, and in accordance with the Canada Business Corporations Act, to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company.  The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors.  With respect to the directors of the Company, in accordance with section 3 of the By-Laws of the Company and the Canada Business Corporations Act , as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders.   Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s Preferred shares.  The Company may issue Preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,650,000 common shares. Of these warrants, 11,550,000 are exercisable at $0.25 per share, which are exercisable beginning May 26, 2009 and expire May 26, 2010; 11,550,000 are exercisable at $0.50 per share, which are exercisable beginning November 26, 2009 and expire May 26, 2011; and 11,650,000 are exercisable at $1.00 per share, which are exercisable beginning May 26, 2010 and expire May 26, 2012. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Paul Uppal.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Principal Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

♦	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
♦	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
♦
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

Limitations of Controls and Procedures

The Company’s management, including the Principal Executive Officer and Principal Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2007 and 2006, the Company’s auditors.

Fiscal Year ended December 31, 2007 and 2006	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2007	2006

Audit Fees	$11,700	$11,500
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees	$Nil	$4,400
Total	$11,700	$15,900

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

(1) Previously filed as an exhibit to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2006.

* Filed herewith.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)

Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LIBERTY PETROLEUM INC. (An Exploration Stage Company)

We have audited the balance sheets of Liberty Petroleum Inc. (Formerly Liberty Gold Corp.) (An Exploration Stage Company) as at December 31, 2007 and 2006, and the statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2007 and 2006 and the initial 250-day period ended December 31, 2005 and the cumulative totals for the exploration stage of operations from April 25, 2005 (inception) to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and the initial 250-day period ended December 31, 2005 and for the period from April 25, 2005 (inception) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
April 28, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
April 28, 2008

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2007	2006

Assets

Current
Cash	$7,796	$3,546
Short-term investment (note 2(d))	20,000	90,673
Receivables	536	679
Prepaid expenses	1,010	1,912
	29,342	96,810
Oil and Gas Property Interests (note 4)	9,334	8,438

	$38,676	$105,248

Liabilities

Current
Accounts payable and accrued liabilities	$9,461	$14,415

Shareholders’ Equity

Capital Stock
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued and outstanding
41,709,750 common shares (notes 6 and 7)	134,475	134,475
Deficit Accumulated During the Exploration Stage	(105,260)	(43,642)
	29,215	90,833

	$38,676	$105,248

Nature of Operations and Going-Concern (note 1)

Approved by the Board:

“Paul Uppal” (signed)
…………………………………………………………………  Director
Paul Uppal

“Duncan Budge” (signed)
…………………………………………………………………  Director
Duncan Budge

See notes to financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Statements of Operations
(Expressed in Canadian Dollars)

	Year	Year	Initial 250-Day	April 25, 2005
	Ended	Ended	Period Ended	(Inception) to
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2007

Expenses
Listing and filing fees	$21,404	$18,733	$-	$40,137
Professional fees	15,700	7,500	5,000	28,200
Directors’ fees	13,500	2,000	-	15,500
Office and sundry	7,966	1,470	1,345	10,781
Rent	4,000	4,077	2,605	10,682
Transfer agent fees	1,499	585	-	2,084

Total Expenses	64,069	34,365	8,950	107,384
Interest income	(2,451)	(2,673)	-	(5,124)

	61,618	31,692	8,950	102,260
Write-off of mineral property option
payment (note 5)	-	(3,000)	-	3,000

Net Loss and Comprehensive Loss for Period	$61,618	$34,692	$8,950	$105,260

Basic Loss Per Share	$0.00	$0.00	$0.00

Weighted Average Number of
Common Shares Outstanding	41,709,750	41,709,750	39,628,347

See notes to financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Statements of Shareholders’ Deficit
Period From April 25, 2005 (Inception) to December 31, 2007
(Expressed in Canadian Dollars)

			Deficit
			Accumulated
	Number of		During the
	Common	Capital	Exploration
	Shares	Stock	Stage	Total

Balance, April 25, 2005	-	$-	$-	$-
Issued common shares to directors
for cash at $0.0001 per share
on April 30, 2005 (notes 6(a) and 7)	30,000,000	3,000	-	3,000
Private placement, common shares
for cash at $0.01 per share on
May 26, 2005 (note 6(a))	11,550,000	115,500	-	115,500
Private placement, common shares
for cash at $0.10 per share on
July 11, 2005 (note 6(a))	159,750	15,975	-	15,975
Net loss for period			(8,950)	(8,950)

Balance, December 31, 2005	41,709,750	134,475	(8,950)	125,525
Net loss for year			(34,692)	(34,692)

Balance, December 31, 2006	41,709,750	134,475	(43,642)	90,833
Net loss for year			(61,618)	(61,618)

Balance, December 31, 2007	41,709,750	$134,475	$(105,260)	$29,215

See notes to financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year	Year	Initial 250-Day	April 25, 2005
	Ended	Ended	Period Ended	(Inception) to
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2007

Operating Activities
Net loss	$(61,618)	$(34,692)	$(8,950)	$(105,260)
Adjustments to reconcile net loss to net
cash used in operating activities
Receivables	143	(463)	(216)	(536)
Prepaid expenses	902	(1,277)	(635)	(1,010)
Accounts payable and accrued liabilities	(4,954)	9,415	5,000	9,461
Cash Used in Operating Activities	(65,527)	(27,017)	(4,801)	(97,345)

Investing Activities
Proceeds from (investment in) short-terminvestment	70,673	(90,673)	-	(20,000)
Expenditures on oil and gas property interests	(896)	(8,438)	-	(9,334)
Cash Provided by (Used in) InvestingActivities	69,777	(99,111)	-	(29,334)

Financing Activity
Shares issued for cash	-	-	134,475	134,475

Inflow (Outflow) of Cash	4,250	(126,128)	129,674	7,796
Cash, Beginning of Period	3,546	129,674	-	-

Cash, End of Period	$7,796	$3,546	$129,674	$7,796

See notes to financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

Liberty Petroleum Inc. (formerly Liberty Gold Corp.) (the “Company”) was incorporated under the Canada Business Corporations Act on April 25, 2005.  On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction.  At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Liberty Petroleum Inc.

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

As shown in the accompanying financial statements, the Company has an accumulated deficit of $105,260 for the period from April 25, 2005 (inception) to December 31, 2007, has no source of revenue and, as at December 31, 2007, had working capital of $19,881 (2006 - $82,395).  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from its oil and gas exploration property.  The Company does not have sufficient cash and investments to fund its operations for the next 12 months.  Management has plans to seek additional capital in the future through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going-concern.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue as a going-concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles in Canada (“GAAP”).  The significant accounting policies are summarized as follows:

(a)	Basis of presentation

These financial statements are prepared in accordance with GAAP and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States.  The significant differences and the approximate related effects on these financial statements are set forth in note 10.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Significant areas requiring the use of estimates include the carrying value of oil and gas property interests, valuation of accrued liabilities, and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from these estimates and could impact future results of operations and cash flows.

(c)	Oil and gas property interests

The Company follows the full cost method for accounting for its oil and gas property interests.  Under this method all costs related to the acquisition of, exploration for, and development of oil and natural gas reserves are capitalized on a country-by-country basis.  These capitalized costs are depleted or depreciated on a unit-of-production method based on the estimated proven reserves or charged to income if exploration is determined to be unsuccessful.  Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties.

Where the Company has entered into option agreements for the acquisition of an interest in oil and gas property that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

(d)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Stock-based compensation

The Company grants stock options pursuant to a stock option plan described in note 6(b). The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(f)	Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share.  Common equivalent shares (consisting of shares issuable on the exercise of common stock warrants) totalling 34,650,000 in each of 2007, 2006 and 2005, respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(g)	Interest income

The Company recognizes interest income on its short-term investment on an accrual basis at the stated rate over the term to maturity.

(h)	Asset retirement obligations

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	New accounting pronouncements

(i)
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “Financial Instruments - Recognition and Measurement”. This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The adoption of this standard had no effect on the Company’s financial statements.

(ii)	Comprehensive income (loss)

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530 “Comprehensive Loss”, which establishes standards for presentation and disclosure of comprehensive loss. Comprehensive loss is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net loss and other comprehensive loss. Other comprehensive loss consists of gains and losses affecting shareholders’ equity that, under Canadian GAAP are excluded from net loss. The Company has no items of other comprehensive loss in any period presented. Net loss as presented in the Company’s Statement of Operations equals comprehensive loss.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Future accounting changes

(i)	Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.

The new section is effective for years beginning on or after January 1, 2008, and management anticipates that such adoption may have an impact on future financial statements.

(ii)	Financial instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007.  The Company is in the process of assessing the impact of this new section on its financial statements.

(iii)	Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)             Future accounting changes (continued)

(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

The company has designated its cash and short-term investment as held-for-trading and accounts payable and accrued liabilities as other liabilities.

(a)	Fair value

The carrying values of cash, short-term investment, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to credit risk with respect to its cash and short-term investment as these financial instruments are held at well capitalized financial institutions.

(d)	Currency risk

The Company is exposed to foreign currency fluctuation to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company does not employ derivatives or similar techniques to manage foreign currency risk.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500, paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property (the “Property”), if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  In 2007, total lease payments were $896.

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

6.	CAPITAL STOCK

(a)	Common shares

During the period from April 25, 2005 (inception) to December 31, 2007, the Company:

(i)	Issued 30,000,000 shares on April 30, 2005 to two of the Company’s directors for $0.0001 per share.

(ii)	Issued 11,550,000 units on May 26, 2005 at $0.01 per unit where each unit consisted of:

•           one common share;
•           one Class “A” warrant exercisable at $0.25 per share until May 26, 2010;
•           one Class “B” warrant exercisable at $0.50 per share until May 26, 2011;and
•           one Class “C” warrant exercisable at $1.00 per share until May 26, 2012.

All of the warrants become exercisable on May 26, 2008 and all of these warrants are unexercised and outstanding as at December 31, 2007.  The

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK (Continued)

(a)	Common shares (continued)

Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(iii)	Issued a further 159,750 common shares on July 11, 2005 for gross proceeds of $15,975.

(b)	Stock options

On June 28, 2007, the stockholders of the Company approved the Company’s 2007 stock option plan whereby the Company may grant options to its directors, consultants and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten year term. No stock options have been granted under the 2007 plan.

(c)	Share purchase warrants

As at December 31, 2007 and 2006, the following share purchase warrants were outstanding and are exercisable after May 26, 2008:

Expiry Date	Exercise Price	Number of Warrants
May 26, 2010	$0.25	11,550,000
May 26, 2011	$0.50	11,550,000
May 26, 2012	$1.00	11,550,000
		34,650,000

The weighted average exercise price of the warrants is $0.58.

Subsequent to the year ended December 31, 2007, the vesting dates of the share purchase warrants have been extended. Originally, all of the warrants were to have become exercisable on May 26, 2008.  On March 25, 2008, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants. As a result of the agreements between the Company and the respective warrant holders, the warrant vesting date has been extended to May 26, 2009 with respect to the Class A Warrants, to November 26, 2009 with respect to the Class B Warrants, and to May 26, 2010 with respect to the Class C Warrants.  All other terms of the Warrant agreements remain unchanged.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

7.	SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of the 30,000,000 shares owned by two of its Directors for a price of $0.01 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its right of repurchase as to some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

8.	INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

Income tax rate	34.12%	32.12%

Income tax benefit computed at Canadian statutory rates	$21,024	$11,143
Unrecognized tax losses	(21,024)	(11,143)
Net future income tax assets	$-	$-

The significant components of future income tax assets are as follows:

	2007	2006

Income tax rate	31%	32.12%

Non-capital loss carry-forwards for Canadian tax purposes	$105,691	$43,642

Income tax asset	32,764	14,018
Valuation allowance	(32,764)	(14,018)

	$-	$-

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

8.	INCOME TAXES (Continued)

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $105,691.  The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618

$105,691

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, directors’ fees in aggregate of $13,500 (2006 - $2,000) were paid to the directors of the Company.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

10.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Differences in accounting principles

(i)	Financial instruments

Under Canadian GAAP prior to October 31, 2006, investments were carried at the lower of aggregate cost or quoted market value.  Subsequent to that date, investments in marketable securities classified as available-for-sale and derivative financial instruments classified as held for trading are all recognized at fair value for both Canadian and US GAAP.  Unrealized gains and losses are included in other comprehensive income or operations for available-for-sale and held for trading investments respectively.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

10.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	Recent US accounting pronouncements

(i)
On July 13, 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The Company files income tax returns in Canada. All our tax returns are subject to tax examinations until respective statute of limitation. The Company currently has no tax years under examination.  Based on management’s assessment of FIN 48, the Company concluded that the adoption of FIN 48, as of January 1, 2007, had no significant impact on our results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of December 31, 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within twelve months of the reporting date.

(ii)
In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is not expected to have a material impact on the Company’s financial statements.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

10.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	Recent US accounting pronouncements (continued)

(iii)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  The SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted. SFAS 157 is not expected to have a material impact on the Company’s financial statements.

(iv)
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of fiscal years that begin after November 15, 2007. SFAS 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows

(v)
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination.

SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(vi)
In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.  SFAS 160 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

LIBERTY PETROLEUM INC.
(Formerly Liberty Gold Corp.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

10.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	Recent US accounting pronouncements (continued)

(vii)
In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not currently have any derivative or hedging activities.  SFAS 161 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Liberty Petroleum Inc., SEC File No. 333-137571

Dated: May 21, 2008	By:	/s/ Paul Uppal
	Name:	Paul Uppal
	Title:	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary

Dated: May 21, 2008	By:	/s/ Duncan Budge
	Name:	Duncan Budge
	Title:	Director

Dated: May 21, 2008	By:	/s/ Michael Nott
	Name:	Michael Nott
	Title:	Director

Dated: May 21, 2008	By:	/s/ Keith Diakiw
	Name:	Keith Diakiw
	Title:	Director

Dated: May 21, 2008	By:	/s/ Rob Sandhu
	Name:	Rob Sandhu
	Title:	Director