Form 20-F
period 2008-12-31
Power Oil & Gas Inc
filed 2009-07-01
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934
For the fiscal year ended ________December 31, 2008________

OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 333-137571

POWER GAS & OIL INC.
(Formerly Liberty Petroleum Inc.)
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  41,709,750 common shares as of December 31, 2008 and June 11, 2009.  No preferred shares issued and outstanding.

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

U.S. GAAP [  ]                 International Financial Reporting Standards as issued                                   Other [ X]
by the International Accounting Standards Board [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Index to Exhibits on Page ___

POWER OIL & GAS INC. (FORMERLY LIBERTY PETROLEUM INC.)

FORM 20-F ANNUAL REPORT 2008

TABLE OF CONTENTS

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

INTRODUCTION

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on April 25, 2005 under the name Liberty Gold Corp.  On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction.  At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Liberty Petroleum Inc.  On May 23, 2008 at a special meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Oil & Gas Inc.

We are currently an oil and gas exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

In this Annual Report, the “Company”, “Power Oil & Gas Inc.”, “Power”, "we", "our", and "us", refer to Power Oil & Gas Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 4620 Manilla Road S.E., Calgary, Alberta, T2G 4B7.

BUSINESS OF POWER OIL & GAS INC., (Formerly Liberty Petroleum Inc.)

Power Oil & Gas Inc., (formerly Liberty Petroleum Inc.)(the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al, a company related by common directors, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331and agreed to assume the underlying lease payments to the province of Alberta.

For all of its current properties, the Company has obtained the Petroleum and Natural Gas rights only.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 and for the fiscal period from April 25, 2005 (inception) to December 31, 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For Year Ended December 31, 2008	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For the Period April 25, 2005 (Inception) to December 31, 2005
Operating Revenues	-	-	-	-
Interest Income	$151	$2,451	$2,673	-
Loss from Operations	$(145,640)	$(61,618)	$(34,692)	$(8,950)
Net Loss	$(145,610)	$(61,618)	$(34,692)	$(8,950)
Loss per Share – Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Total Assets	$100,466	$38,676	$105,248	$130,525
Net Assets	$(49,372)	$29,215	$90,833	$125,525
Total Liabilities	$149,838	$9,461	$14,415	$5,000
Working Capital	$(91,488)	$19,881	$82,395	$125,525
Share Capital	$134,475	$134,475	$134,475	$134,475
Common Shares Issued	41,709,750	41,709,750	41,709,750	41,709,750
Dividends Declared	-	-	-	-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of three periods ended December 31st since the Company’s inception on April 25, 2005, the average rates for the period and the range of high and low rates for the period.  The data for April 2009 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

April 2009	1.22	1.19	1.27	1.19
March 2009	1.26	1.22	1.31	1.26
February 2009	1.25	1.22	1.27	1.27
January 2009	1.23	1.18	1.28	1.23
December 2008	1.23	1.19	1.30	1.22
November 2008	1.22	1.15	1.30	1.24
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
April 2, 2004 to December 31, 2004	1.30	1.20	1.38	1.20
______________________________________________________________________________

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

On June 23, 2006 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the change in the name of the Company from Liberty Gold Corp. to Liberty Petroleum Inc.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from mineral exploration to oil and gas exploration.  On May 23, 2008 at a special meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Oil & Gas Inc.  As a result we have only recently commenced oil and gas exploration operations.

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $106,100 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.
Even if we discover unconventional tight gas on our properties, a great deal more effort has to be put into extracting gas from a tight formation than a conventional natural gas deposit, where once drilled, the gas can usually be extracted quite readily, and easily.  Several techniques exist that allow natural gas to be extracted, including fracturing and acidizing, however, these techniques are very costly.  Accordingly, we will require substantial additional capital to fund our operations and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Currently, we are focused primarily on exploring our properties to determine the potential for hosting natural gas in the form of unconventional tight gas.  Unconventional tight gas is stuck in a very tight formations underground, trapped in unusually impermeable, hard rock, or in a sandstone or limestone formations that are unusually impermeable and non-porous (tight sand).  We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover unconventional tight gas on our properties, a great deal more effort has to be put into extracting gas from a tight formation than a conventional natural gas deposit, where once drilled, the gas can usually be extracted quite readily, and easily.  Several techniques exist that allow natural gas to be extracted, including fracturing and acidizing, however, these techniques are very costly.  Accordingly, we will require substantial additional capital to fund our operations.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

We have an irrevocable option to repurchase 16,000,000 common shares held by Pratt Barndollar, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary, and 14,000,000 common shares held by Manny Dhinsa, a member of our Board of Directors.  This repurchase option is exercisable by us if, at any time on or before April 30, 2025, the holder of such shares ceases to be a director of the Company.   For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Barndollar and $140,000 for the shares held by Mr. Dhinsa.  Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

6.
We are heavily dependent on contracted third parties and upon Pratt Barndollar, who is our Director, Chairman, President, Chief Executive and Operating, Officer, and Secretary.  The loss of Mr. Barndollar, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Pratt Barndollar, whose knowledge and leadership would be difficult to replace.  Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not currently have any consulting agreements in place with either Mr. Barndollar or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program.  We do not maintain any key person insurance on Mr. Barndollar.   If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Barndollar.

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

13.
Our auditors’ opinion in our December 31, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $250,900 from April 25, 2005 (inception) to December 31, 2008.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.	If we do not maintain the property lease payments on our properties, we will lose our interests in the properties as well as losing all monies incurred in connection with the properties.

We have leased property in Alberta, Canada that we have acquired through a Petroleum, Natural Gas and General Rights Conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd, and an Assignment and Assumption agreement with Giant Oil & Gas Inc.  The properties require lease payments to the Alberta provincial government.  See Section 4.D entitled ‘Property, Plant and Equipment’ of this 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the property and we will not retain any kind of interest in the property.

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

As of June 11, 2009, we had warrants outstanding to purchase an aggregate of 34,650,000 common shares.  We have registered the 34,650,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 26, 2009 with respect to the 11,550,000 Class A warrants, November 26, 2009 with respect to the 11,550,000 Class B warrants, and May 26, 2010 with respect to the 11,550,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

23.           There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

Our shares only began trading on the OTC Bulletin Board in January 2008 under the symbol LTYPF.  In June 2008 the symbol was changed to PWOIF to reflect the name change from Liberty Petroleum Inc. to Power Oil & Gas Inc.  There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.  If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.) (the “Company”)is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

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

On July 23, 2008, the Company entered into an Assignment and Assumption agreement with Giant Oil & Gas Inc. et al, a company related by a common director, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331 and agreed to assume the underlying lease payments to the province of Alberta

Our office is located at 4620 Manilla Road, S.E., Calgary, Alberta, Canada, T2G 4B7.  Our telephone number is 604-608-3830.  Our internet address is www.poweroilinc.com.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.

No commercially viable natural gas deposit may exist on our properties.  Our plan of operations is to carry out geological analysis of these properties in order to ascertain whether it possesses deposits of natural gas.  We can provide no assurance to investors that our property contains a commercially viable natural gas deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified.  At this time, we definitely have no known reserves on our property.

For the period from April 25 2005 (inception) to December 31, 2008, we did not generate any revenue.

4.B. Business Overview

Historical Corporate Development

Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.)(the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  To accomplish our objective, our strategy is to acquire exploration prospects. On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Conveyance Agreement with Stone Petroleums Ltd. et al whereby the Company acquired a 100% interest in a petroleum and natural gas lease in the Milk River area of Alberta, Canada.  The rights associated with the lease relate to petroleum and natural gas.  On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada.  Upon signing the Agreement, the Company agreed to assume the underlying lease payments to the province of Alberta.  The Company’s specific goal is to explore the properties for potential unconventional tight gas sands.

However, extensive analysis of these properties will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable natural gas on these grounds. In addition, there is no assurance that we will be able to make the payments required by the lease agreement for the property.  There is no assurance that the property will ever generate any revenue.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has an interest in 11 petroleum and natural gas (“PN&G”) leases in Alberta, Canada.

Unconventional Tight Gas Sands Background

Canada has large deposits of natural gas in rock formations that are especially difficult and expensive to produce. The gas in these difficult-to-produce formations is often referred to as “unconventional”. Most commonly, the formations are low permeability, or “tight” sandstones and limestones, coal seams, organic shales, or interbedded combinations of these formations.

Unconventional gas is found in virtually all Canadian sedimentary basins with the gas resource estimated at over 60 trillion cubic metres. Over the last several decades, new technologies have allowed it to be commercially developed. Between 20 to 30% of Canada's current natural gas production is unconventional. In the United States, unconventional gas accounts for over 40% of gas production.

Tight sandstones and limestones are Canada's most important unconventional gas resource in terms of production. A recent study, funded in part by the Canadian government, indicates that between 85 and 113 million cubic metres per day of Canada's gas production is from tight gas formations. Historically, it has not been the practice in Canada to distinguish between conventional and unconventional gas production from sandstones and limestones. Over the last decade or so, the contribution of tight zones to production has been increasingly recognized and targeted for development.

Significant tight gas production occurs in shallow gas plays in Alberta, and the deep basin of Alberta.  Over the years there has been significant success in accessing natural gas locked in these tight gas reservoirs primarily through the application of horizontal drilling technology.  As conventional sandstones and limestones continue to decline in production, these tight formations will become increasingly important as industry currently shows a high level of interest in this play.

Acquisition of Interests

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta

Location

All of the Company’s leases are located in the Province of Alberta with a focus on the Taber/Grand Forks area.

The Taber/Grand Forks group of leases covers more than 2,100 hectares or 5,300 acres in southern Alberta.  The area is known to have significant potential and a demonstrated history of production.

Property Lease Information

The Company’s properties are comprised of 11 leases with the government of the province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Number	Hectares	Lease Commencement Date	Annual Lease Payments

0405070015 0407020077 0407030073	256 128 256	July 14, 2005 February 8, 2007 March 8, 2007	$896 $448 $896
0407030650 0407040015 0407040018 0407040020 0407050502 0407080296 0407080298 0407080302 Totals	256 250.912 192 128 256 124.32 128 192 2167.232	March 22, 2007 April 5, 2007 April 5, 2007 April 5, 2007 May 31, 2007 August 23, 2007 August 23, 2007 August 23, 2007	$896 $878.19 $672 $448 $896 $435.12 $448 $672 $7,585.31
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

To date, Horseshoe Canyon coals with relatively low gas contents, but with favourable fracturing are being successfully exploited for unconventional production in the south-central plains.  Mannville coals are showing potentially favourable amounts of fracturing and high gas contents in some locations are undergoing evaluation in the north central to central plains.

Property Geology

The Company’s Properties have not undergone any drilling.  Drill log information from wells drilled on adjacent properties is publicly available. Based on a review of these drill logs, there is an indication that Belly River and Mannville coals may be present.

Previous Work

The Properties are very early stage properties and have not had any drilling performed on it.  The Properties are located in an area that is known to host Belly River and Mannville coals.

Planned Work by the Company for 2009

The Province of Alberta maintains a significant publicly-available database of drilling information from all wells drilled under leases issued by the provincial government.  Companies who drill on government land in Alberta are required to submit their drill results to the province.  Therefore, previous drilling undertaken on land adjacent to the Company’s holding, or drilling on the Company’s land by companies exploring for other resources (oil sands for example) are required to submit their drill log data to the Alberta government.  As a result, there is a large database of drill results available to the public.  The Company intends to undertake a comprehensive review of this drill log data from surrounding properties in order to gain a better understanding of the exploration potential of the properties.  The Company does not currently have agreements in place with qualified geologists who can undertake this review.  Currently, the Company is attempting to engage consultants to perform the reviews.

The review of the data will include preparing detailed geological maps using existing drill log data with the aim of identifying potential drill targets and to obtain a better understanding of potential strategies for acquiring new land holdings.  The Company will not undertake any drilling in 2009, as the review of available information will take between twelve to eighteen months to complete commencing  January 2009.  Therefore, the Company is not expecting to undertake any drilling until at least 2010.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2008, 2007, 2006 and for the period from April 25, 2005 (inception) to December 31, 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.) for the fiscal years indicated:

	Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.)
	Periods Ended December 31
	2008	2007	2006

Operating revenue	$-	$-	$-
Interest income	$151	$2,451	$2,673
Expenses	$145,391	$64,069	$37,365

Loss from operations	$(145,640)	$(61,618)	$(34,692)
Net loss	$(145,640)	$(61,618)	$(34,692)
Net loss per share:
Basic and diluted	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	41,709,750	41,709,750	41,709,750

Results of Operations of Fiscal 2008 vs. Fiscal 2007

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2008 we had a net loss of $145,640 of the like consisting of: (a) $5,948 in listing and filing fees related to the preparation of the Company’s 20-F and the Company’s name change; (b) $36,250 in professional fees related to the preparation of our financial statements (c) $5,210 in office expenses; (d) $1,650 for transfer agent costs (e) $15,000 in Directors’ fees, (f) $60,573 in stock based compensation, (g) $20,760 in loss on foreign exchange derivative, and (h) $151 in interest income.

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

The increase in the loss in 2008 compared to 2007 is primarily related to the fact that in 2008 the Company incurred an expense for stock based compensation of $60,573 versus $Nil for 2007 and a loss on foreign exchange derivative of $20,760 versus $Nil for 2007.   We did not have any rent charges in 2008 versus $4,000 in 2007.  In 2008 listing and filing fees decreased to $5,948 compared to $21,404 in 2007.

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

General and Administrative Expenses

For the year ended December 31, 2007 we had a net loss of $61,618 consisting of: (a) $21,404 in listing and filing fees related to the preparation of the Company’s 20-F and the updating of the F-1 registration statement; (b) $15,700 in professional fees related to the preparation of our financial statements (c) $7,966 in office expenses; (d) $4,000 in rent; (e) $1,499 in transfer agent costs (f) $13,500 in Directors’ fees, and (g) $2,451 in interest income.

For the year ended December 31, 2006 we had a net loss of $34,692 consisting of: (a) $18,733 in listing and filing fees related to the preparation of the Company’s F-1 registration statement; (b) $7,500 in professional fees related to the preparation of our financial statements (c) $3,000 relating to the write-off of the Company’s option payment on its former gold exploration property; (d) $1,470 in office expenses; (e) $4,077 in rent; (f) $585 in transfer agent costs (g) $2,000 in Directors’ fees, and (h) $2,673 in interest income.

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

5.B.  Liquidity and Capital Resources

Liquidity

We are an oil and gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties. We have members on our board of directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed.  Should we make a finding of natural gas on our properties, we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling its findings to another oil and gas company, it would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for the company to continue operations.

Since our incorporation we have financed our operations almost exclusively through the sale of our common shares to investors.  As we are an oil and gas exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations.  Until a significant discovery is found, our working capital requirements will be dependent upon the amount of our exploration budget for any given year.  We expect to continue to finance operations through the sale of equity.  However, there is no guarantee that we will be successful in arranging financing on acceptable terms.

On October 14, 2008 and November 6, 2008 the Company entered into two bridge loan agreements with two separate investors for $57,672.50 and $59,472.50 respectively.  The loans carry an interest rate of the Bank of Canada Rate +1% per annum, and may be converted to common stock of Power Oil & Gas at the discretion of the Borrower or Lender at a conversion rate based on fair market value of the Company’s common shares, which will be determined by the Borrower and the Lender on the date of conversion.  The funds will be used for operating capital purposes and the acquisition of exploration properties.  The 2008, 2007,  and 2006 operations were funded through two private placements and the two bridge loan agreements. Such proceeds are not sufficient to enable us to continue our planned operations.

During 2008, we used $55,548 for operating activities, a decrease of $9,979 over 2007.  The decrease in 2008 from 2007 was primarily due to an increase in the 2008 net loss ($131,360) compared to the net loss in 2007 ($61,618).     In 2008 there was an increase of accounts payable and accrued liabilities of $1,602 while in 2007 there was a decrease of $4,954.

In 2008 there was an inflow from bridge loans payable of $117,145 while 2007 was nil.

Investing in 2008 related to $20,000 invested in short term investments and cash used for the acquisition of oil and gas interests  and annual property payments totaling $32,782.  In 2007, we invested $70,673 in short-term investments and used cash to make our annual property payment of $896.

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

We had cash and short-term investments of $56,611 as of December 31, 2008. We anticipate that we will incur through the end of our next fiscal year:

•	$57,600 in connection with work expenditures, lease payments and the initial geological analysis of the oil and gas leases;

•
$49,100 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

•	There are two loans payable due before the end of the next fiscal year of in the amount of $117,145. This amount has not been included in the operating expenses due to terms of conversion.

At December 31, 2008 we had working capital of ($91,488). Therefore, current cash on hand is not sufficient for the next twelve months as proposed in our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common shares.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2008 and December 31, 2007 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars at December 31, 2008:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Property Leases	$20,964	$7585	$13,379	$0	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$20,964	$7585	$13,379	$0	$0

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta of $3.50 per hectare.  These leases all expire in 2012 but can be renewed.

At December 31, 2008 and 2007, the Company had trade payables, accrued liabilities, and bridge loan payables of $128,208 and $9,461 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
June 11, 2009
______________________________________________________________________________

The following table sets forth certain information regarding the members of our board of directors and our executive officers:

Name	Age	Positions and Offices Held
Pratt Barndollar	50	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Manny Dhinsa	37	Director
Rob Sandhu	33	Director
Keith Diakiw	36	Director

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

PRATT BARNDOLLAR, age 50, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

Manny Dhinsa, age 37, is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

Rob Sandhu has served on our Board of Directors since May 15, 2007.  Since October 2007 he has also served as the President, CEO, and Director of Giant Oil & Gas Inc., a publicly traded oil and gas exploration company. He is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999. During the preceding five years Mr. Sandhu has worked for the Halliburton Group as a directional driller and as a drilling operator for Phoenix Technology Income Trust. From 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

Keith Diakiw, age 36, has served on our Board of Directors since May 15, 2007.  He is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science

Involvement in Certain Legal Proceedings

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

6.B. Compensation

Cash Compensation

Except as described herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal years ended December 31, 2008 or 2007.   Commencing September 2006, Mr. Nott, and Commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw, each has received $500 per month to serve as a Director of the Company.  Mr. Nott received remuneration from January to June 2008 as he resigned in June 2008.   During the fiscal year ended December 31, 2008, total Directors’ Fees were $15,000 (2007 - $13,500).  The monthly fees owing to Mr. Sandhu have been temporarily suspended as of January 2009 in order to conserve operating expenses.  Mr. Diakiw will receive monthly fees for the first quarter of 2009 and then will be suspended in order to conserve operating capital.

We do not maintain key-man life insurance for any of our executive officers or directors.

At the Company’s Annual General Meeting held June 28, 2007, a majority of the Company’s shareholders approved the Company’s 2007 stock option plan.  The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options.  To date, a total of 600,000 options have been granted under the plan, whereas 200,000 have an exercise price of $.50 USD per option, 200,000 have an exercise price of $1.00 USD per option, and 200,000 have an exercise price of 1.50 USD per option.

Outstanding Equity Awards as at December 31, 2008

Name	No. of Options Granted	Exer-cise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Pratt Barndollar(2)	200,000	$.51	06/30/08	06/30/18	$.51	-	200,000	$99,000
Pratt Barndollar(2)	200,000	$1.02	06/30/08	06/30/18	$.51	-	200,000	$97,800
Pratt Barndollar(2)	200,000	$1.53	06/30/08	06/30/18	$.51	-	200,000	$97,000
Manny Dhinsa	-	-	-	-	-	-	-	-
Rob Sandhu Keith Diakiw	- -	- -	- -	- -	- -	- -	- -	- -
(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

(2) Mr. Barndollar was granted 600,000 options on June 30, 2008.  The options vest in equal installments of 200,000 every twelve months commencing June 30, 2009 and ending June 30, 2011.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exceptions of Pratt Barndollar, Rob Sandhu, and Keith Diakiw, there are no Director Service contracts.  Pursuant to an agreement dated June 2008 between the Company and Mr. Barndollar, commencing June 2008, Mr. Barndollar is to serve as the President, CEO, and  Director of the Company.  Pursuant to respective agreements dated May 15, 2007 between the Company and Mr. Sandhu and Mr. Diakiw, commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw each began receiving $500 per month to serve as a Director of the Company.

The monthly fees owing to Mr. Sandhu have been suspended as of January 1, 2009 in order to conserve cash flow.  The monthly fees owing to Mr. Diakiw have been suspended as of April 1, 2009 in order to conserve cash flow.  The respective service contracts will terminate upon the respective Director ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. Until September 2008, the Company’s Audit Committee consists of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Paul Uppal, Duncan Budge and Michael Nott. Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

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

6.E. Share Ownership

The following table lists, as of June 11, 2009 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management
______________________________________________________________________________

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Pratt Barndollar	16,000,000(1)	38.4%
Manny Dhinsa	14,000,000(1)	33.6%
Keith Diakiw Rob Sandhu	- -	- -
All directors and executive officers as a group (four persons)	30,000,000	72.0%

*                        Based on 41,709,750 shares outstanding as of June 11, 2009.

(1)
The shares owned by Messrs. Barndollar and Dhinsa are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Barndollar and Dhinsa are held by them (or any of their affiliates or family members), and will survive the resignation as an officer or director of the Company by Mr. Barndollar and/or Mr. Dhinsa.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by theses Directors by delivering a notice of such exercise to Mr. Barndollar and/or Mr. Dhinsa not less than ten business days prior to the closing of such repurchase.  Messrs. Barndollar and Dhinsa agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Barndollar and Dhinsa also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

Stock Options

On June 28, 2007, the stockholders of the Company approved the Company’s 2007 stock option plan whereby the Company may grant options to its directors, consultants and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten year term. 600,000 options have been granted to date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at June 11, 2009 Pratt Barndollar and Manny Dhinsa own an aggregate 30,000,000 shares, or 72.0% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On September 10, 2008, one of our founding Directors, Mr. Paul Uppal, resigned as a Director, and, pursuant to a share assignment agreement dated September 10, 2008, gifted his 16,000,000 common shares to Pratt Barndollar, our new President, CEO and Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Barndollar are subject to the same terms and conditions as were in our agreement with Mr. Uppal, including the repurchase option held by us with respect to Mr. Uppals’s shares.

On September 10, 2008, Mr. Duncan Budge, resigned as our Director, and, pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Manny Dhinsa, our Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Dhinsa are subject to the same terms and conditions as were in our agreement with Mr. Budge, including the repurchase option held by us with respect to Mr. Budge’s shares.

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

7.A.2. Canadian Share Ownership.

On June 11, 2009 the Company’s shareholders’ list showed At 41,709,750 common shares outstanding which were held by approximately 47 stockholders of record.  Of the shares issued and outstanding 34,739,750 are held by shareholders with Canadian addresses.

The Company’s shares began trading in January 2008 under the stock symbol LTYPF on the OTC Bulletin Board.  In June 2008 the symbol was changed to PWOIF to reflect the name change from Liberty Petroleum Inc. to Power Oil & Gas Inc.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

In May 2004, pursuant to an agreement, we issued 16,000,000 common shares to Paul Uppal, one of our officers, directors and founder.   On September 10, 2008 Mr. Uppal, resigned as our director, and, pursuant to a share assignment agreement dated September 10, 2008, he gifted his 16,000,000 common shares to Mr. Pratt Barndollar, who is our President, CEO and Director.  Pursuant to the share assignment agreement, the common shares given to Mr. Barndollar are subject to the same terms and conditions as were in our agreement with Mr. Uppal, including the repurchase option held by us with respect to Mr. Uppal’s shares. Such shares are restricted and the certificates representing such shares contain a restrictive legend.

In May 2004, we also issued 14,000,000 common shares to one of our directors and founder, Greg Crowe.  On August 17, 2006 Mr. Crowe, resigned as our director, and, pursuant to a share purchase agreement dated August 17, 2006, he sold his 14,000,000 common shares at a price of $0.0001 to Mr. Duncan Budge, who is our director.  Pursuant to the share purchase agreement, the common shares purchased by Mr. Budge are subject to the same terms and conditions as were in our agreement with Mr. Crowe, including the repurchase option held by us with respect to Mr. Crowe’s shares.   On September 10, 2008, Mr. Duncan Budge, resigned as our Director, and, pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Manny Dhinsa, our Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Dhinsa are subject to the same terms and conditions as were in our agreement with Mr. Budge, including the repurchase option held by us with respect to Mr. Budge’s shares.

The common shares issued to Mr. Barndollar and Mr. Dhinsa are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Barndollar and Mr. Dhinsa at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.  The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Barndollar and $140,000 for the shares held by Mr. Dhinsa. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2008 and 2007 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal periods ended December 31, 2008, 2007, 2006, and 2005.

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

On August 21, 2006 Mr. Michael Nott was appointed to the Board of Directors.

On May 15, 2007 Mr. Rob Sandhu and Mr. Keith Diakiw were appointed to the Board of Directors.

On June 28, 2007 at an annual general meeting of shareholders, a majority of the shareholders of the Company approved the Company’s 2007 Stock Option Plan.

On June 28, 2007 Mr. Paul Uppal was appointed President, Secretary, and Treasurer.

On May 23, 2008 at a special meeting of the shareholders, a majority of the shareholders of the Company approved a change in name of the Company to Power Oil & Gas Inc.

On June 1, 2008, Mr. Pratt Barndollar was appointed CEO, CFO President, Secretary, Treasurer and Director.

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta.

On September 10, 2008 Manny Dhinsa was appointed to the Board of Directors.

On September 10, 2008, one of our founding Directors, Mr. Paul Uppal, resigned as a Director, and, pursuant to a share assignment agreement dated September 10, 2008, gifted his 16,000,000 common shares to Pratt Barndollar, our new President, CEO and Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Barndollar are subject to the same terms and conditions as were in our agreement with Mr. Uppal, including the repurchase option held by us with respect to Mr. Uppals’s shares.

On September 10, 2008, Mr. Duncan Budge, resigned as our Director, and, pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Manny Dhinsa, our Director.  Pursuant to the share assignement agreement, the common shares gifted to Mr. Dhinsa are subject to the same terms and conditions as were in our agreement with Mr. Budge, including the repurchase option held by us with respect to Mr. Budge’s shares.

On October 14, 2008 and November 6, 2008 the Company entered into two bridge loan agreements with two separate investors for $57,672.50 and $59,472.50 respectively.  The loans carry an interest rate of the Bank of Canada Rate +1, and may be converted to common stock of Power Oil & Gas.

ITEM 9.  THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

Our shares began trading in January 2008 under the stock symbol LTYPF on the OTC Bulletin Board. In June 2008 the symbol was changed to PWOIF to reflect the name change from Liberty Petroleum Inc. to Power Oil & Gas Inc.  There is currently no established public trading market for our securities.  As a result, a market may never develop or if developed may not be maintained.  As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

ITEM 10.  ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 25, 2005. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extraprovincial company under the Business Corporations Act, British Columbia on May 6, 2005.  In addition, the Company also was issued a Certificate of Registration as an extraprovincial company in Alberta on July 17, 2006.  On June 28, 2006 the Company filed its Articles of Amendment changing its name to Liberty Petroleum Inc. and changing its purpose to “oil and natural gas exploration”.  On May 23, 2008 the Company filed its Articles of Amendment changing its name to Power Oil & Gas Inc.  In September 2008 the Company deregistered as an extraprovincial Company in British Columbia.

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

2.
We have an agreement with Pratt Barndollar, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary, which allows us at any time to send a notice to Mr. Barndollar that we are purchasing all or any portion of his 16,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share.  We have the same option right with respect to 14,000,000 shares owned by Mr. Manny Dhinsa, a director. Under these agreements, if we elect to exercise our option to purchase their shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

3.
On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Milk River Property”).  The rights to the Milk River Property were acquired for $8,438 (including closing costs) which was paid upon signing.  The rights that were acquired relate to the petroleum and natural gas rights only.  The Milk River Property covers 256 hectares of land in the Milk River area of Alberta, which is approximately 77 kilometers south of Medicine Hat in the Plains region of Alberta.  The lease, which expires in July 2010, gives the Company the right to explore the Milk River Property covered by the lease.  Power’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Milk River Property.  The Milk River Property is subject to an annual lease payment payable to the government of Alberta in the amount of $896 until expiry on July 14, 2010.

4.    On March 25, 2008, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the Warrant Commencement Date has been extended from May 26, 2008 to May 26, 2009 with respect to the Class A Warrants, to November 26, 2009 with respect to the Class B Warrants, and to May 26, 2010 with respect to the Class C Warrants.  All other terms of the Warrant agreements remain unchanged.

4.    On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil   & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta.  The leases give the Company the right to explore the properties and are subject to annual lease payments payable to the government of Alberta in the amount of $6,689.31until expiry in 2012.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2008.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

The Company is exposed to foreign currency risk with respect to its foreign exchange derivative. The foreign exchange derivative arises from the Company having issued stock options during 2008 with an exercise price stated in a currency other than the Canadian dollar. For the year ended December 31, 2008, the Company incurred a mark-to-market unrealized loss on the foreign exchange derivative of $20,760. As the stock options exercise price is stated in the US dollar, a fluctuation of $0.01 in the difference between the futures price and the current exchange rate for the US dollar to Canadian dollar exchange rate could result in a $6,000 fluctuation in earnings.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,650,000 common shares. Of these warrants, 11,550,000 are exercisable at $0.25 per share, which are exercisable beginning May 26, 2009 and expire May 26, 2010; 11,550,000 are exercisable at $0.50 per share, which are exercisable beginning November 26, 2009 and expire May 26, 2011; and 11,550,000 are exercisable at $1.00 per share, which are exercisable beginning May 26, 2010 and expire May 26, 2012. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Pratt Barndollar.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness:

•
Our company’s administration is composed of a small number of administrative individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties.  Management will reassess this matter in the following year to determine whether improvement in segregation of duty is feasible.

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until September 2008 the Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs.  Mr. Duncan Budge was the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.), he also has served on the Board and was the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc., and Giant Oil & Gas Inc. As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2008 and 2007, the Company’s auditors.

Fiscal Year ended December 31, 2008 and 2007	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2008	2007

Audit Fees	$17,500	$11,700
Audit Related Fees	$1,500	$Nil
Tax Fees	$1,000	$Nil
All Other Fees	$Nil	$4,400
Total	$20,000	$11,700

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

* Filed herewith.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)

Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF POWER OIL & GAS INC
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)

We have audited the balance sheets of Power Oil & Gas Inc. (Formerly Liberty Petroleum Inc.) (An Exploration Stage Company) as at December 31, 2008 and 2007, and the statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 23, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements.  Our report to the shareholders dated June 23, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
[Missing Graphic Reference]
June 23, 2009

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2008	2007

Assets

Current
Cash	$56,611	$7,796
Short-term investment	-	20,000
Goods and services tax receivable	729	536
Prepaid expenses	1,010	1,010
	58,350	29,342
Oil and Gas Property Interests (note 4)	42,116	9,334

	$100,466	$38,676

Liabilities and Shareholders’ Equity (Deficiency)

Current Liabilities
Accounts payable and accrued liabilities	$18,413	9,461
Foreign exchange derivative (note 5)	14,280	-
Bridge loan payable (note 6)	117,145	-
	149,838	9,461

Shareholders’ Equity (Deficiency)

Capital Stock
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued and outstanding
41,709,750 common shares (notes 8 and 9)	134,475	134,475
Contributed surplus	67,053	-
Deficit accumulated during the exploration stage	(250,900)	(105,260)
	(49,372)	29,215

	$100,466	$38,676

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Pratt Barndollar “
__________________________________
Pratt Barndollar, President

“Manny Dhinsa “
__________________________________
Manny Dhinsa, Director

See notes to financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Statements of Operations
Years Ended December 31
(Expressed in Canadian Dollars)

	2008	2007	2006

Expenses
Stock-based compensation (note 8(c))	$60,573	$-	$-
Professional fees	36,250	15,700	7,500
Loss on foreign exchange derivative (notes 3(e) and 5)	20,760	-	-
Directors’ fees	15,000	13,500	2,000
Listing and filing fees	5,948	21,404	18,733
Office and sundry	5,210	7,966	1,470
Transfer agent fees	1,650	1,499	585
Rent	-	4,000	4,077

Total Expenses	145,391	64,069	34,365
Other
Interest income	(151)	(2,451)	(2,673)
Foreign exchange loss	400	-	-

	(145,640)	(61,618)	(31,692)
Write-off of mineral property option payment (note 7)	-	-	(3,000)

Net Loss and Comprehensive Loss for Year	$(145,640)	$(61,618)	$(34,692)

Basic and Diluted Loss Per Share	$-	$-	$-

Weighted Average Number of Common Shares Outstanding	41,709,750	41,709,750	41,709,750

See notes to financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Statements of Shareholders’ Deficiency
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, December 31, 2005	41,709,750	$134,475	$-	$(8,950)	$125,525
Net loss for year	-	-	-	(34,692)	(34,692)

Balance, December 31, 2006	41,709,750	134,475	-	(43,642)	90,833
Net loss for year	-	-	-	(61,618)	(61,618)

Balance, December 31, 2007	41,709,750	134,475	-	(105,260)	29,215
Stock based compensation	-	-	67,053	-	67,053
Net loss for year	-	-	-	(145,640)	(145,640)

Balance, December 31, 2008	41,709,750	$134,475	$67,053	$(250,900)	$(49,372)

See notes to financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2008	2007	2006

Operating Activities
Net loss for the year	$(145,640)	$(61,618)	$(34,692)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	60,573	-	-
Loss on foreign exchange derivative	20,760	-	-
Receivables	(193)	143	(463)
Prepaid expenses	-	902	(1,277)
Accounts payable and accrued liabilities	8,952	(4,954)	9,415

Cash Used in Operating Activities	(55,548)	(65,527)	(27,017)

Investing Activities
Proceeds from (investment in) short-term investments	20,000	70,673	(90,673)
Expenditures on oil and gas property interests	(32,782)	(896)	(8,438)

Cash Provided by (Used in) Investing Activities	(12,782)	69,777	(99,111)

Financing Activity
Bridge loan payable	117,145	-	-

Cash Provided by Financing Activity	117,145	-	-

Inflow (Outflow) of Cash	48,815	4,250	(126,128)
Cash, Beginning of Year	7,796	3,546	129,674

Cash, End of Year	$56,611	$7,796	$3,546

Supplementary Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

See notes to financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.) (the “Company”) was incorporated under the Canada Business Corporations Act on April 25, 2005.  On June 23, 2006, at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved a change in business of the Company from mineral exploration to oil and gas exploration and extraction.  At the same meeting, a majority of the shareholders of the Company approved a change in name of the Company to Power Oil & Gas Inc.

The Company has been in the exploration stage since its formation and has only recently commenced its planned operations (oil and gas property exploration).  The Company is primarily engaged in the acquisition and exploration of oil and gas property interests in North America.

At December 31, 2008, the Company had working capital deficiency of $91,488 (2007 – working capital of $19,881) and an accumulated deficit of $250,900 (2007 - $105,260).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests.  The Company will require additional equity financing to meet its administrative overhead costs, and to continue exploration work on its oil and gas interests in 2009.

The Company’s financial statements have been prepared assuming the going-concern concept. The application of the going-concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going concern.

If the going-concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments would be material.

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The Company has no sources of revenue, and has significant cash requirements to meet its administrative overhead and maintain its oil and gas interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The functional and reporting currency of the Company is the Canadian dollar.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (see note 11). The significant accounting policies are summarized as follows:

(a)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Significant areas requiring the use of estimates include the carrying value of oil and gas property interests, valuation of accrued liabilities, variables used in the calculation of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from these estimates and could impact future results of operations and cash flows.

(b)	Financial instruments

The Company classifies its financial instruments into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(c)	Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s statements of operations and deficit equals comprehensive loss.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Oil and gas property interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized.  These costs include leasehold acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to exploration and development activities.

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such sale significantly impacts the rate of depletion.

Costs associated with unproven reserves are reviewed by management to determine whether they have become impaired. The ceiling test is calculated by comparing the carrying value of oil and gas interest to the sum of undiscounted cash flows expected to result from future production of proved reserves and carrying value of unproved properties, net of any impairments. Estimates of future net revenues are based on expected future commodity prices and costs rather than those existing at the measurement date. It is possible that changes could occur that would adversely affect management’s estimates resulting in further write-downs of the carrying value of the interest. If impairment occurs, the carrying value of the related interest will be reduced to reflect the estimated net realizable value.

The amounts shown for petroleum and natural gas interests represent costs incurred to date less depletion and impairment if any, and do not necessarily reflect present or future values.

(d)	Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially enacted.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

(f)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted loss per share.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, have not been included in the calculation of the weighted average number of common shares outstanding.

(g)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Foreign currency transactions

Amounts held or transacted in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii)	Non-monetary items at the historical exchange rate; and

(iii)	Expenses, at the exchange rate on the date of the transaction.

Gains and losses arising from translation are included in the current period’s loss.

(h)	Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)	Financial Instruments

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

(ii)	Capital Disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 13).  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and procedures for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Changes in accounting policies (continued)

(iii)	Going Concern

Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see note 1).

(i)	Future accounting changes

(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for the Company on January 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

(ii)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, short-term investment, accounts payable and accrued liabilities, foreign exchange derivative, and bridge loan payable.  The Company has designated its cash and short-term investment, and foreign exchange derivative as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities and bridge loan payable as other liabilities.

(a)	Fair value

The carrying values of cash, short-term investment, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The fair value of the foreign exchange derivative is estimated using current market measures for foreign exchange rates. The carrying value of the bridge loan payable is equal to its fair value as the loan interest rate is equal to the market interest rate.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2008, the Company had accounts payable other than accrued liabilities of $63 (2007 - $2,461), which were due within 30 days, and loans payable of $117,145 (2007 - $Nil), which are due within one year. The Company does not have sufficient cash and cash equivalents as at December 31, 2008 to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2010. There is no assurance that management’s strategy will be successful.

(c)	Interest rate risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.

(d)	Other price risk

Other price risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

(e)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to minimal credit risk with respect to its cash and short-term investment as these financial instruments are held at a major Canadian financial institution.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

(f)	Foreign currency risk

Foreign currency risk refers to the risk that the value of financial instruments or cash flows associated with the instruments will fluctuate due to changes in the foreign exchange rates. The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. The Company is exposed to foreign currency risk with respect to its foreign exchange derivative. The foreign exchange derivative arises from the Company having issued stock options during 2008 with an exercise price stated in a currency other than the Canadian dollar. For the year ended December 31, 2008, the Company incurred a mark-to-market unrealized loss on the foreign exchange derivative of $20,760. As the stock options exercise price is stated in the US dollar, a fluctuation of $0.01 in the difference between the futures price and the current exchange rate for the US dollar to Canadian dollar exchange rate could result in a $6,000 fluctuation in earnings.

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s unproven oil and gas interests are as follows:

	2008	2007

Balance, beginning of the year	$9,334	$8,438
Lease and acquisition costs	32,782	896

Balance, end of the year	$42,116	$9,334

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta (the “Property”). Upon signing the Agreement, the Company paid the Vendor $7,500, paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  In 2008, total lease payments were $2,451 (2007 - $896).

On July 23, 2008, the Company entered into an assumption agreement with Giant Oil & Gas Inc., a company related by common directors, whereby the Company acquired all of the rights and obligations of ten Alberta Crown Petroleum and Natural Gas Lease Agreements for the total amount of $30,331, which was equal to the carrying value of the ten leases.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS (Continued)

As at December 31, 2008, the Company has 11 leases requiring total annual lease payments of $7,585 through to 2012.

5.	FOREIGN EXCHANGE DERIVATIVE

On June 30, 2008, the Company issued stock options to the Company’s President with an exercise price stated in US dollars, which resulted in the following:

2008

Foreign exchange derivative, June 30, 2008	$6,480
Mark-to-market loss on foreign exchange derivative	(20,760)
Foreign exchange derivative, December 31, 2008	$(14,280)

On June 30, 2008, the initial recognition of the foreign exchange derivative resulted in a recovery of stock-based compensation of $6,480 (note 8(c)).

6.	BRIDGE LOAN PAYABLE

On November 6, 2008 the Company entered into a $117,145 bridge loan agreement with two unrelated parties.  The loan bears interest at the Bank of Canada Prime Rate (December 31, 2008 - 3.50%) plus 1% per annum.  Loan principal and accrued interest in the amount of $57,672 is due on October 14, 2009 and $59,473 is due on November 6, 2009. The loan is unsecured and may be converted to common shares of the Company in 2009 at the discretion of the Borrower or Lender at a conversion rate based on the quoted market value of the Company’s common shares, which will be determined by the Borrower and the Lender on the date of conversion.

7.	MINERAL PROPERTY OPTION PAYMENT

On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia.  The Company could have exercised its option by making cash payments totalling $103,000 and incurring net expenditures on the property of at least $110,000 by March 15, 2010.  The Company paid the initial $3,000 deposit as required under the agreement but did not commence exploration.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.  The $3,000 property option payment for the GQ Property has been expensed in the statement operations during the year ended December 31, 2006.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK

(a)	Common shares

During the years ended December 31, 2008, 2007 and 2006, the Company did not enter into any common share transactions.

(b)	Stock options

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

In 2008, 600,000 stock options were granted to a director and officer of the Company, which vest over a four year period.

The following table sets forth a summary of options granted and exercised:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2007	-		$-
Options granted	600,000	$	US 1.00
Options exercised	-		$-

Balance, December 31, 2008	600,000	$	US 1.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2007 Plan at December 31, 2008:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable

US $ 0.50	200,000	June 30, 2018	100,000
US $ 1.00	200,000	June 30, 2018	Nil
US $ 1.50	200,000	June 30, 2018	Nil
	600,000		100,000

At December 31, 2008, the intrinsic value of the Company’s stock options was $80,000.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK (Continued)

(c)	Stock-based compensation

For the year ended December 31, 2008, the Company has recognized $67,053 (2007 - $Nil; 2006 - $Nil) in stock-based compensation, which was offset by $6,480 (2007- $Nil) for the fair value of the foreign exchange derivative.  There is $143,247 in unrecognized stock-based compensation, which will be recognized in future periods as the options vest. The fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

	2008	2007	2006

Risk-free interest rate	3.74%	N/A	N/A
Dividend yield	Nil	N/A	N/A
Expected volatility	68.29%	N/A	N/A
Expected average option term (years)	10	N/A	N/A
Weighted average fair value	$0.35	N/A	N/A

Expected volatilities are based on industry comparables using available data and other factors due to the fact that the Company’s stock has only limited trading history.  When applicable, the Company will use historical data to estimate option exercise, forfeiture, and employee termination within the valuation model.  For non-employees, the expected term of the options approximates their contractual lives.

(d)	Share purchase warrants

As at December 31, 2008, 2007 and 2006, the following share purchase warrants were outstanding and are exercisable after May 26, 2009:

	Expiry Date	Exercise Price	Number of Warrants

Class A	May 26, 2010	$ 0.25	11,550,000
Class B	May 26, 2011	$ 0.50	11,550,000
Class C	May 26, 2012	$ 1.00	11,550,000

			34,650,000

The weighted average exercise price of the warrants is $0.58.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK (Continued)

(d)	Share purchase warrants (continued)

During 2008, the vesting dates of the share purchase warrants were extended. Originally, all of the warrants were to have become exercisable on May 26, 2008.  On March 25, 2008, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants. As a result of the agreements between the Company and the respective warrant holders, the warrant vesting date has been extended to May 26, 2009 with respect to the Class A Warrants, to November 26, 2009 with respect to the Class B Warrants, and to May 26, 2010 with respect to the Class C Warrants.  All other terms of the Warrant agreements remain unchanged.

9.           SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of the 30,000,000 shares owned by two of its Directors for a price of $0.01 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its right of repurchase some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

10.	INCOME TAXES

The reconciliation of income tax provision computed at Canadian statutory rates of 31% (2007 – 34.12%; 2006 – 34.12%) to the reported income tax provision is as follows:

	2008	2007	2006

Income tax benefit	$45,148	$21,024	$11,143
Stock-based compensation	(18,778)	-	-
Unrealized loss on foreign exchange derivative	(6,434)	-	-

	19,936	21,024	11,143
Change in future income taxes resulting from enacted tax rate reduction	(8,479)	(17,740)	-
Change in valuation allowance	(11,457)	(3,284)	(11,143)

Income tax provision	$-	$-	$-

The significant components of future income tax assets are as follows:

	2008	2007

Non-capital losses	$169,998	$105,691
Temporary difference	(431)	(431)
	169,567	105,260

Income tax rate	26%	31%

Income tax asset	44,087	32,630
Valuation allowance	(44,087)	(32,630)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $169,998.  The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618
2028	64,307

$169,998

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, directors’ fees in aggregate of $15,000 (2007 - $13,500; 2006 - $2,000) were paid to the directors of the Company.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties, except as noted in note 4.

12.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Recent US accounting pronouncements

(i)
In December 2008 the Securities & Exchange Commission (“SEC”) unanimously approved amendments to revise its oil and gas reserves estimation and disclosure requirements. The amendments, among other things, allows the use of new technologies to determine proved reserves; permits the optional disclosure of probable and possible reserves; modifies the prices used to estimate reserves for SEC disclosure purposes to a 12-month average instead of a period end price; and requires that if a third party is primarily responsible for  preparing or auditing reserve estimates, the Company make disclosures relating to the independence and qualifications of the third party, including filing as an exhibit any report received from the third party. The revised rules are effective January 1, 2010. The new requirements do not have an impact on the Company’s 2008 financial statements.

(ii)
In November 2008, the Financial Accounting Standards Board (“FASB”) voted on the effective date and other amendments of proposed FASB Staff Position FAS 140-e and FIN 46(R)-e, Disclosures  about  Transfers  of  Financial  Assets and Interests in Variable  Interest  Entities (FSP FAS 140-e and FIN 46R-e). FSP FAS 140-e and FIN 46R-e would amend SFAS No.  140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities   as amended (SFAS 140) and FASB Interpretation No. 46 (revised   December   2003),   Consolidation   of  Variable  Interest Entities  (FIN  46R)  to  require  enhanced  disclosures  by public entities about transfers of financial assets and interests in variable interest  entities, and provide users of the financial statements with greater  transparency about a transferors continuing involvement with transferred  financial  assets  and  an enterprises involvement with variable  interest entities. The disclosures required by FSP FAS 140-e and  FIN  46R-e  will  be effective for reporting periods (interim and annual) ending after December 15, 2008. The Company has concluded this amended standard will have no effect on its financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)	Recent US accounting pronouncements (continued)

(iii)
In September  2008, the FASB issued two separate but related exposure drafts:  (1)  Proposed  Statement  of  Financial Accounting Standards, Accounting  for  Transfers of Financial Assets  an amendment of FASB Statement No. 140, and (2) Proposed Statement of Financial Accounting  Standards,  Amendments  to  FASB Interpretation No. 46(R) (together, the  proposed  Statements). The proposed Statements would remove the concept of a qualifying special-purpose entity (QSPE) from SFAS 140 and the exceptions from applying FIN 46R to QSPEs. The proposed Statements would be effective as of the beginning of a reporting entity’s fiscal year that begins after November 15, 2009. The Company has concluded these proposed standards will have no effect on its financial statements.

(iv)
In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining   Whether  Instruments  Granted  in  Share-Based  Payment Transactions  Are  Participating  Securities  (FSP EITF 03-6-1) FSP EITF  03-6-1 establishes that unvested share-based payment awards that contain  non-forfeitable  rights  to dividends or dividend equivalents (whether  paid  or  unpaid) are participating securities as defined in Emerging  Issues  Task  Force  (EITF) Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, and should  be  included in the computation of earnings per share pursuant to  the  two-class  method  as  described  in  Statement  of Financial Accounting Standards No. 128, Earnings per Share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company has concluded this standard will have no effect on its financial statements.

(v)
In May 2008, the FASB issued Statement of Financial Accounting Standards No.162, the Hierarchy of Generally Accepted Accounting Principles (SFAS 162).  SFAS  162  identifies  a  consistent framework,  or  hierarchy,  for  selecting accounting principles to be used   in   preparing  financial  statements  that  are  presented  in conformity  with  U.S. generally accepted accounting principles for nongovernmental  entities. SFAS 162 is effective 60 days following the SECs  approval  of  the  Public  Company Accounting  Oversight Board amendments  to  AU  Section  411,  The  Meaning  of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company has concluded this standard will have no effect on its financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

(a)	Recent US accounting pronouncements (Continued)

(vi)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination.  SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.  The Company will assess the impact of SFAS 141(R) on future acquisitions.

(vii)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement was effective for the Company January 1, 2008. SFAS 159 did not have a significant impact on the Company’s financial statements.

(viii)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS 157 was effective for the Company January 1, 2008.  The adoption of SFAS 157 had no significant impact on the Company’s financial statements.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

(b)	Reconciliation to US GAAP

	2008	2007

Total Assets for Canadian GAAP and US GAAP	$100,466	$38,676

	2008	2007

Total Liabilities for Canadian GAAP	$149,838	$9,461
Adjustment for foreign exchange derivative	(14,280)	-

Total Liabilities for US GAAP	$135,558	$9,461

Total Equity (Deficit) for Canadian GAAP	$(49,372)	$29,215
Adjustment for loss on foreign exchange derivative	14,280	-

Total Equity (Deficit) for US GAAP	(35,092)	29,215

Total Liabilities and Equity for US GAAP	$100,466	$38,676

	2008	2007	2006

Net Loss for Canadian GAAP	$(145,640)	$(61,618)	$(34,692)
Adjustment for loss on foreign exchange derivative	14,280	-	-

Net Income (Loss) for US GAAP	$(131,360)	$(61,618)	$(34,692)

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

(c)	Reconciliation to US GAAP

	2008	2007

Shareholders’ Equity
Total Capital Stock and Contributed Surplus / Additional Paid-in Capital for Canadian GAAP and US GAAP and US GAAP	$201,528	$134,475

Total Deficit for Canadian GAAP	$(250,900)	$(105,260)
Adjustment for loss on foreign exchange derivative	14,280	-

Total Deficit for US GAAP	$(236,620)	$(105,260)

Total Liabilities and Equity for US GAAP	$(35,092)	$29,215

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised. Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

Under Canadian GAAP, a stock option with an exercise price stated in a currency other than the functional currency results in a foreign exchange derivative, which is recognized as a foreign exchange asset or liability and remeasured every reporting date. Any changes in the fair value of the foreign exchange derivative are recorded as a gain or loss on foreign exchange through operations. Under US GAAP, if an option's exercise price is denominated in a currency in which the shares of the Company are traded, the stock options are not considered indexed to the foreign exchange rate. Therefore, no foreign exchange derivative exists under US GAAP.

POWER OIL & GAS INC.
(Formerly Liberty Petroleum Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

13.	CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas property interests and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and term deposits.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Power Oil & Gas Inc. (formerly Liberty Petroleum Inc.), SEC File No. 333-137571

Dated: June 11, 2009                                                                            By: /s/ Pratt Barndollar
                                                                                                              Name: Pratt Barndollar
                                                                                                             Title: Director, Chairman, President,
                                                                                                             Chief Executive Officer, Chief Financial Officer, and Secretary

Dated: June 11, 2009                                                                            By: /s/ Manny Dhinsa
                                                                                                              Name: Manny Dhinsa
                                                                                                              Title: Director

Dated: June 11, 2009                                                                            By: /s/ Keith Diakiw
                                                                                                              Name: Keith Diakiw
                                                                                                              Title: Director

Dated: June 11, 2009                                                                            By: /s/ Rob Sandhu
                                                                                                              Name: Rob Sandhu
                                                                                                              Title: Director