Form 20-F
period 2009-12-31
Power Oil & Gas Inc
filed 2010-07-07
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended ________December 31, 2009________

OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 333-137571

POWER OIL & GAS INC.
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  42,140,935 common shares as of December 31, 2009 and 42,818,875 common shares as of June 29, 2010.  No preferred shares issued and outstanding.
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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [  ]  No [X]

Index to Exhibits on Page 63

POWER OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2009

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

BUSINESS OF POWER OIL & GAS INC.

Power Oil & Gas Inc., (the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2009, 2008, 2007 and 2006 and for the fiscal period from April 25, 2005 (inception) to December 31, 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For Year Ended December 31, 2009	For Year Ended December 31, 2008	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For the Period April 25, 2005 (Inception) to December 31, 2005
Operating Revenues	-	-	-	-	-
Interest Income	-	$151	$2,451	$2,673	-
Loss from Operations	$(2,327,920)	$(131,360)	$(61,618)	$(34,692)	$(8,950)
Net Loss	$(2,327,920)	$(131,360)	$(61,618)	$(34,692)	$(8,950)
Loss per Share – Basic and Diluted	$(0.06)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total Assets	$173,236	$100,466	$38,676	$105,248	$130,525
Net Assets	$136,696	$(35,092)	$29,215	$90,833	$125,525
Total Liabilities	$36,540	$135,558	$9,461	$14,415	$5,000
Working Capital (Deficiency)	$(29,767)	$(77,208)	$19,881	$82,395	$125,525
Share Capital	$242,271	$134,475	$134,475	$134,475	$134,475
Common Shares Issued	42,140,935	41,709,750	41,709,750	41,709,750	41,709,750
Shares to be Issued	477,940	-	-	-	-
Dividends Declared	-	-	-	-	-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of five periods ended December 31st since the Company’s inception on April 25, 2005, the average rates for the period and the range of high and low rates for the period.  The data for May 2010 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2010	1.04	1.04	1.03	1.04
April 2010	1.01	1.00	1.00	1.01
March 2010	1.02	1.03	1.02	1.02
February 2010	1.06	1.06	1.05	1.05
January 2010	1.04	1.05	1.04	1.04
December 2009	1.05	1.06	1.05	1.06

Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $124,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

Currently, we are focused primarily on exploring our properties to determine the potential for hosting natural gas in the form of unconventional tight gas.  Unconventional tight gas is stuck in very tight formations underground, trapped in unusually impermeable, hard rock, or in a sandstone or limestone formations that are unusually impermeable and non-porous (tight sand).  We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover unconventional tight gas on our properties, a great deal more effort has to be put into extracting gas from a tight formation than a conventional natural gas deposit, where once drilled, the gas can usually be extracted quite readily, and easily.  Several techniques exist that allow natural gas to be extracted, including fracturing and acidizing, however, these techniques are very costly.  Accordingly, we will require substantial additional capital to fund our operations.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

We have an irrevocable option to repurchase 16,000,000 common shares held by Pratt Barndollar, a member of our Board of Directors and 14,000,000 common shares held by Manny Dhinsa, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary,.  This repurchase option is exercisable by us if, at any time on or before April 30, 2025, the holder of such shares ceases to be a director of the Company.   For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

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

6.
We are heavily dependent on contracted third parties and upon Manny Dhinsa, who is our Director, Chairman, President, Chief Executive and Operating, Officer, and Secretary.  The loss of Mr. Dhinsa, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Manny Dhinsa, whose knowledge and leadership would be difficult to replace.  Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not currently have any consulting agreements in place with either Mr. Dhinsa or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program.  We do not maintain any key person insurance on Mr. Dhinsa.   If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Dhinsa.

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

13.
Our auditors’ opinion in our December 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $2,564,540 from April 25, 2005 (inception) to December 31, 2009.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.	If we do not maintain the property lease payments on our properties, we will lose our interests in the properties as well as losing all monies incurred in connection with the properties.

We have 26 Petroleum and Natural Gas leases in Alberta, Canada.  Our leases require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 70.5% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

22.
We have registered 33,740,875 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of June 29, 2010, we had warrants outstanding to purchase an aggregate of 33,740,875 common shares.  We have registered the 33,740,875 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 26, 2009 with respect to the 10,640,875 Class A warrants, November 26, 2011 with respect to the 11,550,000 Class B warrants, and May 26, 2012 with respect to the 11,550,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

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

24.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

25.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

26.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

27.
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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Power Oil & Gas Inc., (the “Company”) is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance  with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease 0405070015, and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On July 23, 2008, the Company entered into an Assignment and Assumption agreement with Giant Oil & Gas Inc. et al, a company related by a common director, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331 and agreed to assume the underlying lease payments to the province of Alberta

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

Our office is located at 4620 Manilla Road, S.E., Calgary, Alberta, Canada, T2G 4B7.  Our telephone number is (403) 261-3070.  Our internet address is www.poweroilinc.com.

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

For the period from April 25 2005 (inception) to December 31, 2009, we did not generate any revenue.

4.B. Business Overview

Historical Corporate Development

Power Oil & Gas Inc., (the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties.  On March 15, 2006, the Company entered into an agreement giving it the exclusive right and option to acquire a 100% interest in a mineral exploration property known as the GQ Property located in the Kamloops Mining District of British Columbia, Canada.  In relation to the Company’s decision to pursue opportunities in the oil and gas industry, it terminated the GQ Property option on May 31, 2006.

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

On July 23, 2008, the Company entered into an Assignment and Assumption agreement with Giant Oil & Gas Inc. et al, a company related by a common director, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331 and agreed to assume the underlying lease payments to the province of Alberta

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has an interest in 26 petroleum and natural gas (“PN&G”) leases in Alberta, Canada.

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

Location

All of the Company’s leases are located in the Province of Alberta with a focus on the Taber/Grand Forks/Bow Island areas and the Medicine Hat/Atlee Buffalo areas.  Both areas are known to have significant potential and a demonstrated history of production.

The Taber/Grand Forks/Bow Island group of leases covers approximately 4,600 hectares or 11,365 acres in southern Alberta.

The Medicine Hat/Atlee-Buffalo group of leases covers more than 3300 hectares or 8,200 acres in southern Alberta.

Property Lease Information

The Company’s properties are comprised of 26 leases with the government of the province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Number	Hectares	Lease Commencement Date	Annual Lease Payments

0405060026	1280	June 2, 2005	$4,480
0405070015 0407020077	256 128	July 14, 2005 February 8, 2007	$896 $448
0407040015
0407040018
0407040020
0407050502
0407080296
0407080298
0407080302
0409080267
0409080268
0409080271
0409080272
0409080274
0409080280
0409080283
0409080284
0409080286
0409080287
0409080288
0409080310
0409080311
0409090046
0409090047
0409100445
Total
	250.912 192 128 256 124.32 128 192 256 256 256 256 256 256 256 256 256 256 256 256 256 256 256 2816 9,591
April 5, 2007
April 5, 2007
April 5, 2007
May 31, 2007
August 23, 2007
August 23, 2007
August 23, 2007
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
August 20, 2009
September 3, 2009
September 3, 2009
October 29, 2009
			$878.19 $672 $448 $896 $435.12 $448 $672 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $896 $9,856 $33,569

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

Planned Work by the Company for 2010

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

The review of the data will include preparing detailed geological maps using existing drill log data with the aim of identifying potential drill targets and to obtain a better understanding of potential strategies for acquiring new land holdings.  The Company will not undertake any drilling in 2010, as the review of available information will take between twelve to eighteen months to complete commencing  January 2010.  Therefore, the Company is not expecting to undertake any drilling until at least 2011.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2009, 2008, 2007 and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Power Oil & Gas Inc., for the fiscal years indicated:

	Periods Ended December 31
	2009	2008	2007	2006

Operating revenue	$-	$-	$-	$-
Interest income	-	$151	$2,451	$2,673
Expenses	$214,175	$145,391	$64,069	$37,365

Loss from operations	$(214,221)	$(145,640)	$(61,618)	$(34,692)
Net loss	$(214,221)	$(145,640)	$(61,618)	$(34,692)
Net loss per share:
Basic and diluted	$0.06	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	41,989,725	41,709,750	41,709,750	41,709,750

Results of Operations of Fiscal 2009 vs. Fiscal 2008

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2009 or 2008.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2009 we had a net loss of $2,327,920 of the like consisting of: (a) $30,125 in professional fees related to the preparation of our financial statements; (b) $14,620 in office expenses; (c) $8,800 for consulting fees; (e) $1,500 in Directors’ fees, and (f) $2,272,427 in stock based compensation.

For the year ended December 31, 2008 we had a net loss of $131,360 consisting of: (a) $5,948 in listing and filing fees related to the preparation of the Company’s 20-F and the Company’s name change; (b) $36,250 in professional fees related to the preparation of our financial statements (c) $5,210 in office expenses; (d) $1,650 for transfer agent costs (e) $15,000 for Directors’ fees, and (f) $60,573 in stock based compensation; and (g) $151 in interest income.

The increase in the loss in 2009 compared to 2008 is primarily related to the fact that in 2009 the Company incurred an expense for stock based compensation of $2,272,427 versus $60,573 for 2008.  In addition, consulting fees increased to $8,800 in 2009 compared to $Nil in 2008.

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

General and Administrative Expenses

For the year ended December 31, 2008 we had a net loss of $131,360 of the like consisting of: (a) $5,948 in listing and filing fees related to the preparation of the Company’s 20-F and the Company’s name change; (b) $36,250 in professional fees related to the preparation of our financial statements (c) $5,210 in office expenses; (d) $1,650 for transfer agent costs (e) $15,000 in Directors’ fees, (f) $60,573 in stock based compensation, and (g) $151 in interest income.

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

The increase in the loss in 2008 compared to 2007 is primarily related to the fact that in 2008 the Company incurred an expense for stock based compensation of $60,573 versus $Nil for 2007.  We did not have any rent charges in 2008 versus $4,000 in 2007.  In 2008 listing and filing fees decreased to $5,948 compared to $21,404 in 2007.

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

On August 25, 2009 we received $107,796.25 CDN$ in proceeds from the exercise of warrants.

On October 14, 2009, the Company entered into an agreement with an investor who is the lender of a loan under a loan agreement dated October 14, 2008 to exchange the outstanding loan balance for shares of common stock of the Company through the exercise of warrants held by the investor.  The loan amount of $57,672.50 plus accrued interest of $1,221.52 for a total of $58,894.02 was settled for warrants with an exercise price of CDN$ $0.25 per warrant resulting in the issuance of 235,577 restricted shares of Common Stock.  Any fractional share of common stock or warrant issuable upon the exchange for shares of the loan was rounded up to the next nearest whole share of common stock or warrant.

On November 6, 2009, the Company entered into an agreement with an investor who is the lender of a loan under a loan agreement dated November 6, 2008 to exchange the outstanding loan balance for shares of common stock of the Company through the exercise of warrants held by the investor.  The loan amount of $59,472.50 plus accrued interest of $1,118.08 for a total of $60,590.58 was settled for warrants with an exercise price of CDN$ $0.25 per warrant resulting in the issuance of 242,363 restricted shares of Common Stock.  Any fractional share of common stock or warrant issuable upon the exchange for shares of the loan was rounded up to the next nearest whole share of common stock or warrant.

On March 3, 2010 we received $50,000 CDN$ in proceeds from the exercise of warrants.

During 2009, we used $38,416 for operating activities, a decrease of $19,132 over 2008.  The decrease in 2009 from 2008 was primarily due to an increase in the 2009 net loss ($2,327,920) compared to the net loss in 2008 ($131,360).     In 2009 there was an increase of accounts payable and accrued liabilities of $18,127.

Investing activities in 2009 related to $124, 347 cash used for the acquisition of oil and gas interests and annual property payments.  In 2008, we received proceeds from $20,000 in short-term investments and used $32, 782 cash for the acquisition of oil and gas interests and annual property payments.

During 2008, we used $55,548 for operating activities, a decrease of $9,979 over 2007.  The decrease in 2008 from 2007 was primarily due to an increase in the 2008 net loss ($131,360) compared to the net loss in 2007 ($61,618).     In 2008 there was an increase of accounts payable and accrued liabilities of $8,952 while in 2007 there was a decrease of $4,954.

In 2008 there was an inflow from bridge loans payable of $117,145 while 2007 was nil.

Investing activities in 2008 related to $20,000 received from proceeds of short term investments and cash used for the acquisition of oil and gas interests and annual property payments totaling $32,782.  In 2007, we received from proceeds of $70,673 from short-term investments and used cash to make our annual property payment of $896.

We had cash of $3,644 as of December 31, 2009. We anticipate that we will incur through the end of our next fiscal year:

•	$63,000 in connection with work expenditures, lease payments and the initial geological analysis of the oil and gas leases;

•
$61,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2009 we had a working capital deficiency of ($29,767). Therefore, current cash on hand is not sufficient for the next twelve months as proposed in our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common shares.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2009 and December 31, 2008 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN$ dollars at December 31, 2009:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Property Leases	$102,978.62	$28,193.31	$51,489.31	$23,296	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$102,978.62	$28,193.31	$51,489.31	$23,296	$0

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

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

At December 31, 2009 and 2008, the Company had trade payables and accrued liabilities of $36,541.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

ASC 105

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)).  SFAS 168 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  SFAS 168 is effective for interim and annual periods ending after September 15, 2009.  The adoption of SFAS 168 did not have a material impact on the Company’s financial statements.

ASC 740 (FIN 48)

In June 2006, the FASB issued FASB ASC 740 Income Taxes (Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”)).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Company has evaluated its tax positions for the years ended December 31, 2009, 2008 and 2007 and determined that it has no uncertain tax positions requiring financial recognition.

Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained.  An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes.  There was no amount of interest and penalties accrued during 2009, 2008 or 2007.  We file our income tax return in Canada.  Our income tax returns are generally considered closed to examination for years prior to 2005.

ASC 815

In June 2008, the FASB ratified FASB ASC 815-40 (EITF Issue 07-5 (EITF 07-5), - Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock).  FASB ASC 815-40 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions.  It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments.  FASB ASC 815-40 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years.  On January 1, 2009, the Company adopted this pronouncement.  There was no material impact on our financial position, results of operations or cash flows.

ASC 825

In April 2009, the FASB issued guidance which is now part of ASC 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009.

ASC 855

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendments remove that requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued.  Those amendments remove potential conflicts with the SEC’s literature.  All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.

ASU 2009-05

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009.

ASU 2009-06

In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
June 29, 2010

The following table sets forth certain information regarding the members of our board of directors and our executive officers:

Name	Age	Positions and Offices Held
Manny Dhinsa	38	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Pratt Barndollar	51	Director
Rob Sandhu	34	Director
Keith Diakiw	37	Director

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

Manny Dhinsa is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

PRATT BARNDOLLAR, age 51, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

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

Keith Diakiw, age 37, has served on our Board of Directors since May 15, 2007.  He is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science

Involvement in Certain Legal Proceedings

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

6.B. Compensation

Cash Compensation

Except as described herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal years ended December 31, 2009 or 2008.  Commencing September 2006, Mr. Nott, and Commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw, each has received $500 per month to serve as a Director of the Company.  Mr. Nott received remuneration from January to June 2008 as he resigned in June 2008.   During the fiscal year ended December 31, 2009, total Directors’ Fees were $1,500 (2008 - $15,000).  The monthly fees owing to Mr. Sandhu have been temporarily suspended as of January 2009 in order to conserve operating capital.  Mr. Diakiw will receive monthly fees for the first quarter of 2009 and then will be suspended in order to conserve operating capital.

We do not maintain key-man life insurance for any of our executive officers or directors.

At the Company’s Annual General Meeting held June 28, 2007, a majority of the Company’s shareholders approved the Company’s 2007 stock option plan.  The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options.  To date, a total of 400,000 options have been granted under the plan, whereas 200,000 have an exercise price of $.50 USD per option and 200,000 have an exercise price of $.50 CDN$ per option.  The options granted in USD were granted on June 30, 2008 and the effective exchange rate was $1.0197 USD per $1 CDN$.

Outstanding Equity Awards as at December 31, 2009

Name	No. of Options Granted	Exer-cise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Manny Dhinsa(2)	100,000	$.50	08/10/09	08/10/10	$2.08	-	100,000	-
Manny Dhinsa(2)	100,000	$.50	08/10/09	08/10/11	$2.08	-	100,000	-
Pratt Barndollar(3)	200,000	$.51 USD	06/30/08	06/30/18	$1.80	200,000	-	$78,760
Rob Sandhu Keith Diakiw	- -	- -	- -	- -	- -	- -	- -	- -
(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

(2) Mr. Dhinsa was granted 200,000 options on August 10, 2009.  The options vest in equal installments of 100,000 every twelve months commencing August 10, 2010 and ending August 10, 2011.

(3) Mr. Barndollar was granted 600,000 options on June 30, 2008.  The options vest in equal installments of 200,000 every twelve months commencing June 30, 2009 and ending June 30, 2011.  On June 30, 2009 Mr. Barndollar stepped down as Chief Executive Officer, Chief Financial Officer, President Treasurer and Secretary of the Company but remained on the Board of Directors.  Subsequently on August 10, 2009, 200,000 of Mr. Barndollars options that vest on June 30, 2010 and 200,000 options that vest on June 30, 2011 were cancelled.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exceptions of Rob Sandhu, and Keith Diakiw, there are no Director Service contracts.  Pursuant to respective agreements dated May 15, 2007 between the Company and Mr. Sandhu and Mr. Diakiw, commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw each began receiving $500 per month to serve as a Director of the Company.

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

6.E. Share Ownership

The following table lists, as of June 29, 2010 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Pratt Barndollar	16,200,000(1)(2)	37.8%
Manny Dhinsa	14,000,000(1)	32.7%
Keith Diakiw Rob Sandhu	- -	- -
All directors and executive officers as a group (four persons)	30,200,000	70.5%

*              Based on 42,818,875 shares outstanding as of June 29, 2010.

(1)
16,000,000 shares owned by Mr. Barndollar and 14,000,000 shares owned by Mr. Dhinsa are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Barndollar and Dhinsa are held by them (or any of their affiliates or family members), and will survive the resignation as an officer or director of the Company by Mr. Barndollar and/or Mr. Dhinsa.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by theses Directors by delivering a notice of such exercise to Mr. Barndollar and/or Mr. Dhinsa not less than ten business days prior to the closing of such repurchase.  Messrs. Barndollar and Dhinsa agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Barndollar and Dhinsa also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

(2)
Represents options that are currently exercisable or that are exercisable within 60 days of the date of this report.  Mr. Barndollar was granted 200,000 stock options on June 30, 2008 at an exercise price of $.51 that are fully vested on June 30, 2009.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

Stock Options

On June 28, 2007, the stockholders of the Company approved the Company’s 2007 stock option plan whereby the Company may grant options to its directors, consultants and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten year term. 400,000 options have been granted to date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at June 29, 2010 Pratt Barndollar and Manny Dhinsa own an aggregate 30,200,000 shares, or 70.5% of the common shares.

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

7.A.2. Canadian Share Ownership.

On June 29, 2010 the Company’s shareholders’ list showed At 42,818,875 common shares outstanding which were held by approximately 48 stockholders of record.  Of the shares issued and outstanding 34,902,975 are held by shareholders with Canadian addresses.

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

Amounts Owing to Senior Management/Directors

At December 31, 2009 and 2008 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal periods ended December 31, 2009, 2008, 2007, 2006, and 2005.

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

On June 30, 2009 Pratt Barndollar resigned as CEO, CFO President, Secretary, and Treasurer but maintained his directorship on the Board.

On June 30, 2009 Manny Dhinsa was appointed CEO, CFO President, Secretary, and Treasurer

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

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

5.   On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil   & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the province of Alberta.  The leases give the Company the right to explore the properties and are subject to annual lease payments payable to the government of Alberta in the amount of $6,689.31until expiry in 2012.

6.  On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease for a total of 1280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

7.
On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.

8.
On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.

9.
On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445, and the property to which the lease pertains to covers 2816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.

10. On November 19, 2009, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to re-extend the Warrant Commencement Date from November 26, 2009, to November 26, 2011 with respect to the Class B Warrants, and from May 26, 2010, to May 26, 2012 with respect to the Class C Warrants.  In addition, the warrant expiry date has been extended from May 26, 2010 to May 26, 2012 with respect to the Class A Warrants, and from May 26, 2011 to May 26, 2013 with respect to the Class B Warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

11.
On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 27 for an aggregate 9,847 hectares.

12.
On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total PN&G leases to 26 for an aggregate 9,591 hectares.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2009.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

The Company is exposed to foreign currency risk with respect to its foreign exchange derivative. The foreign exchange derivative arises from the Company having issued stock options during 2008 with an exercise price stated in a currency other than the Canadian dollar. For the year ended December 31, 2009, the Company incurred a mark-to-market unrealized loss on the foreign exchange derivative of $80. As the stock options exercise price is stated in the US dollar, a fluctuation of $0.01 in the difference between the futures price and the current exchange rate for the US dollar to Canadian dollar exchange rate could result in a $6,000 fluctuation in earnings.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 33,540,875 common shares. Of these warrants, 10,440,875 are exercisable at $0.25 per share, which are exercisable beginning May 26, 2009 and expire May 26, 2012; 11,550,000 are exercisable at $0.50 per share, which are exercisable beginning November 26, 2011 and expire May 26, 2013; and 11,550,000 are exercisable at $1.00 per share, which are exercisable beginning May 26, 2012 and expire May 26, 2014. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Manny Dhinsa.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to the following material weakness:

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until September 2008 the Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs.  Mr. Duncan Budge was the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Power Oil & Gas Inc., he also has served on the Board and was the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc., and Giant Oil & Gas Inc. As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a formal code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company.

Item 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2009 and 2008, the Company’s auditors.

Fiscal Year ended December 31, 2009 and 2008	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2009	2008
Audit Fees	$30,125	$17,500
Audit Related	$1,500	$1,500
Tax Fees	$1,000	$1,000
All Other Fees	$Nil	$Nil
Total	$32,625	$20,000

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
(An Exploration Stage Company)

Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF POWER OIL & GAS INC.
(An Exploration Stage Company)

We have audited the balance sheets of Power Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2009 and 2008 and the statements of operations, shareholders’ deficiency and cash flows for the three years ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the three years ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 29, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements.  Our report to the shareholders dated June 29, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditor’s report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 29, 2010

POWER OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2009	2008

		(Restated – Note 5)
Assets

Current
Cash	$3,644	$56,611
Goods and services tax receivable	2,119	729
Prepaid expenses	1,010	1,010

	6,773	58,350
Oil and Gas Property Interests (note 4)	166,463	42,116

	$173,236	$100,466

Liabilities and Shareholders’ Equity (Deficiency)

Current Liabilities
Accounts payable and accrued liabilities	$36,540	$18,413
Bridge loan payable (note 6)	-	117,145

	36,540	135,558

Shareholders’ Equity (Deficiency)

Capital Stock
Authorized
1,000,000,000 common shares without par value
1,000,000,000 preferred shares without par value
Issued and outstanding
42,140,935 (2008 - 41,709,750) common shares (notes 7 and 8)	242,271	134,475
Obligation to issue shares (note 6)	119,485	-
Contributed surplus	2,339,480	67,053
Deficit accumulated during the exploration stage	(2,564,540)	(236,620)

	136,696	(35,092)

	$173,236	$100,466

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Manny Dhinsa”
__________________________________
Manny Dhinsa, President

“Pratt Barndollar”
__________________________________
Pratt Barndollar, Director

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations
Years Ended December 31
(Expressed in Canadian Dollars)

	2009	2008	2007
		(Restated – Note 5)
Expenses
Stock-based compensation (note 7(d))	$2,272,427	$67,053	$-
Professional fees	30,125	36,250	15,700
Office and sundry	12,245	5,210	7,966
Consulting fees	8,800	-	-
Interest	2,340	-	-
Directors’ fees	1,500	15,000	13,500
Listing and filing fees	185	5,948	21,404
Transfer agent fees	218	1,650	1,499
Rent	-	-	4,000

Total Expenses	2,327,840	131,111	64,069
Other
Interest income	-	(151)	(2,451)
Foreign exchange loss	80	400	-

Net Loss and Comprehensive Loss for Year	$(2,327,920)	$(131,360)	$(61,618)

Basic and Diluted Loss Per Share	$(0.06)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	41,989,725	41,709,750	41,709,750

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Deficiency
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Shares to be Issued	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total
					(Restated – Note 5)
Balance, December 31, 2006	41,709,750	$134,475	$-	$-	$(43,642)	$90,833
Net loss for year	-	-	-	-	(61,618)	(61,618)

Balance, December 31, 2007	41,709,750	134,475	-	-	(105,260)	29,215
Stock-based compensation (note 7(d))	-	-	-	67,053	-	67,053
Net loss for year	-	-	-	-	(131,360)	(131,360)

Balance, December 31, 2008	41,709,750	134,475	-	67,053	(236,620)	(35,092)
warrants exercised	431,185	107,796	-	-	-	107,796
Shares to be issued via exercise of options (note 6)	-	-	119,485	-	-	119,485
Stock-based compensation (note 7(d))	-	-	-	2,272,427	-	2,272,427
Net loss for year	-	-	-	-	(2,327,920)	(2,327,920)

Balance, December 31, 2009	42,140,935	$242,271	$119,485	$2,339,480	$(2,564,540)	$136,696

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2009	2008	2007
		(Restated – Note 5)
Operating Activities
Net loss for the year	$(2,327,920)	$(131,360)	$(61,618)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	2,272,427	67,053	-
Receivables	(1,390)	(193)	143
Interest on bridge loan settled by obligation to issue shares	2,340
Prepaid expenses	-	-	902
Accounts payable and accrued liabilities	18,127	8,952	(4,954)

Cash Used in Operating Activities	(36,416)	(55,548)	(65,527)

Investing Activities
Proceeds from short-term investments	-	20,000	70,673
Expenditures on oil and gas property interests	(124,347)	(32,782)	(896)

Cash Provided by (Used in) Investing Activities	(124,347)	(12,782)	69,777

Financing Activities
Issuance of capital stock	107,796	-	-
Bridge loan payable	-	117,145	-

Cash Provided by Financing Activities	107,796	117,145	-

Inflow (Outflow) of Cash	(52,967)	48,815	4,250
Cash, Beginning of Year	56,611	7,796	3,546

Cash, End of Year	$3,644	$56,611	$7,796

Supplementary Information
Obligation to issue shares in settlement of bridge loan (note 6)	$119,485	$-	$-

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Power Oil & Gas Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on April 25, 2005.

The Company is primarily engaged in the acquisition and exploration of oil and gas property interests in North America.

At December 31, 2009, the Company had a working capital deficiency of $29,767 (2008 - $77,208) and an accumulated deficit of $2,564,540 (2008 - $236,620).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2010.

The Company’s financial statements have been prepared assuming the going concern concept. The application of the going-concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going concern.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments would be material.

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The Company has no revenue, and has significant cash requirements to meet its administrative overhead and maintain its oil and gas interests. The recoverability of amounts shown for oil and gas property interests is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The functional and reporting currency of the Company is the Canadian dollar.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (see note 11). The significant accounting policies are summarized as follows.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Significant areas requiring the use of estimates include the carrying value of oil and gas property interests, estimates of accrued liabilities, variables used in the calculation of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from these estimates and could impact future results of operations and cash flows.

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

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such a sale significantly impacts the rate of depletion.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)           Oil and gas property interests (continued)

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

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the option is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(g)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

(h)	Foreign currency transactions

Amounts held or transacted in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii)	Non-monetary items at the historical exchange rate; and

(iii)	Expenses, at the exchange rate on the date of the transaction.

Gains and losses arising from translation are included in the current year’s loss.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Future accounting change

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010 and earlier where applicable.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, and bridge loan payable.  The Company has designated its cash as held-for-trading; and accounts payable and accrued liabilities and bridge loan payable as other liabilities.

(a)	Fair value

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The carrying value of the bridge loan payable is equal to its fair value as the loan interest rate approximates a market interest rate.

(b)	Foreign currency risk

The Company is not exposed to significant foreign currency risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At December 31, 2009, the Company had accounts payable, other than accrued liabilities, of $11,541 (2008 - $63), which were due within 30 days, and loans payable of $Nil (2008 - $117,145). The Company does not have sufficient cash at December 31, 2009 to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2010. There is no assurance that management’s strategy will be successful.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

3.           FINANCIAL INSTRUMENTS (Continued)

(d)	Interest rate risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.

(e)	Other price risk

Other price risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

(f)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to minimal credit risk with respect to its cash as this financial instrument is held at a major Canadian financial institution.

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s unproven oil and gas interests are as follows:

	2009	2008

Balance, beginning of the year	$42,116	$9,334

Lease and acquisition costs	96,091	32,782
Geological and geophysical	27,628	-
Camp, field supplies and travel	628	-

Total costs for the year	124,347	32,782

Balance, end of the year	$166,463	$42,116

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015 (the “Lease”), and the property to which the Lease pertains is located in the Milk River area of Alberta (the “Property”). Upon signing the Agreement, the Company paid the Vendor $7,500, paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  In 2009, total lease payments were $896 (2008 - $2,451).

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.           OIL AND GAS PROPERTY INTERESTS (Continued)

On July 23, 2008, the Company entered into an assumption agreement with Giant Oil & Gas Inc., a company related by common directors, whereby the Company acquired all of the rights and obligations of ten Alberta Crown Petroleum and Natural Gas Lease Agreements for the total amount of $30,331, which was equal to the carrying value of the ten leases.

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas (“PN&G”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026 (the “Lease”), and the property to which the Lease pertains is located in the Bow Island area of Alberta (the “Property”).  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On August 20, 2009, the Company acquired 100% interest in 13 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311 (the “Leases”), and the property to which the Leases pertain are located in the Bow Island area of Alberta for the total amount of $38,433.

On September 3, 2009, the Company acquired 100% interest in 2 petroleum and natural gas (“P&NG”) leases with the government of Alberta.  The underlying leases acquired by the Company are Alberta PN&G lease numbers 0409090046 and 0409090047 (the “Leases), and the property to which the Leases pertain are located in the Provost area of Alberta for the total amount of $4,337.

On October 29, 2009, the Company acquired 100% interest in 1 petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease number 0409100445 (the “Lease), and the property to which the Lease pertains is located in the Medicine Hat area of Alberta for the total amount of $31,601.

Total annual lease payments for 2009 paid to the Government of Alberta amounted to $7,586 (2008 - $2,451). As at December 31, 2009, the Company has 28 leases requiring total annual lease payments of $33,569 through to 2012.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

5.	RESTATEMENT

In 2008, the Company recorded a derivative in respect to the foreign exchange element of certain warrants.  It has now been determined that there is no such derivative.  The financial statements for the year ended December 31, 2008 have been restated as follows:

	As Previously Reported	Adjustment	As Restated

Statement of Operations
Stock-based compensation	$60,573	$6,480	$67,053
Loss on foreign exchange derivative	$20,760	$(20,760)	$-
Net loss and comprehensive loss	$145,640	$(14,280)	$131,360
Foreign exchange derivative liability	$(14,280)	$14,280	$-
Shareholders’ Equity (Deficiency)
Deficit accumulated during the exploration stage	$(250,900)	$14,280	$(236,620)

6.	BRIDGE LOAN PAYABLE

On November 6, 2008, the Company entered into a $117,145 bridge loan agreement with two unrelated parties.  The loan bears interest at the Bank of Canada Prime Rate of 2% (2008 - 3.50%) plus 1% per annum.  Loan principal and accrued interest in the amount of $57,672 is due on October 14, 2009 and $59,473 was due on November 6, 2009. The loan is unsecured and may be converted to common shares of the Company in 2009 at the discretion of the Borrower or Lender at a conversion rate based on the quoted market value of the Company’s common shares, which will be determined by the Borrower and the Lender on the date of conversion.

During the year ended December, 31, 2009, the Company entered into agreements whereby the lenders exercised previously held Class A warrants for the purchase of 477,940 restricted shares of common stock at $0.25 per share and then set-off the proceeds of the exercise against the outstanding loan balance of $119,485 (including accrued interest).  The shares from the exercise of the warrants are presented as an obligation to issue shares.  The shares were issued in April 2010.

7.	CAPITAL STOCK

(a)	Common shares

During the year ended December 31, 2009, the Company issued 431,185 common shares upon exercise of share purchase warrants at $0.25 per common share for gross proceeds of $107,796.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(b)	Stock options

The Company has established a stock option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees and consultants of the Company.  Under the Plan, the aggregate number of shares that may be issued under the plan shall not exceed 5,000,000 shares.  Additional options may be granted at the discretion of the Board of Directors.  The expiry date for each option shall be set by the Board of Directors at the time of issue of the options and shall not be more than ten years after the grant date.  The exercise price of each option shall be determined by the Board of Directors and in default of any specific determination, shall be equal to 100% of the fair market value per share on the date of grant

In 2008, 600,000 stock options were granted to a director and officer of the Company, which vest over a four-year period.

In 2009, 200,000 stock options were granted to a director and officer of the Company, which vest over a two-year period.  In addition, 400,000 stock options previously issued to a director and officer were cancelled.

During the year ended December 31, 2009, the Company recognized stock-based compensation of $172,075 (2008 - $67,053; 2007 - $Nil) related to these options. At December 31, 2009, there is $70,031 (2008 - $143,247; 2007 - $Nil) in unrecognized stock-based compensation, which will be recognized in future periods as the options vest.

An estimated forfeiture rate of zero has been assumed and the fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

	2009	2008

Risk-free interest rate	3.37%	4.12%
Dividend yield	0%	0%
Expected volatility	168%	133%
Expected option life (years)	10	10
Forfeiture rate	0%	0%
Weighted average fair value	$0.49	$1.21

Expected volatilities are based on industry comparables using available data and other factors due to the fact that the Company’s stock has only limited trading history.  When applicable, the Company will use historical data to estimate option exercise, forfeiture, and employee termination within the valuation model.  For non-employees, the expected term of the options approximate the full term of the options.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(b)           Stock options (continued)

The following table sets forth a summary of stock option activity:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2007 and 2008	600,000	$1.02
Options granted	200,000	$0.50
Options cancelled	(400,000)	$1.30

Balance, December 31, 2009	400,000	$0.51

The following table summarizes information concerning outstanding and exercisable common stock options under the 2007 Plan at December 31, 2009:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable	Weighted Average Life

$ 0.52	200,000	June 30, 2018	200,000	8.50 years
$ 0.50	200,000	June 30, 2019	-	9.50 years
	400,000		200,000	9.00 years

At December 31, 2009, the intrinsic value of the Company’s outstanding stock options was $627,991 (2008 - $Nil).

(c)	Share purchase warrants

As at December 31, 2009, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Class	Exercise Price	Expiry Date	Outstanding at December 31, 2007 and 2008	Issued	Exercised	Expired	Outstanding at December 31, 2009	Weighted Average Remaining Contractual Life (Years)

A	$ 0.25	May 26, 2012	11,550,000	-	909,125	-	10,640,875	2.25
B	$ 0.50	May 26, 2013	11,550,000	-	-	-	11,550,000	3.52
C	$ 1.00	May 26, 2014	11,550,000	-	-	-	11,550,000	4.52

	$ 0.58		34,650,000	-	909,125	-	33,740,875	3.43

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(c)           Share purchase warrants (continued)

During 2008, the vesting dates of the share purchase warrants were extended. Originally, all of the warrants were to have become exercisable on May 26, 2008.  On March 25, 2008, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants. As a result of the agreements between the Company and the respective warrant holders, the warrant vesting date has been extended to May 26, 2009 with respect to the Class A warrants, to November 26, 2009 with respect to the Class B warrants, and to May 26, 2010 with respect to the Class C warrants.  All other terms of the warrant agreements remain unchanged and accordingly there is no change in the fair value to be recognized.

On November 19, 2009, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class B and Class C warrants.  As a result of the letter agreements between the Company and the respective warrant holders, the warrant vesting date has been extended from November 26, 2009 to November 26, 2011 with respect to the Class B warrants and from May 26, 2010 to May 26, 2012 with respect to Class C warrants.  In addition, the warrant expiry date has been extended from May 26, 2010 to May 26, 2012 with respect to the Class A warrants, from May 26, 2011 to May 26, 2013 with respect to the Class B warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C warrants.

All other terms of the warrant agreements remained unchanged.The aggregate fair value of the modification to the warrants determined using the Black-Scholes pricing model was $4,313,782 that will be amortized over the revised vesting term(s). The fair value of the original warrants and the fair value of the modified warrants were estimated as at the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.03%, dividend yield of 0.00%, volatility of 118.25%, expected life of 3.43 years and fair-value of $0.89. During the year ended December 31, 2009, the Company recognized stock-based compensation of $2,100,352 (2008 - $Nil; 2007 - $Nil) related to the modification of these warrants. At December 31, 2009 there is $2,213,430 (2008 - $Nil; 2007 - $Nil) in unrecognized stock-based compensation, which will be recognized in future periods as the warrants vest.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(d)	Stock-based compensation

For the year ended December 31, 2009, the Company has recognized $2,272,427 (2008 - $67,053; 2007 - $Nil) in stock-based compensation attributed as follows:

	2009	2008	2007

Management services (note 7(b))	$172,075	$67,053	$-
Modification cost (note 7(c))	2,100,352	-	-

	$2,272,427	$67,053	$-

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of the 30,000,000 shares owned by two of its Directors for a price of $0.01 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its right of repurchase on some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

9.	INCOME TAXES

The reconciliation of income tax provision computed at Canadian statutory rates of 30% (2008 - 31%; 2007 - 34.12%) to the reported income tax provision is as follows:

	2009	2008	2007
		(note 5)

Income tax benefit	$698,376	$38,714	$21,024
Stock-based compensation	(681,728)	(18,778)	-

	16,648	19,936	21,024
Change in future income taxes resulting from enacted tax rate reduction	(4,470)	(8,479)	(17,740)
Change in valuation allowance	(12,178)	(11,457)	(3,284)

Income tax provision	$-	$-	$-

The significant components of future income tax assets are as follows:

	2009	2008

Non-capital losses	$225,491	$169,998
Temporary difference	(431)	(431)

	225,060	169,567

Income tax rate	25%	26%

Income tax asset	56,265	44,087
Valuation allowance	(56,265)	(44,087)

	$-	$-

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	INCOME TAXES (Continued)

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $225,491.  The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618
2028	64,307
2029	55,493

$225,491

10.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, directors’ fees in aggregate of $1,500 (2008 - $15,000; 2007 - $13,500) were paid to the directors of the Company and management fees of $8,800 (2008 - $Nil; 2007 - $Nil) were paid to an officer of the Company.  As of April 2009, the Director’s fees were temporarily suspended in order to conserve working capital.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties, except as noted in note 4.  There was $1,260 (2008 - $Nil) of management fees in accounts payable at year-end.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a) Recent US accounting pronouncements

(i)
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidancem which is now part of Accounting Standards Codification (“ASC”) 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a) Recent US accounting pronouncements (continued)

(ii)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

(iii)
In June 2009, the FASB issued new guidance which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will adopt ASC 860 on July 1, 2010. The Company has determined that the adoption of ASC 860 will have no impact on its consolidated financial statements.

(iv)
In June 2009, the FASB issued new guidance which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”).  The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. ASC 810 becomes effective for the Company’s fiscal 2011 year-end and interim reporting periods thereafter. The Company does not expect ASC 810 to have a material impact on its financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a) Recent US accounting pronouncements (continued)

(v)
In June 2009, the FASB issued new guidance, which is now part of ASC 105-10 (formerly SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”), (“SFAS 168”). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009.

(vi)
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009.

(vii)
In January 2010, the FASB issued ASU. 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

(viii)
In January 2010, the FASB issued ASU 2010-01, “Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)”. This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260. Effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)           Recent US accounting pronouncements (continued)

(ix)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(b)	Cumulative development stage reporting

The Company is not required and has opted to not report such cumulative financial information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  ASC 915, Development Stage Entities requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the financial statements been prepared in accordance with US GAAP such information would have been disclosed.

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

12.	CAPITAL MANAGEMENT

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

13.	SUBSEQUENT EVENTS

(a)
In March 2010, the Company surrendered two P&NG leases due to the lack of potential for gas sands.  The Company no longer holds any interest in the property and all amounts paid for the leases are non-refundable.

(b)	On March 3, 2010, the Company issued 200,000 common shares upon exercise of share purchase warrants at $0.25 per common share for gross proceeds of $50,000.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Power Oil & Gas Inc., SEC File No. 333-137571

Dated: June 29, 2010	By: /s/ Manny Dhinsa
Name: Manny Dhinsa
Title: Director, Chairman, President,
Chief Executive Officer, Chief Financial Officer, and Secretary

Dated: June 29, 2010	By: /s/ Pratt Barndollar
Name: Pratt Barndollar
Title: Director

Dated: June 29, 2010	By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Director

Dated: June 29, 2010	By: /s/ Rob Sandhu
Name: Rob Sandhu
Title: Director