Form 20-F
period 2010-12-31
Power Oil & Gas Inc
filed 2011-06-30
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ________December 31, 2010________

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

104 – 1240 Kensington Road N.W., Calgary, Alberta, Canada T2N 3P7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  42,818,875 common shares as of December 31, 2010 and 42,818,875 common shares as of June 29, 2011.  No preferred shares issued and outstanding.

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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [  ]  No [X]

Index to Exhibits on Page 86

POWER OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2010

TABLE OF CONTENTS

Oil and Gas Glossary		4

Introduction		5
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
Item 4.	Information on the Company	20
Item 4A.	Unresolved Staff Comments	31
Item 5.	Operating and Financial Review and Prospects	31
Item 6.	Directors, Senior Management and Employees	40
Item 7.	Major Shareholders and Related Party Transactions	46
Item 8.	Financial Information	48
Item 9.	The Offer and Listing	51
Item 10.	Additional Information	52
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	57
Item 12.	Description of Other Securities Other Than Equity Securities	58

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	59
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	59
Item 15.	Controls and Procedures	59
Item 16.	Reserved	61
Part III

Item 17.	Financial Statements	63
Item 18.	Financial Statements	63
Item 19.	Exhibits	86

Financial Statements		64

Signature Page

GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.
Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Coal	A carbon-rich rock derived from plant material (peat)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
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

In this Annual Report, the “Company”, “Power Oil & Gas Inc.”, “Power”, "we", "our", and "us", refer to Power Oil & Gas Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 104 – 1240 Kensington N.W., Calgary, Alberta, T2N 3P7.

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

The Company currently has an interest in 18 Petroleum and Natural Gas leases with the Province of Alberta, Canada.  All of these leases are located in Alberta, Canada with the Company focusing on the region known as the Milk River.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 and for the fiscal period from April 25, 2005 (inception) to December 31, 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants or BDO Canada LLP, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

Effective September 21, 2010 at the request of the Corporation, Smythe Ratcliffe Chartered Accountants (“Smythe”) resigned as auditors of the Corporation.  The Board of Directors of the Corporation has recommended BDO Canada LLP, Chartered Accountants, as the replacement auditors of the Corporation.  In the opinion of the Corporation, throughout the period Smythe was the Corporation’s auditors, there have been no reservations in the auditor’s reports or any “reportable events” as that term is defined in Section 4.11 of National Instrument 51-102 Continous Disclosure Obligations.  The resignation of Smythe has not occurred because of any reportable disagreement or unresolved issue involving the Corporation, or any consultation with the successor auditors BDO Canada LLP.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For Year Ended December 31, 2010	For Year Ended December 31, 2009	For Year Ended December 31, 2008	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For the Period April 25, 2005 (Inception) to December 31, 2005
Operating Revenues	-	-	-	-	-	-
Interest Income	-	-	$151	$2,451	$2,451	-
Loss from Operations	$(971,141)	$(2,327,920)	$(131,360)	$(61,618)	$(61,618)	$(8,950)
Net Loss	$(971,141)	$(2,327,920)	$(131,360)	$(61,618)	$(61,618)	$(8,950)
Loss per Share – Basic and Diluted	$(0.02)	$(0.06)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total Assets	$121,886	$173,236	$100,466	$38,676	$38,676	$130,525
Net Assets	$86,881	$136,696	$(35,092)	$29,215	$29,215	$125,525
Total Liabilities	$35,005	$36,540	$135,558	$9,461	$9,461	$5,000
Working Capital (Deficiency)	$(29,867)	$(29,767)	$(77,208)	$19,881	$19,881	$125,525
Share Capital	$411,756	$242,271	$134,475	$134,475	$134,475	$134,475
Common Shares Issued	42,818,875	42,140,935	41,709,750	41,709,750	41,709,750	41,709,750
Shares to be Issued	-	477,940	-	-	-	-
Dividends Declared	-	-	-	-		-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of five periods ended December 31st since the Company’s inception on April 25, 2005, the average rates for the period and the range of high and low rates for the period.  The data for May 2011 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2011	0.97	0.97	0.96	0.97
April 2011	0.96	0.97	0.94	0.95
March 2011	0.98	0.99	0.97	0.97
February 2011	0.99	1.00	0.97	0.97
January 2011	0.99	1.00	0.99	1.00
December 2010	1.01	1.00	0.99	0.99

Fiscal Year Ended December 31, 2010	1.01	1.00	0.99	0.99
Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17

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

2.
The field of oil and gas exploration is difficult to predict because of technological advancements and market factors, which factors our management may not correctly assess and it may make it difficult for investors to sell their  common shares.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of our business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the future trading of our common shares trading on the OTC Markets.  Investors may find it difficult to sell their shares on the OTC Markets should a market ever develop for our shares.

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $117,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

We have an irrevocable option to repurchase 16,000,000 common shares held by Pratt Barndollar, a member of our Board of Directors and 14,000,000 common shares held by Keith Diakiw, our Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary,.  This repurchase option is exercisable by us if, at any time on or before April 30, 2025, the holder of such shares ceases to be a director of the Company.   For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Barndollar and $140,000 for the shares held by Mr. Diakiw.  Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

6.
We are heavily dependent on contracted third parties and upon Keith Diakiw, who is our Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.  The loss of Mr. Diakiw, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Keith Diakiw, whose knowledge and leadership would be difficult to replace.  Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not currently have any consulting agreements in place with either Mr. Diakiw or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program.  We do not maintain any key person insurance on Mr. Diakiw.   If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Diakiw.

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

13.
Our auditors’ opinion in our December 31, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $3,535,682 from April 25, 2005 (inception) to December 31, 2010.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.	If we do not maintain the property lease payments on our properties, we will lose our interests in the properties as well as losing all monies incurred in connection with the properties.

We have 18 Petroleum and Natural Gas leases in Alberta, Canada.  Our leases require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

Our Officer and Directors are not required to work exclusively for us and do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies.  Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

18. Our principal shareholders, Officer and Directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our Officer and Directors, in the aggregate, beneficially own approximately or have the right to vote approximately 70.5% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our Board of Directors;
•	removal of any of our Directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our Directors and Executive Officer collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, it is possible for our Directors and Executive Officer to modify their share purchase agreements such that they could force the repurchase of their shares and remain on the board.  Also, sales of significant amounts of shares held by our Directors and Executive Officer, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease.  Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

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

22.
We have registered 33,540,875 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of June 29, 2011, we had warrants outstanding to purchase an aggregate of 33,540,875 common shares.  We have registered the 33,540,875 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 26, 2009 with respect to the 10,440,875 Class A warrants, November 26, 2011 with respect to the 11,550,000 Class B warrants, and May 26, 2012 with respect to the 11,550,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with reconciliation to US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

27.
Because we are formed under the Canadian Business Corporations Act in Canada and all of our assets, Officer, and Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our Officer and all of our Directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

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

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance  with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015, and the property to which the Lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On July 23, 2008, the Company entered into an Assignment and Assumption agreement with Giant Oil & Gas Inc. et al, a company related by a common director, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements, lease umbers 0407020077, 0407030073, 0407030650, 0407040015, 0407040018, 0407040020, 0407050502, 0407080296, 0407080298 and 0407080302 for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331 and agreed to assume the underlying lease payments to the province of Alberta

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010.

On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409090046 and 0409090047, and the property to which the leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease number 0409100445, and the property to which the lease pertains to covers 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

On June 2, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 for an aggregate 8,311 hectares.

On July 12, 2010, the Company surrendered P&NG lease number 0405070015 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 24 for an aggregate 8,055 hectares.

On August 14, 2010, the Company surrendered P&NG lease number 0409080272 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 23 for an aggregate 7,799 hectares.

On October 13, 2010, the Company surrendered P&NG lease number 0409100445 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 22 for an aggregate 4,983 hectares.

On February 06, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 21 for an aggregate 4,855 hectares.

On April 13, 2011, the Company surrendered 3 P&NG leases, 0407040015, 0407040018, and 0407040020 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in these properties and all amounts paid for these leases are non-refundable.  This transaction decreased the Company’s total PN&G leases to 18 for an aggregate 4,284 hectares.

Our office is located at 104 – 1240 Kensington Road N.W., Calgary, Alberta, Canada, T2N 3P7.  Our telephone number is (403) 261-3070.  Our internet address is www.poweroilinc.com.

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

For the period from April 25 2005 (inception) to December 31, 2010, we did not generate any revenue.

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

On July 23, 2008, the Company entered into an Assignment and Assumption agreement with Giant Oil & Gas Inc. et al, a company related by a common director, whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada for the total amount of $30,331.

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares in the Bow Island area of Alberta, Canada for the total amount of $14,124.

On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta for a total of 3,328 hectares in the Bow Island area of Alberta for the total amount of $38,433.

On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta for a total of 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.

On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta for a total of 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.

On March 6, 2010, the Company surrendered 1 P&NG lease with the Province of Alberta for a total of 256 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered 1 P&NG lease with the Province of Alberta for a total 256 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

On June 2, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 for an aggregate 8,311 hectares.

On July 12, 2010 the Company surrendered 1 P&NG lease with the Province of Alberta for a total of 256 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 24 for an aggregate 8,055 hectares.

On August 14, 2010, the Company surrendered 1 P&NG lease with the Province of Alberta for a total of 256 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 23 for an aggregate 7,799.

On October 13, 2010, the Company surrendered 1 P&NG lease with the Province of Alberta for a total of 2,816 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 22 for an aggregate 4,983.

On February 06, 2011, the Company surrendered 1 P&NG lease with the Province of Alberta for a total of 128 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 21 for an aggregate 4,855.

On April 13, 2011, the Company surrendered 3 P&NG leases with the Province of Alberta for a total of 571 hectares due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in these properties and all amounts paid for these leases are non-refundable.  This transaction decreased the Company’s total P&NG leases to 18 for an aggregate 4,284.

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

4.D. Property, Plant And Equipment

CORPORATE OFFICES

We do not own any real property.  We currently lease our corporate headquarters at 104 – 1240 Kensington Road N.W., Calgary, Alberta T2N 3P7.    We do not have any policies regarding investments in real estate, securities or other forms of property.

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below.

PETROLEUM AND NATURAL GAS LEASES

The Company has an interest in 18 P&NG leases in Alberta, Canada.

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

Acquisition and Disposition of Interests

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a P&NG lease with the government of the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015, and the property to which the lease pertains is located in the Milk River area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor $7,500 and paid closing costs of $938 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Milk River Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements, lease numbers 0407020077, 0407030073, 0407030650, 0407040015, 0407040018, 0407040020, 0407050502, 0407080296, 0407080298 and 0407080302 for a total of 1,911 hectares in the Taber, Grand Forks area of Alberta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331 and agreed to assume the underlying lease payments to the province of Alberta.

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010.

On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409090046 and 0409090047, and the property to which the leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease number 0409100445, and the property to which the lease pertains to covers 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

On June 2, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 for an aggregate 8,311 hectares.

On July 12, 2010, the Company surrendered P&NG lease number 040570015 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 24 for an aggregate 8,055 hectares.

On August 14, 2010, the Company surrendered P&NG lease number 0409080272 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 23 for an aggregate 7,799 hectares.

On October 13, 2010, the Company surrendered P&NG lease number 0409100445 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 22 for an aggregate 4,983 hectares.

On February 06, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 21 for an aggregate 4,855 hectares.

On April 13, 2011, the Company surrendered 3 P&NG leases, 047040015, 0407040018, and 0407040020 with the Province of Alberta due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in these properties and all amounts paid for these leases are non-refundable.  This transaction decreased the Company’s total P&NG leases to 18 for an aggregate 4,284 hectares.

Location

All of the Company’s leases are located in the Province of Alberta with a focus on the Taber/Grand Forks/Bow Island area.  This area is known to have significant potential and a demonstrated history of production.

The Taber/Grand Forks/Bow Island group of leases covers approximately 3,004 hectares or 7,420 acres in southern Alberta.

Property Lease Information

The Company’s properties are comprised of 18 leases with the government of the Province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Number	Hectares	Lease Commencement Date	Annual Lease Payments

0407050502	256	May 31, 2007	$896
0407080296	124.32	August 23, 2007	$435
0407080298	128	August 23, 2007	$448
0407080302	192	August 23, 2007	$672
0409080267	256	August 20, 2009	$896
0409080268	256	August 20, 2009	$896
0409080271	256	August 20, 2009	$896
0409080274	256	August 20, 2009	$896
0409080280	256	August 20, 2009	$896
0409080283	256	August 20, 2009	$896
040980284	256	August 20, 2009	$896
0409080286	256	August 20, 2009	$896
0409080287	256	August 20, 2009	$896
0409080288	256	August 20, 2009	$896
0409080310	256	August 20, 2009	$896
0409080311	256	August 20, 2009	$896
0409090046	256	September 03, 2009	$896
0409090047	256	September 03, 2009	$896

Total	4,284		$14,995

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

Planned Work by the Company for 2011

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

The review of the data will include preparing detailed geological maps using existing drill log data with the aim of identifying potential drill targets and to obtain a better understanding of potential strategies for acquiring new land holdings.  The Company will not undertake any drilling in 2011, as the review of available information will take between twelve to eighteen months to complete, commencing January 2011.  Therefore, the Company is not expecting to undertake any drilling until at least 2012.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2010, 2009, 2008, 2007 and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Power Oil & Gas Inc., for the fiscal years indicated:

Periods Ended
December 31

	2010	2009	2008	2007	2006
Operating revenue	$ -	$ -	$ -	$ -	$ -
Interest income	$ -	$ -	$ 151	$ 2,451	$ 2,673
Expenses	$ 902,895	$ 2,327,840	$ 131,111	$ 64,069	$ 37,365

Loss from operations	$ (971,141)	$ (2,327,920)	$ (131,360)	$ (61,618)	$ (34,692)
Net loss	$ (971,141)	$ (2,327,920)	$ (131,360)	$ (61,618)	$ (34,692)
Net loss per share:
Basic and diluted	$ (0.02)	$ (0.06)	$ (0.01)	$ 0.00	$ 0.00
Weighted average number of common shares outstanding	42,640,866	41,989,725	41,709,750	41,709,750	41,709,750

Results of Operations of Fiscal 2010 vs. Fiscal 2009

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2010 or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2010, we had a net loss of $971,141 of the like consisting of: (a) $19,600 in professional fees related to the preparation of our financial statements; (b) $5,835 in office expenses; (c) $4,500 for consulting fees; and (e) $871,327 in stock based compensation.

For the year ended December 31, 2009, we had a net loss of $2,327,920 consisting of: (a) $30,125 in professional fees related to the preparation of our financial statements (b) $12,245 in office expenses; (c) $8,800 for consulting fees; (d) $1,500 for Directors’ fees, and (e) $2,272,427 in stock based compensation.

The decrease in loss in 2010 compared to 2009 is primarily related to the fact that in 2010 the Company incurred an expense for stock based compensation of $871,327 versus $2,272,427 for 2009.  In addition, professional fees decreased to $19,600 in 2010 compared to $30,125 in 2009 and office expenses decreased to $5,835 in 2010 compared to $12,245 in 2009.

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

General and Administrative Expenses

For the year ended December 31, 2009, we had a net loss of $2,327,920 of the like consisting of: (a) $30,125 in professional fees related to the preparation of our financial statements; (b) $14,620 in office expenses; (c) $8,800 for consulting fees; (d) $1,500 in Directors’ fees, (e) $2,272,427 in stock based compensation.

For the year ended December 31, 2008, we had a net loss of $131,360 consisting of: (a) $5,948 in listing and filing fees related to the preparation of the Company’s 20-F and the updating of the F-1 registration statement; (b) $36,250 in professional fees related to the preparation of our financial statements (c) $5,210 in office expenses; (d) $1,650 for transfer agent costs (e) $15,500 for Directors’ fees; (f) $60,573 in stock based compensation, and (g) $151 in interest income.

The increase in loss in 2009 compared to 2008 is primarily related to the fact that in 2009 the Company incurred an expense for stock based compensation of $2,272,427 versus $60,573 for 2008.  In addition, consulting fees increased to $8,800 in 2009 compared to $Nil in 2008.

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

On October 14, 2008 and November 6, 2008, the Company entered into two bridge loan agreements with two separate investors for $57,672 and $59,472 respectively.  The loans carry an interest rate of the Bank of Canada Rate +1% per annum, and may be converted to common stock of Power Oil & Gas at the discretion of the Borrower or Lender at a conversion rate based on fair market value of the Company’s common shares, which will be determined by the Borrower and the Lender on the date of conversion.  The funds will be used for operating capital purposes and the acquisition of exploration properties.  The 2008, 2007, and 2006 operations were funded through two private placements and the two bridge loan agreements. Such proceeds were not sufficient to enable us to continue our planned operations to present day.

On August 25, 2009, we received $107,796 CDN$ in proceeds from the exercise of warrants.

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

On March 3, 2010, we received $50,000 CDN$ in proceeds from the exercise of warrants.

During 2010, we used $99,231 for operating activities, an increase of $62,815 over 2009.  The increase in 2010 from 2009 was primarily due to increased operating expenses which affected net income. In 2010, there was a decrease of accounts payable and accrued liabilities of $1,536 compared to an increase of $18,127 in 2009.

Investing activities in 2010 related to $(49,715) cash used in the acquisition of oil and gas interests in which $18,516 was related to annual property payments and $(68,231) was in relation to the Company surrendering its rights and obligations to six P&NG leases for the total amount of $(49,715).

During 2009, we used $36,416 for operating activities, a decrease of $19,132 over 2008.  The decrease in 2009 from 2008 was primarily due to an increase in the 2009 net loss ($2,327,920) compared to the net loss in 2008 ($131,360).     In 2009, there was an increase of accounts payable and accrued liabilities of $18,127 compared to $8,952 in 2008.

Investing activities in 2009 related to $124,347 cash used for the acquisition of oil and gas interests and annual property payments.  In 2008, we received proceeds from $20,000 from short-term investments and used $32,782 cash for the acquisition of oil and gas interests and annual property payments.

We had cash of $4,128 as of December 31, 2010. We anticipate that we will incur through the end of our next fiscal year:

•	$50,000 in connection with work expenditures, lease payments and the initial geological analysis of the oil and gas leases;

•
$67,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2010, we had a working capital deficiency of ($29,867). Therefore, current cash on hand is not sufficient for the next twelve months as proposed in our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common shares.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated.  We do not have any arrangements in place for any future equity financing.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $117,000 to fund its operations during the next twelve months which will include minimum annual property lease payments as well as the costs associated with maintaining an office.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future

Critical accounting estimates

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2010.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2010 and December 31, 2009 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN$ dollars at December 31, 2010:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Property Leases	$ 40,083	$ 14,995	$ 25,088	$ 0	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$ 40,083	$ 14,995	$ 25,088	$ 0	$ 0

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (collectively the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease with the government of the Province of Alberta.  Upon signing of the agreement, the Company paid the Vendor $8,438 (including closing costs) and agreed to assume the underlying lease payments to the Province of Alberta of the greater of $3.50 per hectare or $50 per year.  The Lease expires on July 14, 2010.

On July 23, 2008, the Company entered into an assignment and assumption agreement with Giant Oil & Gas Inc. et al whereby the Company purchased a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements, lease numbers 0407020077, 0407030073, 0407030650, 0407040015, 0407040018, 0407040020, 0407050502, 0407080296, 0407080298 and 0407080302 for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada.  Upon signing the Agreement, the Company paid the Vendor $30,331.48 and agreed to assume the underlying lease payments to the Province of Alberta of $3.50 per hectare.  These leases all expire in 2012.

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010.

On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.  These leases expire in 2014, but can be renewed.

On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409090046 and 0409090047, and the property to which the leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.  These leases expire in 2014, but can be renewed.

On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease number 0409100445, and the property to which the lease pertains to covers 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year extendable lease with the government.  The bid price includes the first year’s minimum annual lease payments.  These leases expire in 2014, but can be renewed.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

On June 02, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 for an aggregate 8,311 hectares.

On July 12, 2010 the Company surrendered P&NG lease number 0405070015 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 24 for an aggregate 8,055 hectares.

On August 14, 2010, the Company surrendered P&NG lease number 0409080272 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interests in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 23 for an aggregate 7,799 hectares.

On October 13, 2010, the Company surrendered P&NG lease number 0409100445 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interests in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 22 for an aggregate 4,983.

On February 06, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 21 for an aggregate 4,855.

On April 13, 2011, the Company surrendered 3 P&NG leases, 0407040015, 0407040018, and 0407040020 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 18 for an aggregate 4,284 hectares.

At December 31, 2010, the Company had trade payables and accrued liabilities of $35,005.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

ASU 2010-06

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclousures (ASC 820):  Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements.  This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3.  This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.  In addition to these new disclosure requirements, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities.  This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  The adoption of ASU 2010-06 has been reflected in the Company’s financial statements.

ASU 2010-09

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”.  ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP.  All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.  The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
June 29, 2011
______________________________________________________________________________

The following table sets forth certain information regarding the members of our Board of Directors and our Executive Officer:

Name	Age	Positions and Offices Held
Keith Diakiw	38	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Pratt Barndollar	52	Director
Ron Daems	43	Director

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.  None of our Directors have any family relationships with any of our other Directors or Executive Officer.  Set forth below is a summary description of the principal occupation and business experience of each of our Directors and Executive Officer for at least the last five years.

Keith Diakiw, age 38, has served on our Board of Directors since May 15, 2007.  He is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands exploration drilling.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger’s Measurements While Drilling division in Brazil on offshore platforms, while in 2003; he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  In 2001, Mr. Diakiw joined the Canadian Navy and became a qualified MARS Officer by the summer of 2005.  As a naval officer, he continues to serve Canada and is currently the Public Affairs Officer for his naval reserve unit.  Furthermore, Lieutenant (Navy) Keith Diakiw was recently selected as an Aide-de-Camp for the new Lieutenant Governor of Alberta, a volunteer position until 2015.  Lastly, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), Canadian Society of Petroleum Geologists (CSPG), and the Alberta Paleontological Society (APS).

Pratt Barndollar, age 52, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

Ron Daems, age 43, brings extensive financial and resource industry experience to Power Oil & Gas Inc.  In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently a President and Director of Strata Oil & Gas Inc., a director of Giant Oil & Gas Inc., and Rush Metals Corp.

Involvement in Certain Legal Proceedings

In the last five years, we are not aware of any material legal proceedings that have occurred concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Except as described herein, none of our Officer or Directors have received or earned any compensation or bonus for services rendered in the fiscal years ended December 31, 2010 or 2009.  Commencing May 15, 2007, Mr. Sandhu and Mr. Diakiw, each has received $500 per month to serve as a Director of the Company.  The monthly fees owing to Mr. Sandhu have been temporarily suspended as of January 2009 in order to conserve operating capital.  Mr. Diakiw will receive monthly fees for the first quarter of 2009 and then $nil as a result of less activity and in order to conserve operating capital.  During the fiscal year ended December 31, 2010, total Director’s fees were $Nil (2009 - $1,500).

We do not maintain key-man life insurance for our Executive Officer or Directors.

At the Company’s Annual General Meeting held June 28, 2007, a majority of the Company’s shareholders approved the Company’s 2007 stock option plan.  The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options.  To date, a total of 200,000 options have been granted under the plan with an exercise price of $.50 USD per option, and 4.8 million options are available for grant.  The options granted in USD were granted on June 30, 2008 and the effective exchange rate was $1.0197 USD per $1 CDN$.

Outstanding Equity Awards as at December 31, 2010

Name	No. of Options Granted	Exer-cise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Manny Dhinsa(2)	-	-	-	-	-	-	-	-
Pratt Barndollar(3)	200,000	$.51 USD	06/30/08	06/30/18	$1.80	200,000	-	$78,760
Keith Diakiw	-	-	-	-	-	-	-	-
Ron Daems	-	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

(2) Mr. Dhinsa was granted 200,000 options on August 10, 2009.  The options vest in equal installments of 100,000 every twelve months commencing August 10, 2010 and ending August 10, 2011.  On July 14, 2010, Mr. Dhinsa resigned as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary and his options were subsequently cancelled.

(3) Mr. Barndollar was granted 600,000 options on June 30, 2008.  The options vest in equal installments of 200,000 every twelve months commencing June 30, 2009 and ending June 30, 2011.  On June 30, 2009 Mr. Barndollar stepped down as Chief Executive Officer, Chief Financial Officer, President Treasurer and Secretary of the Company but remained on the Board of Directors.  Subsequently on August 10, 2009, 200,000 of Mr. Barndollar’s options that vest on June 30, 2010 and 200,000 options that vest on June 30, 2011 were cancelled.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by the Executive Officer of the Company in Fiscal 2010 to compensate such officer in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

The monthly fees owing to Mr. Sandhu have been suspended as of January 1, 2009 in order to conserve cash flow.  Accordingly on June 30, 2010, Mr. Sandhu resigned as Director of the Company.  The monthly fees owing to Mr. Diakiw have been stopped as of April 1, 2009 due to less activity at the Board level and in order to conserve cash flow.  The respective service contracts will terminate upon the respective Director ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company.  As of September 2008, the Board of Directors is empowered to appoint an audit committee for the Corporation.  Currently the Board of Directors function as the audit committee.

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

6.E. Share Ownership

The following table lists, as of June 29, 2011 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Pratt Barndollar	16,200,000(1)(2)	37.8%
Keith Diakiw	14,000,000(1)	32.7%
Ron Daems	-	-
All Directors and Executive Officer as a group (four persons)	30,200,000	70.5%

*              Based on 42,818,875 shares outstanding as of June 29, 2011.

(1)
16,000,000 shares owned by Mr. Barndollar and 14,000,000 shares owned by Mr. Diakiw are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Barndollar and Diakiw are held by them (or any of their affiliates or family members), and will survive the resignation as an Officer or Director of the Company by Mr. Barndollar and/or Mr. Diakiw.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by these Directors by delivering a notice of such exercise to Mr. Barndollar and/or Mr. Diakiw not less than ten business days prior to the closing of such repurchase.  Messrs. Barndollar and Diakiw agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Barndollar and Diakiw also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

(2)
Represents options that are currently exercisable or that are exercisable within 60 days of the date of this report.  Mr. Barndollar was granted 200,000 stock options on June 30, 2008 at an exercise price of $.51 that are fully vested on June 30, 2009.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

Stock Options

On June 28, 2007, the stockholders of the Company approved the Company’s 2007 stock option plan whereby the Company may grant options to its directors, consultants and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten year term. 200,000 options have been granted to date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at June 29, 2011 Pratt Barndollar and Keith Diakiw own an aggregate 30,200,000 shares, or 70.5% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On September 10, 2008, one of our founding Directors, Mr. Paul Uppal, resigned as Director and pursuant to a share assignment agreement dated September 10, 2008, gifted his 16,000,000 common shares to Pratt Barndollar, our new President, CEO and Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Barndollar are subject to the same terms and conditions as were in our agreement with Mr. Uppal, including the repurchase option held by us with respect to Mr. Uppals’s shares.

On September 10, 2008, Mr. Duncan Budge, resigned as Director, and pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Manny Dhinsa, a Director of the Company.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Dhinsa are subject to the same terms and conditions as were in our agreement with Mr. Budge, including the repurchase option held by us with respect to Mr. Budge’s shares.

On July 14, 2010, Mr. Manny Dhinsa resigned as Director.  Pursuant to a share assignment agreement dated September 10, 2008 gifted his 14,000,000 common shares to Keith Diakiw, a Director of the Company.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Diakiw are subject to the same terms and conditions as were in our agreement with Mr. Dhinsa, including the repurchase option held by us with respect to Mr. Dhinsa’s shares.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On June 29, 2011 the Company’s shareholders’ list showed 42,818,875 common shares outstanding which were held by approximately 48 stockholders of record.  Of the shares issued and outstanding 34,902,975 are held by shareholders with Canadian addresses.

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

7.B. Related Party Transactions

On September 10, 2008, Mr. Duncan Budge, resigned as Director, and pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Manny Dhinsa, a Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Dhinsa are subject to the same terms and conditions as were in our agreement with Mr. Budge, including the repurchase option held by us with respect to Mr. Budge’s shares.

On July 14, 2010, Mr. Dhinsa resigned as Director, President and Chief Executive Officer, and pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Keith Diakiw, a Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Diakiw are subject to the same terms and conditions as were in our agreement with Mr. Dhinsa, including the repurchase option held by us with respect to Mr. Dhinsa’s shares.

The common shares issued to Mr. Barndollar and Mr. Diakiw are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Barndollar and Mr. Diakiw at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.  The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Barndollar and $140,000 for the shares held by Mr. Diakiw. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two Directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the Company’s working capital and essentially cause the Company to become insolvent.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2010 and 2009 no amounts were owed to senior management or Directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP is included herein immediately preceding the financial statements.

The previous year financial statements have been audited by Smythe Ratcliffe Chartered Accountant, the predecessor auditor, who expressed an unqualified opinion on June 29, 2010.

Audited Financial Statements:

Fiscal periods ended December 31, 2010, 2009 and 2008.

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

8.B. Significant Changes

On June 30, 2009, Pratt Barndollar resigned as CEO, CFO President, Secretary, and Treasurer but maintained his directorship on the Board.

On June 30, 2009, Manny Dhinsa was appointed CEO, CFO President, Secretary, and Treasurer

On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010.
On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.

On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409090046 and 0409090047, and the property to which the Leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.

On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease number 0409100445, and the property to which the lease pertains to covers 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.

On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

On June 02, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 fro an aggregate 8,311 hectares.

On June 30, 2010, Rob Sandhu resigned as Director of the Company.

On July 12, 2010, the Company surrendered P&NG lease number 0405070015 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 24 for an aggregate 8,055 hectares.

On July 14, 2010, Manny Dhinsa resigned as CEO, CFO, President, Treasurer, Secretary, and Director of the Company and pursuant to a share assignment agreement dated September 10, 2008, gifted his 14,000,000 common shares to Keith Diakiw, our Director.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Diakiw are subject to the same terms and conditions as were in our agreement with Mr. Dhinsa, including the repurchase option held by us with respect to Mr. Dhinsa’s shares.
On July 14, 2010, Keith Diakiw was appointed CEO, CFO, President, Treasurer and Secretary of the Company.

On August 14, 2010, the Company surrendered P&NG lease number 0409080272 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 23 for an aggregate 7,799 hectares.

On September 21, 2010, at the request of the Corporation, Smythe Ratcliffe Chartered Accountants resigned as auditors of the Corporation.  The Board of Directors recommended BDO Canada LLP, Chartered Accountants, as the replacement auditors of the Corporation.

On October 13, 2010, the Company surrendered P&NG lease number 0409100445 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 22 for an aggregate 4,983 hectares.

On December 13, 2010, Ron Daems was appointed to the Board of Directors.

On February 06, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 21 for an aggregate of 4,855 hectares.

On April 13, 2011 the Company surrendered 3 P&NG leases, 0407040015, 0407040018, and 0407040020 with the Province of Alberta due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in these properties and all the amounts paid for these leases are non-refundable.  This transaction decreased the Company’s total P&NG leases to 18 for an aggregate 4,284 hectares.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2010	$2.35	$0.12
2009	$2.60	$0.35
2008	$2.00	$0.50
2007	N/A	N/A
2006	N/A	N/A

2.           High and low market prices for each full financial quarter during the two most recent full financial years:
Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2010	Fourth Quarter of 2010	$0.50	$0.12
	Third Quarter of 2010	$0.84	$0.25
	Second Quarter of 2010	$2.04	$0.36
	First Quarter of 2010	$2.35	$1.01
2009	Fourth Quarter of 2009	$2.60	$1.11
	Third Quarter of 2009	$1.86	$0.35
	Second Quarter of 2009	$0.66	$0.45
	First Quarter of 2009	$1.05	$0.65

3.           High and low market prices for each of the six most recent months:
Month	Market Price
	High Price.	Low Price

May 2011	$0.12	$0.08
April 2011	$0.12	$0.06
March 2011	$0.14	$0.08
February 2011	$0.19	$0.10
January 2011	$0.19	$0.11

9.C. Markets

Admission to Quotation on the OTC Markets

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB.  The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations.  Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC.  Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums.  The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB.  Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB.  Effective February 23, 2011 through the progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 25, 2005. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra provincial company under the Business Corporations Act, British Columbia on May 6, 2005.  In addition, the Company also was issued a Certificate of Registration as an extra provincial company in Alberta on July 17, 2006.  On June 28, 2006 the Company filed its Articles of Amendment changing its name to Liberty Petroleum Inc. and changing its purpose to “oil and natural gas exploration”.  On May 23, 2008 the Company filed its Articles of Amendment changing its name to Power Oil & Gas Inc.  In September 2008 the Company deregistered as an extra provincial company in British Columbia.

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

10.C. Material Contracts

The Company has entered into the material contracts listed below in the past two years:

1.  On June 30, 2009, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd., whereby the Company acquired a 100% interest in a P&NG lease for a total of 1,280 hectares with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405060026, and the property to which the lease pertains is located in the Bow Island area of Alberta.  Upon signing the Agreement, the Company paid the Vendor $14,124 and agreed to assume the underlying lease payments to the province of Alberta.  In addition, the Vendor is entitled to an overriding 2% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  This lease expires on June 2, 2010 but can be renewed.

2.
On August 20, 2009, the Company acquired 100% interest in 13 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409080267, 0409080268, 0409080271, 0409080272, 0409080274, 0409080280, 0409080283, 0409080284, 0409080286, 0409080287, 0409080288, 0409080310 and 0409080311, and the property to which the leases pertain to cover 3,328 hectares of land located in the Bow Island area of Alberta for the total amount of $38,433.

3.
On September 3, 2009, the Company acquired 100% interest in 2 P&NG leases with the Province of Alberta.  The underlying leases acquired by the Company are Alberta P&NG lease numbers 0409090046 and 0409090047, and the property to which the leases pertain to cover 512 hectares of land located in the Provost area of Alberta for the total amount of $4,337.

4.
On October 29, 2009, the Company acquired 100% interest in 1 P&NG lease with the Province of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease number 0409100445, and the property to which the lease pertains to covers 2,816 hectares of land located in the Medicine Hat area of Alberta for the total amount of $31,601.

5. On November 19, 2009, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to re-extend the Warrant Commencement Date from November 26, 2009, to November 26, 2011 with respect to the Class B Warrants, and from May 26, 2010, to May 26, 2012 with respect to the Class C Warrants.  In addition, the warrant expiry date has been extended from May 26, 2010 to May 26, 2012 with respect to the Class A Warrants, and from May 26, 2011 to May 26, 2013 with respect to the Class B Warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

6.
On March 6, 2010, the Company surrendered P&NG lease number 0407030073 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 27 for an aggregate 9,847 hectares.

7.
On March 9, 2010, the Company surrendered P&NG lease number 0407030650 with the Province of Alberta, previously acquired from Giant Oil & Gas Inc. on July 23, 2008, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable. This transaction decreased the Company’s total P&NG leases to 26 for an aggregate 9,591 hectares.

8.
On June 02, 2010, P&NG lease number 0405060026 expired with the Province of Alberta.  Due to the lack of potential for unconventional tight gas sands, the Company chose not to renew the lease.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 25 for an aggregate 8,311 hectares.

9.
On July 12, 2010, the Company surrendered P&NG lease number 0405070015 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 24 for an aggregate 8,055 hectares.

10.
On August 14, 2010, the Company surrendered P&NG lease number 0409080272 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 23 for an aggregate 7,799 hectares.

11.
On October 13, 2010, the Company surrendered P&NG lease number 0409100445 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 22 for an aggregate 4,983 hectares.

12.
On February 06, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable.  This transaction decreased the Company’s total P&NG leases to 21 for an aggregate 4,855 hectares.

13.
On April 13, 2011, the Company surrendered 3 P&NG leases, 0407040015, 0407040018, and 0407040020 with the Province of Alberta, due to the lack of unconventional tight gas sands.  The Company no longer holds any interest in these properties and all amounts paid for the leases are non-refundable.  This transaction decreased the Company’s total P&NG leases to 18 for an aggregate 4,284 hectares.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2010.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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
The Company is exposed to foreign currency risk with respect to its foreign exchange derivative. The foreign exchange derivative arises from the Company having issued stock options during 2008 with an exercise price stated in a currency other than the Canadian dollar. For the year ended December 31, 2010, the Company incurred a mark-to-market unrealized loss on the foreign exchange derivative of $80. As the stock options exercise price is stated in the US dollar, a fluctuation of $0.01 in the difference between the futures price and the current exchange rate for the US dollar to Canadian dollar exchange rate could result in a $6,000 fluctuation in earnings.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, reductions in interest rates will reduce the interest income from these investments.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Keith Diakiw.  Based upon that evaluation, our Principal Executive Officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the following material weakness:

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

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of September 2008, the Board of Directors is empowered to appoint an audit committee for the Corporation.  Currently the Board of Directors functions as the audit committee.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Canada LLP in 2010 and Smythe Ratcliffe LLP in 2009, the Company’s auditors. Their pre-approved fees to the Company (including an estimate of year-end audit fees) are set forth below:

Fiscal Year ended December 31, 2010 and 2009	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2010	2009
Audit Fees	$25,000	$28,650
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$1,475
All Other Fees	$Nil	$Nil
Total	$25,000	$30,125

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In September 2010, our board of directors approved the appointment of BDO Canada LLP as our independent accountants to audit our financial statements and dismissed Smythe Ratcliffe LLP, Chartered Accountants, as our independent accountants.

During our most recent fiscal year, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Smythe Ratcliffe LLP, Chartered Accountants, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by Smythe Ratcliffe LLP, Chartered Accountants, for the last fiscal year did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the year ended December 31, 2009 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.  The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm. There were no events that led to disagreements or differences of opinion between the Company and the former accountant.

We have engaged the firm of BDO Canada LLP, as of September 2010. During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP was not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the NASDAQ and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the NASDAQ’s requirements as if we were a U.S. domestic issuer.

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

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP, is included herein immediately preceding the audited financial statements.

The previous year financial statements have been audited by Smythe Ratcliffe Chartered Accountant, the predecessor auditor, who expressed an unqualified opinion on June 29, 2010.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

POWER OIL & GAS INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian Dollars)

                                           BDO Canada LLP                                       600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,
Power Oil & Gas Ltd.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Power Oil & Gas Ltd. (the “Company”) (An Exploration Stage Company) as at December 31, 2010, and the statements of operations and comprehensive loss, cash flows and shareholders’ equity for the year ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and the results of its operations and its cash flows for each of the year ended December 31, 2010 in accordance with accounting principles generally accepted in the United States.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company has an accumulated deficit during the exploration stage of $3,535,681 as at December 31, 2010.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern.

Other Matters

The financial statements of the Company for the year ended December 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on June 29, 2010.

/s/ BDO Canada LLP Chartered Accountants

Vancouver, Canada
June 29, 2011

POWER OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2010	2009
Assets

Current
Cash	$4,128	$3,644
Goods and services tax receivable	-	2,119
Prepaid expenses	1,010	1,010

	5,138	6,773
Oil and Gas Property Interests (note 4)	116,748	166,463

	$121,886	$173,236

Liabilities and Shareholders’ Equity (Deficiency)

Current Liabilities
Accounts payable and accrued liabilities	$35,004	$36,540

	35,004	36,540

Shareholders’ Equity

Capital Stock
Authorized
1,000,000,000 common shares without par value
1,000,000,000 preferred shares without par value
Issued and outstanding
42,818,875 (2009 - 42,140,935) common shares (notes 6 and 7)	411,756	242,271
Obligation to issue shares (note 5)	-	119,485
Contributed surplus	3,210,807	2,339,480
Deficit accumulated during the exploration stage	(3,535,681)	(2,564,540)

	86,882	136,696

	$121,886	$173,236

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Keith Diakiw”
__________________________________
Keith Diakiw, President

“Pratt Barndollar”
__________________________________
Pratt Barndollar, Director

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008
Expenses
Stock-based compensation (note 6(d))	$871,327	$2,272,427	$67,053
Professional fees	19,600	30,125	36,250
Office and sundry	5,835	12,245	5,210
Consulting fees (note 9)	4,500	8,800	-
Interest	-	2,340	-
Directors’ fees (note 9)	-	1,500	15,000
Listing and filing fees	1,532	185	5,948
Transfer agent fees	101	218	1,650

Total Expenses	902,895	2,327,840	131,111
Other
Interest income	-	-	(151)
Foreign exchange loss	15	80	400
Surrendered oil and gas property interests (note 4)	68,231	-	-

Net Loss and Comprehensive Loss for Year	$(971,141)	$(2,327,920)	$(131,360)

Basic and Diluted Loss Per Share	$(0.02)	$(0.06)	$(0.01)

Weighted Average Number of Common Shares Outstanding	42,640,866	41,989,725	41,709,750

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Shares to be Issued	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, December 31, 2007	41,709,750	134,475	-	-	(105,260)	29,215
Stock-based compensation	-	-	-	67,053	-	67,053
Net loss for year	-	-	-	-	(131,360)	(131,360)

Balance, December 31, 2008	41,709,750	134,475	-	67,053	(236,620)	(35,092)
Warrants exercised	431,185	107,796	-	-	-	107,796
Shares to be issued via exercise of warrants (note 5)	-	-	119,485	-	-	119,485
Stock-based compensation (note 6(d))	-	-	-	2,272,427	-	2,272,427
Net loss for year	-	-	-	-	(2,327,920)	(2,327,920)

Balance, December 31, 2009	42,140,935	242,271	119,485	2,339,480	(2,564,540)	136,696
Warrants exercised	200,000	50,000	-	-	-	50,000
Shares issued on obligation (note 5)	477,940	119,485	(119,485)	-	-	-
Stock-based compensation (note 6(d))	-	-	-	871,327	-	871,327
Net loss for year	-	-	-	-	(971,141)	(971,141)

Balance, December 31, 2010	42,818,875	$411,756	$-	$3,210,807	$(3,535,681)	$86,882

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008
Operating Activities
Net loss for the year	$(971,141)	$(2,327,920)	$(131,360)
Adjustment to reconcile net loss to net cash used in operating activities
Stock-based compensation	871,327	2,272,427	67,053
Surrendered oil and gas property interests	68,231	-	-
Changes in non-cash working capital:
Good and services tax receivables	2,119	(1,390)	(193)
Interest on bridge loan settled by obligation to issue shares	-	2,340	-

Accounts payable and accrued liabilities	(1,536)	18,127	8,952

Cash Used in Operating Activities	(31,000)	(36,416)	(55,548)

Investing Activities
Proceeds from short-term investments	-	-	20,000
Expenditures on oil and gas property interests	(18,516)	(124,347)	(32,782)

Cash Used in Investing Activities	(18,516)	(124,347)	(12,782)

Financing Activities
Issuance of capital stock upon exercise of warrants	50,000	107,796	-
Bridge loan payable	-	-	117,145

Cash Provided by Financing Activities	50,000	107,796	177,145

Inflow (Outflow) of Cash	484	(52,967)	48,815
Cash, Beginning of Year	3,644	56,611	7,796

Cash, End of Year	$4,128	$3,644	$56,611

Supplementary Information
Obligation to issue shares in settlement of bridge loan (note 6)	$-	$119,485	$-

No taxes or interest paid in 2010, 2009 or 2008.

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Power Oil & Gas Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on April 25, 2005.

The Company is primarily engaged in the acquisition and exploration of oil and gas property interests in North America.

At December 31, 2010, the Company had a working capital deficiency of $29,866 (2009 - $29,767) and an accumulated deficit of $3,535,681 (2009 - $2,564,540).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2011.

The Company’s financial statements have been prepared on a going-concern basis. The application of the going-concern basis is dependent upon the Company’s ability to achieve and maintain future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going-concern.

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

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

The Company classifies its financial instruments into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are initially measured at fair value. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income. All other financial instruments which are classified as loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost.

Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

In order to measure changes in fair value, the fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels and adjustments to fair value must be based on one of the following measures:

•	Level one – Quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable, and;
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

(c)	Oil and gas property interests

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

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Oil and gas property interests – (continued)

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such a sale significantly impacts the rate of depletion.

The Company defers expenditures related to the acquisition, exploration and development of its exploration properties. If an exploration property is abandoned, continued exploration is not planned in the foreseeable future or when other events and circumstances indicate that the carrying amount may not be recovered, the accumulated costs and expenditures are written down. Deferred expenditures relating to exploration projects represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular projects. Development projects include those projects where development alternatives are in progress and/or studies have been completed suggesting that the properties are economically viable. The Company reviews the carrying amount of development projects when events or circumstances suggest that the carrying amount may not be recoverable.

The amounts shown for petroleum and natural gas interests represent costs incurred to date less depletion and impairment if any, and do not necessarily reflect present or future values.

(d)	Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially enacted under certain circumstances.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(e)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors and non-employees.  For directors, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors and non-employees, the fair value of the option is charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

Diluted loss per share as at December 31, 2010 did not include 200,000 options or 33,540,875 warrants as they were determined to be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(g)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material ARO’s to record in the financial statements.

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

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities.  The Company has designated its cash as held-for-trading; and accounts payable and accrued liabilities as other liabilities.

(a)	Fair value

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Foreign currency risk

The Company is not exposed to significant foreign currency risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At December 31, 2010, the Company had accounts payable, other than accrued liabilities, of $16,485 (2009 - $11,541), which were due within 30 days. The Company does not have sufficient cash at December 31, 2010 to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2011. There is no assurance that management’s strategy will be successful.

(d)	Interest rate risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.

(e)	Other price risk

Other price risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

3.           FINANCIAL INSTRUMENTS - (Continued)

(e)           Other price risk (continued)

risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

(f)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to minimal credit risk with respect to its cash as this financial instrument is held at a major Canadian financial institution.

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s unproven oil and gas interests are as follows:

	2010	2009

Balance, beginning of the year	$166,463	$42,116

Lease and acquisition costs	17,441	96,091
Geological and geophysical	1,075	27,628
Camp, field supplies and travel	-	628

Total costs for the year	18,516	124,347
Surrendered oil and gas property interest	(68,231)	-

Balance, end of the year	$116,748	$166,463

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. whereby the Company acquired a 100% interest in a petroleum and natural gas (“P&NG”) lease with the government of Alberta.  The underlying lease acquired by the Company is Alberta P&NG lease 0405070015, and the property to which the lease pertains is located in the Milk River area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,500, paid closing costs of $938 and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the Property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

On July 12, 2010, the Company surrendered the lease with the Province of Alberta due to lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for the lease are non-refundable. As a result, the Company wrote off the carrying amount of these leases totalling $23,443.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

In a series of transactions from March 06, 2010 to October 13, 2010, the Company surrendered its rights and obligations to six Alberta Crown and Natural Gas Leases for the combined annual lease payment amount of $12,544. Including the July 12, 2010 decision, the total accumulated oil and property interests surrendered and written off amounted to $44,788.

Total annual lease payments for 2010 paid to the Province of Alberta amounted to $18,337 (2009 - $7,586). As at December 31, 2010, the Company has 22 leases requiring total annual lease payments of $17,441 through to 2012.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

5.	BRIDGE LOAN PAYABLE

On November 6, 2008, the Company entered into a $117,145 bridge loan agreement with two unrelated parties.  For the year ended December 31, 2009, the loan bears interest at the Bank of Canada Prime Rate of 2% (2008 - 3.50%) plus 1% per annum.  Loan principal and accrued interest in the amount of $57,672 was due on October 14, 2009 and $59,473 was due on November 6, 2009. The loan is unsecured and may be converted to common shares of the Company in 2009 at the discretion of the Borrower or Lender at a conversion rate based on the quoted market value of the Company’s common shares, which will be determined by the Borrower and the Lender on the date of conversion.

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

6.	CAPITAL STOCK

(a)	Common shares

During the year ended December 31, 2010, the Company issued 200,000 common shares upon exercise of share purchase warrants at $0.25 per common share for gross proceeds of $50,000.

(b)	Stock options

The Company has established a stock option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees and consultants of the Company.  Under the Plan, the aggregate number of shares that may be issued under the plan shall not exceed 5,000,000 shares.  Additional options may be granted at the discretion of the Board of Directors.  The expiry date for each option shall be set by the Board of Directors at the time of issue of the options and shall not be more than ten years after the grant date.  The exercise price of each option shall be determined by the Board of Directors and in default of any specific determination, shall be equal to 100% of the fair market value per share on the date of grant.

In 2009, 200,000 stock options were granted to a Director and Officer of the Company, which vest over a two-year period.  In addition, 400,000 stock options previously issued to a Director and Officer were cancelled.

During the year ended December 31, 2010, the Company recognized stock-based compensation of $871,327 (2009 – expense of $172,075; 2008 – expense of $67,053) related to these options.

An estimated forfeiture rate of zero has been assumed and the fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.           CAPITAL STOCK (Continued)

(b)           Stock options (continued)

	2010	2009

Risk-free interest rate	3.10%	3.37%
Dividend yield	0%	0%
Expected volatility	130%	168%
Expected option life (years)	8	9
Forfeiture rate	0%	0%
Weighted average fair value	$0.40	$0.49

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

The following table sets forth a summary of stock option activity:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2008	600,000	$ 1.04
Options granted	200,000	$ 0.50
Options cancelled	(400,000)	$1.30
Balance, December 31, 2009	400,000	$ 0.51
Options cancelled	(200,000)	$ 0.50
Balance, December 31, 2010	200,000	$ 0.51

The following table summarizes information concerning outstanding and exercisable common stock options under the 2007 Plan at December 31, 2010:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable	Weighted Average Life

$ 0.51	200,000	June 30, 2018	200,000	7.50 years

	200,000		200,000	7.50 years

At December 31, 2010, the intrinsic value of the Company’s outstanding stock options was $Nil (2009 - $627,991).

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.         CAPITAL STOCK (Continued)

(c)	Share purchase warrants

As at December 31, 2010, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Class	Exercise Price	Expiry Date	Outstanding at December 31, 2009	Issued	Exercised	Expired	Outstanding at December 31, 2010	Weighted Average Remaining Contractual Life (Years)

A	$ 0.25	May 26, 2012	10,640,875	-	(200,000)	-	10,440,875	1.25
B	$ 0.50	May 26, 2013	11,550,000	-	-	-	11,550,000	2.52
C	$ 1.00	May 26, 2014	11,550,000	-	-	-	11,550,000	3.52

	$ 0.59		33,740,875	-	(200,000)	-	33,540,875	2.43

Class A warrants are fully vested and exercisable as at December 31, 2010 whereas Class B and Class C warrants vest and become fully exercisable on November 26, 2011 and May 26, 2012 respectively.

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

On November 19, 2009, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to further extend the vesting of the Company’s Class B and Class C warrants.  As a result of the letter agreements between the Company and the respective warrant holders, the warrant vesting date has been extended from November 26, 2009 to November 26, 2011 with respect to the Class B warrants and from May 26, 2010 to May 26, 2012 with respect to Class C warrants.  In addition, the warrant expiry date has been extended from May 26, 2010 to May 26, 2012 with respect to the Class A warrants, from May 26, 2011 to May 26, 2013 with respect to the Class B warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C warrants.

All other terms of the warrant agreements remained unchanged.The aggregate fair value of the modification to the warrants determined using the Black-Scholes pricing model was $4,313,782 that will be amortized over the revised vesting term(s). The fair value of the original warrants and the fair value of the modified warrants were estimated as at the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.03%, dividend yield of 0.00%,

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.         CAPITAL STOCK (Continued)

(c)           Share purchase warrants (continued)

volatility of 118.25%, expected life of 3.43 years and fair-value of $0.89. During the year ended December 31, 2010, the Company recognized stock-based compensation of $898,997 (2009 - $2,100,352; 2008 - $Nil) related to the modification of these warrants. At December 31, 2010 there is $1,314,433 (2009 - $2,213,430; 2008 - $Nil) in unrecognized stock-based compensation, which will be recognized in future periods as the warrants vest.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(d)	Stock-based compensation

For the year ended December 31, 2010, the Company has recognized $871,327 (2009 - $2,272,427; 2008 - $67,053) in stock-based compensation attributed as follows:

	2010	2009	2008

Management services (note 7(b))	$ (27,670)	$ 172,075	$ 67,053
Modification cost (note 7(c))	898,997	2,100,352	-

	$ 871,327	$ 2,272,427	$ 67,053

7.	SHARE REPURCHASE OPTION

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
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

8.	INCOME TAXES

The reconciliation of income tax provision computed at Canadian statutory rates of 28% (2009 - 30%; 2008 - 31%) to the reported income tax provision is as follows:

	2010	2009	2008

Income tax benefit	$272,000	$698,376	$40,722
Stock-based compensation	(244,000)	(681,728)	(20,786)

	28,000	16,648	19,936
Change in future income taxes resulting from enacted tax rate reduction	(3,000)	(4,470)	(8,479)
Change in valuation allowance	(25,000)	(12,178)	(11,457)

Income tax provision	$-	$-	$-

The significant components of future income tax assets are as follows:

	2010	2009

Non-capital losses	$257,074	$225,491
Oil and gas interests	68,231	(431)

	325,305	225,060

Income tax rate	25%	25%

Income tax asset	81,300	56,265
Valuation allowance	(81,300)	(56,265)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $257,074.  The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618
2028	64,307
2029	55,493
2030	31,583

$257,074

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, directors’ fees in aggregate of $Nil (2009 - $1,500; 2008 - $15,000) were paid to the Directors of the Company and management fees of $4,500 (2009 - $8,800; 2008 - $Nil) were paid to a former Officer and Director of the Company.  These transactions are measured at the exchange amount, which is the amount agreed to by the related parties.  There was $Nil (2009 - $1,260) of management fees in accounts payable at December 31, 2010.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a) Recent US accounting pronouncements

(i)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.  The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

(ii)
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  The adoption of ASU 2010-06 has been reflected in the Company’s financial statements.

(b) Impact between Canadian GAAP and US GAAP

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

11.	CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going-concern in order to pursue the development of its oil and gas property interests and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010. The Company is not subject to externally imposed capital requirements.

12.	SUBSEQUENT EVENTS

(a)	On February 06, 2011, the Company surrendered its rights and obligations to one Alberta Crown and Natural Gas lease for the annual lease payment amount of $448.

(b)           On April 13, 2011, the Company surrendered its rights and obligations to three Alberta
Crown and Natural Gas leases for the annual lease payment amount of $1,998.

(c)
On May 9, 2011, the Company entered into a $35,000 Convertible Note Agreement with Risor Energy Exploration Inc. a related party by common directors.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The loan may be converted to common shares of the Company at the discretion of the Company or the lender with terms yet to be determined.

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

Dated: June 29, 2011

By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Director, Chairman, President,
Chief Executive Officer, Chief Financial Officer, and Secretary

Dated: June 29, 2011

By: /s/ Pratt Barndollar
Name: Pratt Barndollar
Title: Director

Dated: June 29, 2011

By: /s/ Ron Daems
Name: Ron Daems
Title: Director