Form 20-F/A
period 2010-12-31
Power Oil & Gas Inc
filed 2011-09-14
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 1)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  42,818,875 common shares as of December 31, 2010.  No preferred shares issued and outstanding.

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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [  ]  No [X]

Index to Exhibits on Page ___

EXPLANATORY NOTE

The Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 with the Securities and Exchange Commission on June 30, 2011 (the "Form 20-F").

This Amendment No. 1 to the Form 20-F is being filed by the Company solely for the purpose of correcting a clerical error in the report of independent registered public accounting firm of BDO Canada LLP (the “Auditing Firm”) dated June 29, 2011, as filed within Item 17 of the Form 20-F as amended. The audit reports and financial statements of the Company are hereby replaced in their entirety.  In addition, this Form 20-F/A includes currently dated Exhibit 12.1 certification pursuant to Section 301(a) of the Sarbanes-Oxley Act of 2002 and Exhibit 13.1 certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as described above, this Amendment No. 1 speaks as of the filing date of the Form 20-F and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, as amended.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's audited financial statements for years ended December 31, 2010, 2009 and 2008 are included in this Amendment No. 1 to the Annual Report and found immediately following the text of this Amendment No. 1 to the Annual Report.  The audit report of BDO Canada LLP, is included herein immediately preceding the audited financial statements.

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

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and the results of its operations and its cash flows for each of the year ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

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

For the year ended December 31, 2010, the Company has recognized $871,327 (2009 - $2,272,427; 2008 - $67,053) in stock-based compensation attributed as follows:

	2010	2009	2008

Management services (note 7(b))	$(27,670)	$172,075	$67,053
Modification cost (note 7(c))	898,997	2,100,352	-

	$871,327	$2,272,427	$67,053

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
(c)On May 9, 2011, the Company entered into a $35,000 Convertible Note Agreement with Risor Energy Exploration Inc. a related party by common directors.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The loan may be converted to common shares of the Company at the discretion of the Company or the lender with terms yet to be determined.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 1 to the Form 20-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Power Oil & Gas Inc., SEC File No. 333-137571

Dated September 14, 2011

By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Chief Executive Officer