Form 20-F/A
period 2010-12-31
Power Oil & Gas Inc
filed 2011-11-01
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 2)

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

This Amendment No. 2 to the Form 20-F is being filed by the Company solely for the purpose of the inclusion of  the audit report of independent registered public accounting firm of Smythe Ratcliffe LLP Chartered Accountants dated June 29, 2010, as filed within Item 17 of the Form 20-F as amended.  The audit reports and financial statements of the Company are hereby replaced in their entirety.  In addition, this Form 20-F/A includes currently dated Exhibit 12.1 certification pursuant to Section 301(a) of the Sarbanes-Oxley Act of 2002 and Exhibit 13.1 certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as described above, this Amendment No. 2 speaks as of the filing date of the Form 20-F and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, as amended.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's audited financial statements for years ended December 31, 2010, 2009 and 2008 are included in this Amendment No. 2 to the Annual Report and found immediately following the text of this Amendment No. 2 to the Annual Report.  The audit reports of BDO Canada LLP and Smythe Ratcliffe LLP Chartered Accountants, the predecessor auditor, are included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

POWER OIL & GAS INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF POWER OIL & GAS INC.
(An Exploration Stage Company)

We have audited the balance sheet of Power Oil & Gas Inc. (an exploration stage company) as at December 31, 2009 and the statements of operations, shareholders’ deficiency and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of  Power Oil & Gas Inc. (an exploration stage company) as at December 31, 2009 and the result of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with Canadian generally accepted accounting principles.

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
E-mail:  vancouver@bdo.ca
www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,
Power Oil & Gas Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Power Oil & Gas Inc. (the “Company”) (An Exploration Stage Company) as at December 31, 2010, and the statements of operations and comprehensive loss, cash flows and shareholders’ equity for the year ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

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

Shareholders’ Equity

Capital Stock
Authorized
1,000,000,000 common shares without par value
1,000,000,000 preferred shares without par value
Issued and outstanding
42,818,875 (2009 - 42,140,935) common shares (notes 7 and 8)	411,756	242,271
Obligation to issue shares (note 6)	-	119,485
Contributed surplus	3,210,807	2,339,480
Deficit accumulated during the exploration stage	(3,535,681)	(2,564,540)

	86,882	136,696

	$121,886	$173,236

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Keith Diakiw”
__________________________________
Keith Diakiw, President

“Pratt Barndollar”
__________________________________
Pratt Barndollar, Director

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008
			(Restated – Note 5)
Expenses
Stock-based compensation (note 7(d))	$871,327	$2,272,427	$67,053
Professional fees	19,600	30,125	36,250
Office and sundry	5,835	12,245	5,210
Consulting fees (note 10)	4,500	8,800	-
Interest	-	2,340	-
Directors’ fees (note10)	-	1,500	15,000
Listing and filing fees	1,532	185	5,948
Transfer agent fees	101	218	1,650

Total Expenses	902,895	2,327,840	131,111
Other
Interest income	-	-	(151)
Foreign exchange loss	15	80	400
Surrendered oil and gas property interests (note 4)	68,231	-	-

Net Loss and Comprehensive Loss for Year	$(971,141)	$(2,327,920)	$(131,360)

Basic and Diluted Loss Per Share	$(0.02)	$(0.06)	$(0.01)

Weighted Average Number of Common Shares Outstanding	42,640,866	41,989,725	41,709,750

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Shares to be Issued	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total
					(Restated – Note 5)

Balance, December 31, 2007	41,709,750	134,475	-	-	(105,260)	29,215
Stock-based compensation	-	-	-	67,053	-	67,053
Net loss for year	-	-	-	-	(131,360)	(131,360)

Balance, December 31, 2008	41,709,750	134,475	-	67,053	(236,620)	(35,092)
Warrants exercised	431,185	107,796	-	-	-	107,796
Shares to be issued via exercise of warrants (note 6)	-	-	119,485	-	-	119,485
Stock-based compensation (note 7(d))	-	-	-	2,272,427	-	2,272,427
Net loss for year	-	-	-	-	(2,327,920)	(2,327,920)

Balance, December 31, 2009	42,140,935	242,271	119,485	2,339,480	(2,564,540)	136,696
Warrants exercised	200,000	50,000	-	-	-	50,000
Shares issued on obligation (note 6)	477,940	119,485	(119,485)	-	-	-
Stock-based compensation (note 7(d))	-	-	-	871,327	-	871,327
Net loss for year	-	-	-	-	(971,141)	(971,141)

Balance, December 31, 2010	42,818,875	$411,756	-	$3,210,807	$(3,535,681)	$86,882

See notes to financial statements.

POWER OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008
			(Restated – Note 5)
Operating Activities
Net loss for the year	$(971,141)	$(2,327,920)	$(131,360)
Adjustment to reconcile net loss to net cash used in operating activities
Stock-based compensation	871,327	2,272,427	67,053
Surrendered oil and gas property interests	68,231	-	-
Changes in non-cash working capital:
Good and services tax receivables	2,119	(1,390)	(193)
Interest on bridge loan settled by obligation to issue shares	-	2,340	-

Accounts payable and accrued liabilities	(1,536)	18,127	8,952

Cash Used in Operating Activities	(31,000)	(36,416)	(55,548)

Investing Activities
Proceeds from short-term investments	-	-	20,000
Expenditures on oil and gas property interests	(18,516)	(124,347)	(32,782)

Cash Used in Investing Activities	(18,516)	(124,347)	(12,782)

Financing Activities
Issuance of capital stock upon exercise of warrants	50,000	107,796	-
Bridge loan payable	-	-	117,145

Cash Provided by Financing Activities	50,000	107,796	177,145

Inflow (Outflow) of Cash	484	(52,967)	48,815
Cash, Beginning of Year	3,644	56,611	7,796

Cash, End of Year	$4,128	$3,644	$56,611

Supplementary Information
Obligation to issue shares in settlement of bridge loan (note 7)	$-	$119,485	$-

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

POWER OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK

(a)	Common shares

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

7.           CAPITAL STOCK (Continued)

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

7.         CAPITAL STOCK (Continued)

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
			(Note 5)

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

10.         RELATED PARTY TRANSACTIONS

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

13.         SUBSEQUENT EVENTS

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

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 2 to the Form 20-F and has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Power Oil & Gas Inc., SEC File No. 333-137571

By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Chief Executive Officer

Dated: October 25, 2011