Form 20-F/A
period 2010-12-31
Power Oil & Gas Inc
filed 2011-11-16
CIK 1375476

UNITED STATES SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 3)

     [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  OR
   [X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934
  For the fiscal year ended ________December 31, 2010________

  OR
   [ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

This Amendment No. 3 to the Form 20-F is being filed by the Company solely for the purpose of correcting a clerical error in the report of independent registered public accounting firm of BDO Canada LLP (the “Auditing Firm”) dated June 29, 2011, as filed within Item 17 of the Form 20-F as amended. The audit reports and financial statements of the Company are hereby replaced in their entirety.  In addition, this Form 20-F/A includes currently dated Exhibit 12.1 certification pursuant to Section 301(a) of the Sarbanes-Oxley Act of 2002 and Exhibit 13.1 certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as described above, this Amendment No. 3 speaks as of the filing date of the Form 20-F and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, as amended.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's audited financial statements for years ended December 31, 2010, 2009 and 2008 are included in this Amendment No. 3 to the Annual Report and found immediately following the text of this Amendment No. 3 to the Annual Report.  The audit reports of BDO Canada LLP and Smythe Ratcliffe LLP Chartered Accountants, the predecessor auditor, are included herein immediately preceding the audited financial statements.

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

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 3 to the Form 20-F and has duly caused this Amendment No. 3 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Power Oil & Gas Inc., SEC File No. 333-137571

By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Chief Executive Officer

Dated: November 14, 2011