Form 20-F
period 2011-12-31
Power Resource Exploration Inc.
filed 2012-04-30
CIK 1375476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ________December 31, 2011________

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 333-137571

POWER RESOURCE EXPLORATION INC.
(Formerly “POWER OIL & GAS INC.”)

 (Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

104 – 1240 Kensington Road N.W., Calgary, Alberta, Canada T2N 3P7
(Address of principal executive offices)

____________403-261-3070_______________
(Telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2011, there were 428,236 shares of the registrant’s common stock outstanding as a result of a one for a hundred reverse stock split approved by the Shareholders of the Company at the Annual General Meeting on September 13, 2011 to be effective as of October 31, 2011 subject to FINRA  approval which was received on January 3, 2012.  There were no preferred shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]   No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                           Accelerated filer [  ]                                           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]                             International Financial Reporting Standards as issued                                                                                         Other [  ]
by the International Accounting Standards Board [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

POWER RESOURCE EXPLORATION INC.
(Formerly “Power Oil & Gas, Inc.”)
(An Exploration Stage Company)

FORM 20-F ANNUAL REPORT 2011

TABLE OF CONTENTS

Oil and Gas Glossary of Terms Description of Business		4 5
Part I
		PAGE
Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	18
Item 4A.	Unresolved Staff Comments	25
Item 5.	Operating and Financial Review and Prospects	25
Item 6.	Directors, Senior Management and Employees	33
Item 7.	Major Shareholders and Related Party Transactions	37
Item 8.	Financial Information	38
Item 9.	The Offer and Listing	38
Item 10.	Additional Information	40
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 12.	Description of Other Securities Other Than Equity Securities	44

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	44
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	44
Item 15.	Controls and Procedures	44
Item 16.	Reserved	46

Part III

Item 17.	Financial Statements	48
Item 18.	Financial Statements	48
Item 19.	Exhibits	68

Financial Statements		49

Signature Page

GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.
Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Coal	A carbon-rich rock derived from plant material (peat)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
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

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land
Permeability	A measure of the ability of a rock to transmit fluid through pore spaces.
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape.

DESCRIPTION OF BUSINESS

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

On September 13, 2011 at an annual meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Resource Exploration Inc.

On October 5, 2011, Power Oil & Gas Inc. (the “Company”), filed Articles of Amendment with Corporations Canada, changing its name from Power Oil & Gas Inc. to Power Resource Exploration Inc. effective October 31, 2011 (the “Effective Date”), a copy of which is attached hereto as Exhibit 3.1.

On October 31, 2011, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-100, pursuant to a plan approved by the Company’s Board of Directors.
As a result of the reverse stock split, every one hundred pre-split shares of the Company's common stock issued by the Company as Power Oil & Gas Inc., issued and outstanding immediately prior to October 31, 2011 were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”).  Accordingly, the number of shares of the Company's common stock issued and outstanding has been decreased from 42,818,875 shares to approximately 428,189 shares, without accounting for fractional shares.

The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

We are in the process of attempting to acquire, explore and if warranted and feasible, develop oil and gas properties.

In this Annual Report, the “Company”, “Power Resource Exploration Inc.”, “Power”, "we", "our", and "us", refer to Power Resource Exploration Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 104 – 1240 Kensington N.W., Calgary, Alberta, T2N 3P7.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM 4. “Information on the Company” and ITEM 5. “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM 3. “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe," "may," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December, 31, 2011, 2010, 2009, 2008 and 2007, and was derived from the audited financial statements of the Company and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The financial statements and summaries of financial information contained in this annual report are reported in Canadian dollars unless otherwise stated. All such financial statements have been prepared in accordance with U.S. GAAP.

Effective January 1, 2011, we transitioned from Canadian GAAP to U.S. GAAP.  Adoption of U.S. GAAP during 2011 resulted in a cumulative adjustment to increase retained earnings at January 1, 2011 by $112,458 with a corresponding decrease to contributed surplus for the same amount.

The financial statements of our Company have been audited by RBSM LLP, a registered public accounting firm, as indicated in their audit reports, included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

In March, 2012, our Board of Directors approved the appointment of RBSM LLP as our independent accountants to audit our financial statements and dismissed BDO Canada, Chartered Accountants, as our independent accountants.

Selected Financial Information

	Year Ended
	December 31,
	2011	2010	2009	2008	2007

Operating revenues	$-	$-	$-	$-	$-
Loss from operations	$(937,966)	$(902,895)	$(2,325,500)	$(131,111)	$(64,069)
Net loss	$(1,050,341)	$(971,141)	$(2,327,920)	$(131,360)	$(61,618)
Net loss per share - basic and diluted	$(2.45)	$(2.27)	$(5.55)	$(0.31)	$(0.15)
Total assets	$735	$121,886	$173,236	$100,466	$38,676
Net assets	$(64,462)	$86,882	$136,696	$(35,092)	$29,215
Working capital (deficit)	$(64,462)	$(29,866)	$(29,767)	$(77,208)	$19,881
Capital stock	$411,756	$411,756	$361,756	$134,475	$134,475
Shares of common stock outstanding	428,236	428,236	426,236	417,143	417,143
Dividends declared	$-	$-	$-	$-	$-

3.A.3. Exchange Rates

All of the transactions undertaken by the Company are reported in Canadian Dollars.  Therefore, this annual report may contain conversions of certain amounts in United States dollars into Canadian dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The exchange rate (represented as the amount of US$ that CDN$1.00 would be converted to) as of April 10, 2012, the latest practicable date, was USD: $0.9959.

The monthly high and low exchange rates for the previous six months:

	Month Ended
	December	November	October	September	August	July
	2011	2011	2011	2011	2011	2011

High for Period	0.99	0.98	1.00	1.02	1.04	1.06
Low for Period	0.96	0.95	0.94	0.95	1.00	1.03

The average rate for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month during the period

	Year Ended December 31,
	2011	2010	2009	2008	2007

Average for Period	0.99	1.02	1.14	1.07	1.07

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

On June 23, 2006 at an Annual General and Special Meeting of Shareholders, a majority of the shareholders of the Company approved the change in the name of the Company from Liberty Gold Corp. to Liberty Petroleum Inc.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from mineral exploration to oil and gas exploration.  On May 23, 2008 at a special meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Oil & Gas Inc.  On September 13, 2011 at an Annual Meeting of Shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Resource Exploration Inc.

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $231,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

5.
We have an irrevocable option to repurchase an aggregate of 300,000 common shares held by our Directors, and unaffiliated stockholders have no protection against our future potential decision to repurchase such  shares pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the Company’s working capital and essentially cause the Company to become insolvent.

We have an irrevocable option to repurchase 160,000 common shares held by Pratt Barndollar, a member of our Board of Directors and 140,000 common shares held by Keith Diakiw, our Director, President, Chief Executive Officer, Treasurer and Secretary.  This repurchase option is exercisable by us if, at any time on or before April 30, 2025, the holder of such shares ceases to be a director of the Company.   For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $1.00 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Barndollar and $140,000 for the shares held by Mr. Diakiw.  Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

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

13.
Our auditors’ opinion in our December 31, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $4,473,564 from April 25, 2005 (inception) to December 31, 2011.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.	If we do not maintain our property payments, we will lose our interests in the properties as well as losing all monies incurred in connection with the properties.

If we do remain current on our property payments we may lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

22.
We have registered 335,407 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of April 27, 2012, we had warrants outstanding to purchase an aggregate of 335,407 common shares.  We have registered the 335,407 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 26, 2009 with respect to the 104,407 Class A warrants, November 26, 2011 with respect to the 115,500 Class B warrants, and May 26, 2012 with respect to the 115,500 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Power Resource Exploration Inc., (the “Company") is principally a company engaged in the acquisition and exploration of oil and gas properties.  We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on April 25, 2005.  To accomplish our objective, our strategy is to acquire exploration prospects.

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

On February 6, 2011, the Company surrendered P&NG lease number 0407020077 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in the property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 21 for an aggregate 4,855 hectares.

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

On May 12, 2011, the Company surrendered 1 P&NG lease, 0407050502 with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in this property and all amounts paid for this lease are non-refundable.  This transaction decreased the Company’s total PN&G leases to 17 for an aggregate 4,028 hectares.

On August 13, 2011 and September 1, 2011, the Company surrendered the 17 remaining P&NG leases , with the Province of Alberta, due to the lack of potential for unconventional tight gas sands.  The Company no longer holds any interest in these properties and all amounts paid for these leases are non-refundable.  This transaction eliminated the all the remaining P&NG leases held by the company.

In 2011, the company eliminated all it’s P&NG leases as managements review of each lease determined the properties were uneconomical to develop based on current market conditions. The Company remains engaged in the exploration and development of oil and gas natural resource properties. We will continue to actively seek and exploit natural resource properties with an objective of acquiring, exploring, and if warranted and feasible, developing these properties.

If we are able to find viable properties there is no assurance that we will be able to make the payments required by the lease agreement for the property and we will have limited funding to accomplish our exploration, development and acquisition objectives. There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.

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

For the period from April 25 2005 (inception) to December 31, 2011, we did not generate any revenue.

4.B. Business Overview

REFER TO SECTION 4.A “HISTORY AND DEVELOPMENT OF THE COMPANY” FOR DETAILED INFORMATION REGARDING THE COMPANY’S HISTORY AND BUSINESS ACTIVITIES.

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

During the fiscal year ended December 31, 2011, we surrendered all of our remaining oil and natural gas property interests. We are in the process of attempting to identify, locate, and if warranted and feasible, acquire oil and gas properties.

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

Acquisition and Disposition of Interests

Location

All of the Company’s recently surrendered leases were located in the Province of Alberta with a focus on the Taber/Grand Forks/Bow Island area.  This area is known to have significant potential and a demonstrated history of production.

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

Lease Number	Hectares	Lease Commencement Date	Annual Lease Payments
0407050502	256	May 31, 2007	$896
0407080296	124.32	August 23, 2007	$435
0407080298	128	August 23, 2007	$448
0407080302	192	August 23, 2007	$672
0409080267	256	August 20, 2009	$896
0409080268	256	August 20, 2009	$896
0409080271	256	August 20, 2009	$896
0409080274	256	August 20, 2009	$896
0409080280	256	August 20, 2009	$896
0409080283	256	August 20, 2009	$896
040980284	256	August 20, 2009	$896
0409080286	256	August 20, 2009	$896
0409080287	256	August 20, 2009	$896
0409080288	256	August 20, 2009	$896
0409080310	256	August 20, 2009	$896
0409080311	256	August 20, 2009	$896
0409090046	256	September 03, 2009	$896
0409090047	256	September 03, 2009	$896
Total	4,284.32		$14,995

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

Planned Work by the Company for 2012

The Companies management reviewed each P&NG lease remaining in 2011 for its economic potential. The leases were determined to be uneconomical to develop based on current market conditions, these leases were surrendered. The Company remains engaged in the exploration and development of oil and gas natural resource properties. Management continues  to actively seek natural resource properties  with an objective of acquiring, exploring and if warranted and feasible developing these properties.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2011, 2010, and 2009 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

5.A.  Operating Results

We are an oil and natural gas exploration stage company with the objective of acquiring, exploring, and, if warranted and feasible, developing oil and gas properties.  Oil and natural gas exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.  During the fiscal year ended December 31, 2011, we surrendered all of our remaining oil and natural gas property interests. We are in the process of attempting to identify, locate, and if warranted and feasible, acquire oil and gas properties.

We did not earn any revenues during the years ended December 31, 2011, 2010, or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of any future oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on any future properties, or if such resources are discovered, that we will enter into commercial production of any oil and gas properties.

Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010

Operating Expenses

A summary of our operating income expense for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended
	December 31,		Increase /
	2011	2010	(Decrease)

Operating expense
Professional fees	$32,216	$20,150	$12,066
Directors' fees	-	(27,670)	27,670
Consulting fees	-	4,500	(4,500)
Modification of warrants - stock-based compensation	898,997	898,997	-
Listing and filing fees	2,255	982	1,273
Transfer agent fees	1,066	101	965
Office and sundry	3,433	5,835	(2,402)
Total operating expense	$937,967	$902,895	$35,072

Professional Fees

During the year ended December 31, 2011, professional fees were $32,216 compared to $20,150 in the prior year. The increase of $12,066 is substantially due to the Company entering into a one year Consultant Services Agreement with an unrelated third party for a comprehensive suite of services to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. Included in professional fees for the year ended December 31, 2011, is $9,935 ($10,000 USD) for services rendered pursuant to the Consultant Services Agreement.

Directors’ Fees

During the year ended December 31, 2011, directors’ fees were $nil compared to income of $27,670 in the prior year. During the year ended December 31, 2010, we recorded a reversal of stock-based compensation expense of $27,670 related to the cancellation of stock options previously granted to one of our directors upon his resignation in July 2010.

Consulting Fees

During the year ended December 31, 2011, consulting fees were $nil compared to $4,500 in the prior year. During the year ended December 31, 2010, we paid $4,500 to one of our former officers and directors for management services.

Modification of Warrants – Stock-Based Compensation

On May 26, 2005, we completed a private placement of 115,500 units (the “Units”) of our securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of our common stock, no par value per share;
•	One Class A Warrant exercisable at $25.00 per share until May 26, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 26, 2011; and
•	One Class C Warrant exercisable at $100.00 per share until May 26, 2012;

Originally, all of the warrants were to have become exercisable on May 26, 2008.  During 2008, the vesting dates of the warrants were extended.  All other terms of the warrant agreements remain unchanged and accordingly there was no change in the fair value to be recognized.

On November 19, 2009, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder agreed to further extend the vesting of the Company’s Class B and Class C warrants.  In addition, the warrant expiration dates were extended from May 26, 2010 to May 26, 2012 with respect to the Class A warrants, from May 26, 2011 to May 26, 2013 with respect to the Class B warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C warrants. All other terms of the warrant agreements remained unchanged.

The aggregate fair value of the modification of the warrants made on November 19, 2009, determined using the Black-Scholes pricing model was $4,313,782, which is being amortized over the revised vesting term(s). The fair value of the original warrants and the fair value of the modified warrants were estimated as of the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.03%, dividend yield of 0.00%, volatility of 118.25%,  and expected life of 3.43 years.

During the years ended December 31, 2011, 2010, and 2009, the Company recognized stock-based compensation of $898,997, $898,997, and $2,100,352, respectively, related to the modification of these warrants. At December 31, 2011 there is $415,436 in unrecognized stock-based compensation related to these warrants, which will be recognized in 2012.

Other Expense

Income From Liability Settlement

During the year ended December 31, 2011, we wrote off $4,704 of professional fees previously recognized in fiscal year 2009 in complete settlement of an outstanding liability.

Surrendered Oil and Gas Property Interests

During the year ended December 31, 2011, surrendered oil and gas property interests were $116,748 compared to $68,231 in the prior year. Due to the soft market for natural gas, during the year ended December 31, 2011, we surrendered our rights and obligations to our remaining 22 Alberta Crown and Natural Gas leases prior to each of their anniversary dates. Accordingly, no lease payments were due or paid during 2011 and we wrote off the carrying amount of these leases, totaling $116,748.  At December 31, 2011, we do not have any obligation to make further annual lease payments.

On July 12, 2010, we surrendered leases with the Province of Alberta, Canada due to the lack of potential for unconventional tight gas sands.  We no longer hold any interest in the property and all amounts paid for the lease were non-refundable. As a result, we wrote off the carrying amount of these leases totaling $23,443 during the year ended December 31, 2010.

In a series of transactions from March 6, 2010 to October 13, 2010, the Company surrendered its rights and obligations to six Alberta Crown Petroleum and Natural Gas leases. As a result, the Company wrote off the carrying amount of these leases totalling $44,788 during the year ended December 31, 2010.

Results of Operations for Fiscal Year 2010 vs. Fiscal Year 2009

Operating Expenses

A summary of our operating income expense for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended
	December 31,		Increase /
	2010	2009	(Decrease)

Operating expense
Professional fees	$20,150	$30,125	$(9,975)
Directors' fees	(27,670)	173,575	(201,245)
Consulting fees	4,500	8,800	(4,300)
Modification of warrants - stock-based compensation	898,997	2,100,352	(1,201,355)
Listing and filing fees	982	185	797
Transfer agent fees	101	218	(117)
Office and sundry	5,835	12,245	(6,410)
Total operating expense	$902,895	$2,325,500	$(1,422,605)

Professional Fees

During the year ended December 31, 2010, professional fees were $20,150 compared to $30,125 in the prior year. The decrease of $9,975 is substantially due to a change in audit firms for the fiscal year 2010 and a correlated decrease in expense related to the preparation of our financial statements.

Directors’ Fees

During the year ended December 31, 2010, directors’ fees were income of $27,670 compared to expense of $173,575 in the prior year. During the year ended December 31, 2010, we recorded a reversal of stock-based compensation expense of $27,670 related to the cancellation of stock options previously granted to one of our directors upon his resignation in July 2010. The year ended December 31, 2009 represents $172,075 of stock-based compensation for the amortization of the fair value of stock options granted to directors and $1,500 for directors’ fees.

Consulting Fees

During the year ended December 31, 2010, consulting fees were $4,500 compared to $8,800 in the prior year. Consulting fees consists of amounts paid to one of our former officers and directors for management services.

Modification of Warrants – Stock-Based Compensation

Refer to the same titled section above in “Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010”

Other Expense

Surrendered Oil and Gas Property Interests

Refer to the same titled section above in “Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010”. We did not surrender any oil and gas property interests prior to fiscal year 2010.

5.B.  Liquidity and Capital Resources

We are an oil and natural gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties. We have members on our Board of Directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed.  We currently do not have any interests in oil and gas properties, but should we make a finding of natural gas on any of our future properties, we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling our findings to another oil and gas company, we would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for us to continue operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have incurred cumulative losses of $4,473,564 through December 31, 2011 and had a working capital deficiency of $64,462 as of December 31, 2011.  Therefore, current cash on hand is not sufficient for the next twelve months to sustain our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of private or public equity from the sale of our common shares.  However, there is no assurance that such additional funds will be available for us to finance our operations on acceptable terms, if at all.  We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of any exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated.  We do not have any arrangements in place for any future equity financing.  If we are unable to raise additional capital or generate positive cash flow, it is unlikely that we will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects that it will need approximately $231,000 to fund its operations during the next twelve months, which primarily consists of the costs associated with maintaining an office and conducting its business activities.

•	$100,000 in connection with work expenditures, lease payments and the initial geological analysis of the oil and gas leases;

•
$131,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

Our principal source of liquidity is cash in the bank. At December 31, 2011, we had a cash balance of $145. Since our incorporation we have financed our operations primarily pursuant to a Private Placement in which we received net proceeds of $115,500 in May 2005 (see “Private Placement” below), from the exercise of warrants, and the issuance of notes payable.

Net cash used in operating activities was $38,983, $31,000, and $36,416 for the years ended December 31, 2011, 2010, and 2009, respectively. Cash used in operating activities substantially reflects the amounts paid for professional fees, consulting fees, and other office related expenses.

Net cash used in investing activities was $nil, $18,516, and $124,347 for the years ended December 31, 2011, 2010, and 2009, respectively. During 2010, we incurred $17,441 related to the annual property lease payments and $1,075 in geological and geophysical costs. During 2009, we incurred $88,505 pursuant to the acquisition of new interests in petroleum and natural gas leases, $7,586 in annual property lease payments, $27,628 in geological and geophysical costs, and $628 in camp, field supplies, and travel.

Net cash provided by financing activities was $35,000, $50,000, and $107,796 for the years ended December 31, 2011, 2010, and 2009, respectively. During fiscal year 2011, we received proceeds pursuant to the issuance of a $35,000 note payable (see “Note Payable” below). During fiscal years 2010 and 2009, we received proceeds of $50,000 and $107,796, respectively, from the exercise of warrants.

Private Placement

On May 26, 2005, the Company completed a private placement of 115,500 units (the “Units”) of its securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of the Company’s common stock, no par value per share;
•	One Class A Warrant exercisable at $25.00 per share until May 26, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 26, 2011; and
•	One Class C Warrant exercisable at $100.00 per share until May 26, 2012;

The terms of the warrants were modified in 2008, 2009 , extending the vesting and expiration dates.

Note Payable

On May 9, 2011, we entered into a $35,000 note payable by a related party by common directors (the “Note”).  The Note bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire Note, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Note is payable on demand by the Lender.

On March 22, 2012, the Company entered into an $11,000 loan agreement with an unrelated third party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

Critical accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates and would impact future results of operations and cash flows.

The Company follows the full cost method for accounting for its oil and natural gas property interests. Under this method all costs related to the acquisition of, the exploration for, and the development of oil and natural gas reserves are capitalized.  These capitalized costs are depleted or depreciated on a unit-of-production basis on the estimated proved reserves.  Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties. Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.  Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

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

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

5.F. Contractual Obligations.

Effective November 1, 2011, the Company entered into a one year Consultant Services Agreement with an unrelated third party for a comprehensive suite of services to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. The agreement may be terminated by either party upon 30 days prior written notice.

At December 31, 2011, we had trade payables of $11,052 and accrued liabilities of $18,240.  All of these obligations are unsecured and due in less than one year.

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

ASU 2010-09

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”.  ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U. S. GAAP.  All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.  The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding the members of our Board of Directors and our Executive Officer:

Name	Age	Positions and Offices Held
Keith Diakiw	39	Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary
Pratt Barndollar (1)	53	Director
Ron Daems	44	Director
             (1)  Mr. Barndollar resigned as Director effective March 22, 2012.

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

Keith Diakiw, age 39, has served on our Board of Directors since May 15, 2007.  He is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands exploration drilling.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger’s Measurements While Drilling division in Brazil on offshore platforms, while in 2003; he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  In 2001, Mr. Diakiw joined the Canadian Navy and became a qualified MARS Officer by the summer of 2005.  As a naval officer, he continues to serve Canada and is currently the Public Affairs Officer for his naval reserve unit.  Furthermore, Lieutenant (Navy) Keith Diakiw was recently selected as an Aide-de-Camp for the new Lieutenant Governor of Alberta, a volunteer position until 2015.  Lastly, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), Canadian Society of Petroleum Geologists (CSPG), and the Alberta Paleontological Society (APS). Mr. Diakiw is currently a President and Director of Rush Exploration Inc.

Pratt Barndollar, age 53, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists. Mr. Barndollar resigned as Director effective March 22, 2012.

Ron Daems, age 44, brings extensive financial and resource industry experience to Power Resource Exploration Inc.  In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently a President and Director of Strata Oil & Gas Inc., a director of Giant Resources, Inc., and Rush Exploration Inc.

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

6.B. Compensation

Cash Compensation

None of our Officers or Directors received or earned any compensation or bonus for services rendered during the fiscal year ended December 31, 2011.

We do not maintain key-man life insurance for our Executive Officer or Directors.

Equity Compensation

At December 31, 2011, we had a stock option outstanding to purchase up to 2,000 shares of our common stock at an exercise price of $51 per share. The stock option was fully vested and expires on June 30, 2018. The stock option was previously granted on June 30, 2008, to Mr. Pratt Barndollar, one of our Directors.  Effective March 22, 2012, Mr. Barndollar resigned as one of our directors. His resignation was not the result of any disputes or disagreements with the Company. The Board has agreed that Mr. Barndollar will retain the right to exercise this stock option until its expiration date.

Change of Control Remuneration.

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Executive Officer or Directors of the Company to compensate such officer or directors in the event of resignation, retirement, change of control or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.

6.C.2. Directors’ Service Contracts.

With the exception of Keith Diakiw, there are no Director Service contracts.  Pursuant to an agreement dated May 15, 2007, Mr. Diakiw, began receiving $500 per month to serve as a Director of the Company, The monthly fees owing to Mr. Diakiw were suspended as of April 1, 2009 due to less activity at the Board level and in order to conserve cash flow.  The service contract will terminate upon Mr. Diakiw ceasing to serve as a Director of the Company.

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

The Audit Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

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

6.E. Share Ownership

The following table lists, as of April 27, 2012 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent Class
Pratt Barndollar (3)	162,000 (2) (3)	37.8%
Keith Diakiw	140,000(2)	32.7%
Ron Daems	-	-
All Directors and Executive Officer as a group (two persons)	302,000	70.5%

(1)
Calculated pursuant to rule 13d-3(d) of the Exchange Act.  Beneficial ownership is calculated based on 428,236 shares of Common Stock issued and outstanding on a fully diluted basis as of April 27, 2012.  Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares.  Under Rule 13d-3(d) of the Exchange Act, shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2)
160,000 shares owned by Mr. Barndollar and 140,000 shares owned by Mr. Diakiw are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $1.00 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  Our repurchase right will continue with respect to and for so long as any of the 300,000 shares issued to Messrs. Barndollar and Diakiw are held by them (or any of their affiliates or family members), and will survive the resignation as an Officer or Director of the Company by Mr. Barndollar and/or Mr. Diakiw.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by these Directors by delivering a notice of such exercise to Mr. Barndollar and/or Mr. Diakiw not less than ten business days prior to the closing of such repurchase.  Messrs. Barndollar and Diakiw agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Barndollar and Diakiw also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

(3)
Mr. Barndollar resigned as one of our directors, effective March 22, 2012. His resignation was not the result of any disputes or disagreements with the Company and the Board has agreed that Mr. Barndollar will retain the right to exercise the stock option originally granted to him on June 30, 2008, to purchase up to 2,000 shares of the Company’s common stock at an exercise price of $51 per share, until its expiration date of June 30, 2018.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who beneficially own more than 5% of the issued shares.  As of April 27, 2012, Pratt Barndollar and Keith Diakiw beneficially owns an aggregate 302,000 shares, or 70.5% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On July 14, 2010, Mr. Manny Dhinsa resigned as Director.  Pursuant to a share assignment agreement dated September 10, 2008, Mr. Dhinsa gifted his 140,000 common shares to Keith Diakiw, a Director of the Company.  Pursuant to the share assignment agreement, the common shares gifted to Mr. Diakiw are subject to the same terms and conditions as were in our agreement with Mr. Dhinsa, including the repurchase option held by us with respect to Mr. Dhinsa’s shares.

7.A.1.c. Different Voting Rights.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

7.A.2. Canadian Share Ownership.

At April 27, 2012, we had 428,236 shares of common stock outstanding which were held by approximately 50 stockholders of record.  Of the shares issued and outstanding 349,077 are held by shareholders with Canadian addresses.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

 On May 9, 2011, the Company entered into $35,000 note to a related party by common directors (the “Note”).  The Note bears interest at the Bank of Canada Prime Rate plus 1%.  We may repay the entire Note, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

On March 22, 2012, the Company entered into an $11,000 loan agreement with an unrelated party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  We may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Financial Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of RBSM LLP is included herein immediately preceding the financial statements.

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

8.B. Significant Changes

Effective March 22, 2012, Mr. Pratt Barndollar resigned as a director of the Company. His resignation was not the result of any disputes or disagreements with the Company. The Board has agreed that Mr. Barndollar will retain the right to exercise the stock option originally granted to him on June 30, 2008, to purchase up to 2,000 shares of the Company’s common stock at an exercise price of $51 per share, until its expiration date of June 30, 2018.

On March 22, 2012, the Company entered into an $11,000 loan agreement with an unrelated party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2011	$19.00	$1.00
2010	$2.35	$0.12
2009	$2.60	$0.35
2008	$2.00	$0.50
2007	N/A	N/A

2.	High and low market prices for each full financial quarter during the two most recent full financial years and the first quarter of 2012:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2012	First Quarter of 2012	$ 0.50	$ 0.01

2011	Fourth Quarter of 2011	$ 5.00	$ 1.40
	Third Quarter of 2011	$ 12.00	$ 3.20
	Second Quarter of 2011	$ 12.00	$ 6.00
	First Quarter of 2011	$ 19.00	$ 8.15

2010	Fourth Quarter of 2010	$ 0.50	$0.12
	Third Quarter of 2010	$ 0.84	$0.25
	Second Quarter of 2010	$ 2.04	$0.36
	First Quarter of 2010	$ 2.35	$1.01

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
March 2012	$ 0.50	$ 0.25
February 2012	$ 0.50	$ 0.50
January 2012	$ 0.02	$ 0.01
December 2011	$ 4.00	$ 1.00
November 2011	$ 4.80	$ 2.40
October 2011	$ 5.00	$ 4.00

9.C. Markets

Admission to Quotation on the OTC Markets

Our shares began trading in January 2008 under the stock symbol LTYPF on the OTC Bulletin Board. In June 2008 the symbol was changed to PWOIF to reflect the name change from Liberty Petroleum Inc. to Power Oil & Gas Inc. and on January 23, 2012, our trading symbol was changed to PREXF to reflect the name change from Power Oil & Gas Inc. to Power Resource Exploration Inc.

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

Our capital stock is qualified in its entirety by the provisions of our Articles of Incorporation, which were previously filed as an exhibit to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2006.

ITEM 10.  ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

Securities Register

We maintain at Pacific Stock Transfer (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

a.	the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;
b.	the number of securities held by each security holder; and
c.	the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 25, 2005. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra provincial company under the Business Corporations Act, British Columbia on May 6, 2005.  In addition, the Company also was issued a Certificate of Registration as an extra provincial company in Alberta on July 17, 2006.  On June 28, 2006 the Company filed its Articles of Amendment changing its name to Liberty Petroleum Inc. and changing its purpose to “oil and natural gas exploration”.  On May 23, 2008 the Company filed its Articles of Amendment changing its name to Power Oil & Gas Inc.  In September 2008 the Company deregistered as an extra provincial company in British Columbia.  On October 31, 2011, the Company filed its Articles of Amendment changing its name to Power Resource Exploration Inc.

Powers of Directors

The Directors of the Company are empowered under the Articles of Incorporation and By-Laws, and in accordance with the Canada Business Corporations Act, to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company.  The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors.  With respect to the Directors of the Company, in accordance with section 3 of the By-Laws of the Company and the Canada Business Corporations Act , as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

Description of Securities

The holders of the Company’s common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders.   Currently, there are no specific rights, preferences and restrictions attached to each of the Company’s preferred shares.  The Company may issue preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

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

Not Applicable

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

10.E. Taxation

NOTHING HEREIN SHOULD BE INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2011.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

--- Not applicable ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15.  CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(B) Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2011.

(C) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to permanent rules of the SEC that permit the Company to provide only management’s report in this annual report.

(D) Changes in Internal Controls over Financial Reporting

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2011 through December 31, 2011 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2011, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

This transition report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

The Company has made significant changes to improve the segregation of responsibilities during the twelve months ended fiscal December 31, 2011, that have materially improved our internal control over financial reporting.

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

The following table presents aggregate fees for professional services rendered by RBSM LLP for the audit of our financial statements for the fiscal year ended December 31, 2011 (and prior years) and fees incurred by BDO Canada LLP for the audit of our financial statements for the year ended December 31, 2010.  The fees set forth below include an estimate of year-end audit fees:

	Year Ended
	December 31,
	2011	2010
Audit fees	$16,000	$18,720
Audit-related fees	—	—
Tax fees	—	—
Total fees	$16,000	$18,720

Audit Fees

Audit Fees for the years ended December 31, 2011 and 2010 consist of the aggregate fees incurred by RBSM LLP and BDO Canada LLP for the audit of the our financial statements included in our Annual Report.

There were no audit-related fees, tax fees, or other fees billed by RBSM LLP or BDO Canada LLP for the years ended December 31, 2011 and 2010.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In March, 2012, our Board of Directors approved the appointment of RBSM LLP as our independent accountants to audit our financial statements and dismissed BDO Canada, Chartered Accountants, as our independent accountants.
During our most recent fiscal year, and any subsequent interim periods preceding the change in accountants, there were no disagreements with our current or our predecessor auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by BDO Canada and Smythe Ratcliffe LLP, Chartered Accountants, for the last fiscal year did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the year ended December 31, 2010 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.  The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm. There were no events that led to disagreements or differences of opinion between the Company and the former accountant.

We have engaged the firm of RBSM LLP, as of March, 2012.  During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP and Smythe Ratcliffe LLP were not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of RBSM LLP, is included herein immediately preceding the audited financial statements.

PART III

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	50

Balance Sheets as of December 31, 2011 and 2010	51

Statements of Operations for the Years Ended December 31, 2011, 2010, and 2009 and the Cumulative Period from Inception (April 25, 2005) to December 31, 2011	52

Statements of Stockholders’ Equity (Deficiency) from Inception (April 25, 2005) to December 31, 2011	53

Statements of Cash Flows for the Years Ended December 31, 2011, 2010, and 2009 and the Cumulative Period from Inception (April 25, 2005) to December 31, 2011	54

Notes to Financial Statements	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Power Resource Exploration Inc.

We have audited the accompanying balance sheets of Power Resource Exploration Inc.  (the “Company”) as of December 31, 2011 and 2010  and the related statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2011 and the period April 25, 2005 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Resource Exploration Inc. as of December 31, 2011 and 2010  and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 and the period April 25, 2005 (date of inception) through December 31, 2011, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is an exploration stage company and has not yet generated any revenues and has an accumulated deficit of $4,473,564 as of December 31, 2011. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York

April 27, 2012

POWER RESOURCE EXPLORATION INC.
(Formerly "Power Oil & Gas Inc.")
(An Exploration Stage Company)

BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(Expressed in Canadian Dollars)

	2011	2010

ASSETS

Current assets
Cash	$145	$4,128
Prepaid expenses	-	1,010
Other current assets	590	-
Total Current Assets	735	5,138

Oil and Gas Property Interests (note 6)	-	116,748

Total Assets	$735	$121,886

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$11,052	$16,484
Accrued liabilities	18,240	18,520
Accrued interest (note 7)	905	-
Note payable (note 7)	35,000	-
Total current liabilities	65,197	35,004

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock: no par value; unlimited shares authorized	-	-
Common Stock: no par value; unlimited shares authorized, 428,236 shares issued
and outstanding at December 31, 2011 and 2010	411,756	411,756
Contributed Surplus	3,997,346	3,210,807
Defict accumulated during the exploration stage	(4,473,564)	(3,535,681)
Total Stockholders' Equity (Deficit)	(64,462)	86,882

Total Liabilities and Stockholders' Equity (Deficit)	$735	$121,886

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.
(Formerly "Power Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, AND FOR THE
PERIOD FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

				Cumulative
	Year Ended December 31,			April 25, 2005 (inception)
	2011	2010	2009	to December 31, 2011

Operating Expense
Professional fees	$32,216	$20,150	$30,125	$146,941
Directors' fees (notes 8 and 13)	-	(27,670)	173,575	131,000
Consulting fees (note 13)	-	4,500	8,800	13,300
Modification of warrants - stock-based compensation (note 9)	898,997	898,997	2,100,352	3,898,346
Listing and filing fees	2,255	982	185	49,507
Transfer agent fees	1,066	101	218	5,119
Rent	-	-	-	10,682
Office and sundry	3,433	5,835	12,245	37,504
Total Operating Expense	937,967	902,895	2,325,500	4,292,399

Loss From Operations	(937,967)	(902,895)	(2,325,500)	(4,292,399)

Other Income (Expense)
Interest income (expense)	(930)	-	(2,340)	2,005
Foreign exchange gain (loss)	600	(15)	(80)	105
Write-off of mineral property option agreement	-	-	-	(3,000)
Income from liability settlement	4,704	-	-	4,704
Surrendered oil and gas property interests (note 6)	(116,748)	(68,231)	-	(184,979)
Total Other Income (Expense)	(112,374)	(68,246)	(2,420)	(181,165)

Net Loss	$(1,050,341)	$(971,141)	$(2,327,920)	$(4,473,564)

Basic and Diluted Net Loss Per Share	$(2.45)	$(2.27)	$(5.55)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	428,236	427,896	419,524

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.
(Formerly "Power Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

						Deficit
						Accumulated
						During the	Total
	Common Stock		Common Stock Issuable		Contributed	Exploration	Stockholders'
	Shares	Amount	Shares	Amount	Surplus	Stage	Equity (Deficit)
Balance, April 25, 2005	-	$-	-	$-	$-	$-	$-

Shares of common stock issued to directors on April 30, 2005	300,000	3,000	-	-	-	-	3,000
Private placement, common shares issued for cash at $1.00 per share on May 26, 2005	115,500	115,500	-	-	-	-	115,500
Private placement, common shares issued for cash at $10.00 per share on July 11, 2005	1,598	15,975					15,975
Rounding due to reverse 100-for-1 stock split on October 17, 2011	45	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(8,950)	(8,950)
Balance, December 31, 2005	417,143	134,475	-	-	-	(8,950)	125,525

Net loss for the period	-	-	-	-	-	(34,692)	(34,692)
Balance, December 31, 2006	417,143	134,475	-	-	-	(43,642)	90,833

Net loss for the period	-	-	-	-	-	(61,618)	(61,618)
Balance, December 31, 2007	417,143	134,475	-	-	-	(105,260)	29,215

Stock-based compensation	-	-	-	-	67,053	-	67,053
Net loss for the period	-	-	-	-	-	(131,360)	(131,360)
Balance, December 31, 2008	417,143	134,475	-	-	67,053	(236,620)	(35,092)

Warrants exercised (note 10)	4,313	107,796	4,780	119,485	-	-	227,281
Stock-based compensation (notes 8 and 9)	-	-	-	-	2,272,427	-	2,272,427
Net loss for the period	-	-	-	-	-	(2,327,920)	(2,327,920)
Balance, December 31, 2009	421,456	242,271	4,780	119,485	2,339,480	(2,564,540)	136,696

Warrants exercised	2,000	50,000	-	-	-	-	50,000
Shares issued on obligation (note 10)	4,780	119,485	(4,780)	(119,485)	-	-	-
Stock-based compensation (notes 8 and 9)	-	-	-	-	871,327	-	871,327
Net loss for the period	-	-	-	-	-	(971,141)	(971,141)
Balance, December 31, 2010	428,236	411,756	-	-	3,210,807	(3,535,681)	86,882

Stock-based compensation (notes 8 and 9)	-	-	-	-	898,997	-	898,997
Cumulative adjustment for transition from Canadian GAAP to U.S. GAAP, effective January 1, 2011 (notes 2, 3, and 8)	-	-	-	-	(112,458)	112,458	-
Net loss for the period	-	-	-	-	-	(1,050,341)	(1,050,341)
Balance, December 31, 2011	428,236	$411,756	-	$-	$3,997,346	$(4,473,564)	$(64,462)

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.
(Formerly "Power Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, AND FOR THE PERIOD
FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

				Cumulative
	Year Ended December 31,			April 25, 2005 (inception)
	2011	2010	2009	to December 31, 2011

Cash flows from operating activities
Net loss for the period	$(1,050,341)	$(971,141)	$(2,327,920)	$(4,473,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation (notes 8 and 9)	898,997	871,327	2,272,427	3,997,346
Surrendered oil and gas property interests (note 6)	116,748	68,231	-	184,979
Gain on extinguishment of debt	(4,704)	-	-	(4,704)
Changes in operating assets and liabilities:
Decrease in prepaid expenses	1,010	-	-	-
Decrease (increase) in other current assets	(590)	2,119	(1,390)	(590)
Increase (decrease) in accounts payable	(728)	4,944	11,477	15,756
Increase (decrease) in accrued liabilities	(280)	(6,480)	6,650	18,240
Increase in accrued interest	905	-	-	905
Interest on bridge loan settled by obligation to issue shares (note 10)	-	-	2,340	2,340
Net cash used in operating activities	(38,983)	(31,000)	(36,416)	(259,292)

Cash flows from investing activities
Expenditures on oil and gas property interests (note 6)	-	(18,516)	(124,347)	(184,979)
Net cash used in investing activities	-	(18,516)	(124,347)	(184,979)

Cash flows from financing activities
Issuance of capital stock and warrants for cash	-	-	-	134,475
Issuance of capital stock upon exercise of warrants (notes 9 and 10)	-	50,000	107,796	157,796
Proceeds from note payable to stockholder (note 7)	35,000	-	-	35,000
Proceeds from bridge loan (note 10)	-	-	-	117,145
Net cash provided by financing activities	35,000	50,000	107,796	444,416

Increase (decrease) in cash	(3,983)	484	(52,967)	145

Cash at beginning of period	4,128	3,644	56,611	-

Cash at end of period	$145	$4,128	$3,644	145

Supplemental disclosure of cash flow information:
Interest paid in cash	$25	$-	$-	$25
Income taxes paid in cash	$-	$-	$-	$-

Supplemental disclosure of non-cash transactions:
Obligation to issue shares in settlement of bridge loan (note 10)	$-	$-	$119,485	$119,485

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.
(Formerly “Power Oil & Gas Inc.”)
(An Exploration Stage Company)

Notes to Financial Statements
Years Ended December 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars)

1.     Description of Business

Power Resource Exploration Inc. (the "We" and “Company”) was incorporated under the Canada Business Corporations Act on April 25, 2005 under the name Liberty Gold Corp.  On June 23, 2006, a majority of the Company’s shareholders approved a change in name of the Company to Liberty Petroleum Inc. On May 23, 2008, a majority of the Company’s shareholders approved a change in name of the Company to Power Oil & Gas Inc.  On September 13, 2011, at an annual meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Power Resource Exploration Inc.

We are an oil and gas exploration stage company. We are in the process of attempting to acquire, explore and if warranted and feasible develop new oil and gas properties.

Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.

The Company determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we have prepared U.S. GAAP reconciliations in the notes to the financial statements, and the Company’s systems are set-up to capture U.S. GAAP information.  As permitted by Canadian securities regulatory authorities, the Company adopted U.S. GAAP for financial reporting purposes effective January 1, 2011. All historical amounts presented have been restated to reflect U.S. GAAP (see Note 3. Summary of Significant Accounting Policies). The Company will continue to monitor developments in IFRS standards, and its intent will be to move to IFRS if and when adopted in the United States.

On September 13, 2011, at the Company’s Annual General Meeting and Special Meeting of Shareholders (“Annual Meeting”), the Company’s shareholders of record as of August 10, 2011, owning a majority of the Company’s issued and outstanding shares of common stock, authorized the Company’s officers to effect a name change of the Company and to execute a reverse stock split of its common stock on the basis of one share for up to one hundred shares to occur within twelve months of the date of the Annual Meeting.  On September 22, 2011, the Company’s Board of Directors (the “Board”) approved an amendment to the Company’s Articles of Incorporation reflecting a name change to Power Resource Exploration Inc. and the implementation to effect a one-for-one-hundred reverse stock split with all fractional shares being rounded up to the nearest whole share (the “Reverse Split”). The effective date for the Reverse Split was set as of October 31, 2011, subject to regulatory approval.

The Reverse Split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on January 3, 2012. All share and per share amounts have been retrospectively restated to reflect the Reverse Split.

2.     Going Concern Uncertainties

The Company is an exploration stage company, has not generated any revenues, has an accumulated deficit of $4,473,564 as of December 31, 2011, and does not have positive cash flows from operating activities.  At December 31, 2011, the Company had a working capital deficiency of $64,462.  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2012.

The Company’s financial statements have been prepared on a going concern basis. The application of the going-concern basis is dependent upon the Company’s ability to achieve and maintain future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going concern.

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that any exploration programs will result in profitable operations. The Company has no revenue, and has significant cash requirements to meet its administrative overhead and any maintaining any future oil and gas interests. The recoverability of oil and gas property interests is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the acquisition and development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. These financial statements do not give effect to any adjustments which will be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

3.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The functional and reporting currency of the Company is the Canadian dollar.

Transition from Canadian GAAP to U.S. GAAP

Adoption of U.S. GAAP resulted in a cumulative adjustment to increase retained earnings at January 1, 2011 by $112,458 with a corresponding decrease to contributed surplus for the same amount. Please refer to “Stock-Based Compensation” below and Note 8. Stock Options.

Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses for the reporting period.  Management’s judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists, consultants and historical experience in similar matters. These estimates and assumptions are affected by management’s application of accounting policies.   Significant reporting areas impacted by management’s judgments and estimates are the carrying value of oil and gas property interests, estimates of accrued liabilities, accounting for stock-based compensation and the valuation of equity instruments. On an on-going basis, the Company evaluates its estimates.  Actual results and outcomes may differ materially from the estimates as additional information becomes known.

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts or balances to conform to the presentation adopted in the current fiscal year.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date.  Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses, and cash flows in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the date of the transaction.  Gains and losses arising from translation are reported in foreign exchange in the computation of net loss.

Full Cost Method of Accounting for Oil and Gas Property Interests

The Company has elected to utilize the full cost method of accounting for its petroleum and natural gas interests, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized.  These costs include leasehold acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to exploration and development activities.

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such a sale significantly impacts the rate of depletion.

The Company defers expenditures related to the acquisition, exploration and development of its exploration properties. If an exploration property is abandoned, continued exploration is not planned in the foreseeable future, or when other events and circumstances indicate that the carrying amount may not be recovered, the accumulated costs and expenditures are written down. Deferred expenditures relating to exploration projects represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular projects.

All capitalized costs of oil and gas property interests, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves once proved reserves are determined to exist. The Company has not yet obtained reserve reports because it is still in the exploration stage.  As of December 31, 2011, no amortization of capitalized costs of oil and gas properties was recorded.

Oil and gas properties without estimated proved reserves are not amortized until proved reserves associated with the properties can be determined or until impairment occurs. As of December 31, 2011, the Company has abandoned all of its oil and gas property interests and written down the carrying value of these assets to $0 at December 31, 2011.  See Note 6. Oil and Gas Property Interests.

Full Cost Ceiling Test

At the end of each reporting period, the unamortized costs of oil and gas properties are subject to a “ceiling test” which basically limits capitalized costs to the sum of the estimated future net revenues from proved reserves, discounted at 10% per annum to present value, based on current economic and operating conditions, adjusted for related income tax effects. As of December 31, 2011, the Company has abandoned all of its oil and gas property interests and written down the carrying value of these assets to $0 at December 31, 2011. See Note 6. Oil and Gas Property Interests.

Asset Retirement Obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The ARO consists of costs related to the plugging of wells, removal of facilities and equipment and site restoration on its oil and gas properties. The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves.  The asset retirement liability is increased each reporting period due to the passage of time and is accreted to operating expense over the useful life of the related asset. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  As of December 31, 2011, the Company does not have an ARO.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in on orderly transaction between market participants. See Note 5. Fair Value Measurements for further discussion on fair value of financial instruments.

Stock-Based Compensation

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact resulting from the difference in the fair value of stock-based compensation awards and the amortization of the fair value through earnings. Under U.S. GAAP, stock options granted to certain non-employee directors and officers are treated as if the stock options were granted to employees, for accounting purposes only, whereby the fair value of the options are measured on the grant date and the resulting fair value amortized into earning over the requisite service period. Under Canadian GAAP, the same options are considered granted to non-employees, for accounting purposes, whereby the fair value of the options are re-valued each reporting period.

Adoption of U.S. GAAP resulted in a one time cumulative adjustment to increase retained earnings at January 1, 2011 by $112,458 with a corresponding decrease to contributed surplus for the same amount. Please refer to Note 8. Stock Options for the impact on the financial statements, by fiscal year end, for the change from one generally accepted accounting standard to another generally accepted accounting standard.

The Company measures all stock-based compensation awards using a fair value based method on the date of grant and recognizes the amortization of the fair value in its statements of operations over the requisite service period with the offsetting credit to contributed surplus. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant.  The Black-Scholes pricing model requires management to make assumptions regarding the option lives, expected volatility, and risk free interest rates.

Net Loss Per Share

The computation of basic net loss per share is based on the weighted average number of shares that were outstanding during the year. The computation of diluted net loss per share is based on the weighted average number of shares used in the basic net loss per share calculation plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common shares outstanding using the treasury stock method for shares subject to stock options and warrants.  See Note 4. Net Loss Per Share for further discussion.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized. The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties are recorded as a component of interest expense or other expense, respectively.  See Note 11. Income Taxes for further discussion.

Segment Reporting

The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operations are managed and evaluated, the availability of separate financial results and materiality considerations.

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Recently Issued and Adopted Accounting Pronouncements

The Company reviews new accounting standards as issued.  Although some of these accounting standards issued or effective after the end of the Company’s previous fiscal year may be applicable to the Company, it has not identified any standards that it believes merit further discussion.  The Company believes that none of the new standards will have a significant impact on its financial statements.

4.     Net Loss Per Share

During each of the years ended December 31, 2011, 2010, and 2009, the Company recorded a net loss.  Therefore, the issuance of shares of common stock from the exercise of stock options or warrants would be anti-dilutive and basic and diluted net loss per share is the same for those periods.

Excluded from the computation of diluted net loss per share for both of the years ended December 31, 2011 and 2010, because their effect would be anti-dilutive, are stock options and warrants to acquire 2,000 and 335,407 shares of common stock, respectively, with weighted-average exercise prices of $51.00 and $59.44 per share, respectively.

Excluded from the computation of diluted net loss per share for the year ended December 31, 2009, because their effect would be anti-dilutive, are stock options and warrants to acquire 4,000 and 337,407 shares of common stock, respectively, with weighted-average exercise prices of $50.50 and $59.23 per share, respectively.

For purposes of earnings per share computations, shares of common stock that are issuable at the end of a reporting period are included as outstanding.

All share and per share amounts reflect the 1-for-100 reverse stock split effective October 31, 2011.

Following is the computation of basic and diluted net loss per share for the years ended December 31, 2011, 2010, and 2009:

	Year Ended
	December 31,
	2011	2010	2009

Numerator - net loss	$(1,050,341)	$(971,141)	$(2,327,920)

Denominator - weighted average number
of common shares outstanding - basic and diluted	428,236	427,896	419,524

Basic and diluted net loss per common share	$(2.45)	$(2.27)	$(5.55)

5.          Fair Value Measurements

Fair value is defined within the accounting rules as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The rules established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented below, this hierarchy consists of three broad levels:

Level 1:	Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2:	Valuations rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3:
Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

Fair Value of Financial Instruments

Cash, Accounts Payable, Accrued Liabilities, Accrued Interest, and Note Payable. The carrying amounts for these instruments approximate fair value due to the short-term nature or maturity of the instruments and their liquidity.

Management is of the opinion that the Company is not exposed to significant foreign currency, interest, or credit risks arising from these financial instruments.

6.          Oil and Gas Property Interests

Following is the aggregate amount of capitalized costs relating to unproven oil and natural gas producing activities and the aggregate amount of surrendered interests at December 31, 2011 and 2010:

	Year Ended
	December 31,
	2011	2010

Balance, beginning of the year	$116,748	$166,463

Lease and acquisition costs	-	17,441
Geological and geophysical costs	-	1,075
Total costs for the year	-	18,516

Surrendered oil and gas property interests	(116,748)	(68,231)

Balance, end of the year	$-	$116,748

On July 12, 2010, the Company surrendered leases with the Province of Alberta, Canada due to the lack of potential for unconventional tight gas sands.  The Company no longer held any interest in the property and all amounts paid for the lease were non-refundable. As a result, the Company wrote off the carrying amount of these leases totalling $23,443 during the year ended December 31, 2010.

In a series of transactions from March 6, 2010 to October 13, 2010, the Company surrendered its rights and obligations to six Alberta Crown Petroleum and Natural Gas leases. As a result, the Company wrote off the carrying amount of these leases totalling $44,788 during the year ended December 31, 2010.

Due to the soft market for natural gas, during the year ended December 31, 2011, the Company surrendered all of its rights and obligations to its remaining 22 Alberta Crown and Natural Gas leases prior to each of their anniversary dates. Accordingly, no lease payments were due or paid during 2011 and the Company wrote off the carrying amount of these leases, totalling $116,748.  At December 31, 2011, the Company does not have any obligation to make further annual lease payments.

7.          Note Payable

On May 9, 2011, the Company issued a $35,000 note payable to a related party by common directors (the “Note Payable”).  The Note Payable bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire Note Payable, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Note Payable is payable on demand by the Lender. See Note. 13 Related Party Transactions.

During the year ended December 31, 2011, the Company recorded interest expense of $905, related to the Note Payable.  At December 31, 2011, accrued interest related to the Note Payable was $905.

8.       Stock Options

On June 28, 2007, the stockholders of the Company approved its 2007 Stock Option Plan (the “2007 Plan”), which has 50,000 shares reserved for issuance thereunder. The 2007 Plan provides shares available for options granted to employees, directors, officers and consultants of the Company. The expiration date for each option shall be set by the Board of Directors at the time of issue of the options and shall not be more than ten years after the grant date.  The exercise price of each option shall be determined by the Board of Directors and will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option.

The Company measures all stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period.  The grant date fair value of stock options is based on the price of a share of the Company’s common stock on the date of grant.  In determining the grant date fair value of stock options, the Company uses the Black-Scholes option pricing model which requires management to make assumptions regarding the option lives, expected volatility, and risk free interest rates, all of which impact the fair value of the option and, ultimately, the expense that will be recognized over the life of the option.

The risk-free interest rate is based on the Canadian Treasury yield curve in effect at the time of grant for a bond with a similar term.  The Company does not anticipate declaring dividends in the foreseeable future.  Expected volatilities are based on industry comparables using available data and other factors due to the fact that the Company’s stock has only limited trading history.  When applicable, the Company will use historical data to estimate option exercises, forfeitures, and employee terminations within the valuation model.  For non-employees, the expected term of the options approximate the full term of the options.
The Company recognizes compensation expense for only the portion of stock options that are expected to vest.

On January 1, 2011, the Company adopted U.S. GAAP for financial reporting purposes. The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes. Under Canadian GAAP it was determined that options granted to certain individuals should be treated as non-employees. Under U.S. GAAP it was determined that these same option grants should be treated as employees. The primary difference in accounting is that under Canadian GAAP the fair of the options are re-valued each reporting period. Under U.S. GAAP, the fair value of stock-based compensation is measured on the grant date (not re-valued each reporting period).

The following table shows the impact on the Company’s statements of operations for each fiscal year ended December 31 had the Company accounted for the stock options in accordance with U.S. GAAP under SFAS 123(R). All stock-based compensation expense has previously been included in “Directors’ fees”. The balance sheet would have reflected a reclass during each fiscal year ended December 31 in the amount of the adjustments detailed below. Upon adoption of U.S. GAAP, the Company recorded a one time cumulative adjustment to increase retained earnings at January 1, 2011 by $112,458 with a corresponding decrease to contributed surplus for the same amount.

	Canadian GAAP	Adjustments	U.S. GAAP

Directors' fees - year ended December 31, 2010	$(27,670)	$3,420	$(24,250)
Directors' fees - year ended December 31, 2009	172,075	(138,942)	33,133
Directors' fees - year ended December 31, 2008	67,053	23,064	90,117
Directors' fees - inception (April 25, 2005) to December 31, 2010	211,458	(112,458)	99,000

The following table sets forth the share-based compensation expense resulting from stock option grants, including those previously granted and vesting over time, which was recorded in the Company’s Statements of Operations for the years ended December 31, 2011, 2010, and 2009:

	Year Ended			Cumulative
	December 31,			April 25, 2005 (inception)
	2011	2010	2009	to December 31, 2011

Directors' fees	$-	$(27,670)	$172,075	$211,458
Modification of warrants - stock-based
compensation (Note 9)	898,997	898,997	2,100,352	3,898,346
Total	$898,997	$871,327	$2,272,427	$4,109,804

The following is a summary of the Company’s stock option activity for the years ended December 31, 2011 and 2010:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of Options	Exercise Price	Term	Value

Outstanding at December 31, 2009	4,000	$ 50.50
Cancellations	(2,000)	50.00
Outstanding at December 31, 2010 and 2011	2,000	$ 51.00	6.5 years (1)	$ -

Exercisable at December 31, 2011	2,000	$ 51.00	6.5 years	$ -

Available for grant at December 31, 2011	48,000

(1) Weighted average remaining contractual term is as of December 31, 2011.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of its fourth quarter of fiscal year 2011 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. The intrinsic value of the options changes based on the fair market value of the Company’s common stock.

On July 14, 2010, the Company cancelled 2,000 stock options granted to a Director and officer of the Company on August 10, 2009, at an exercise price of $50.00 per share.  These stock options had not vested as of their cancellation date. Therefore, the Company recorded a reversal of previously recognized stock-based compensation expense of $27,670 during the year ended December 31, 2010 related to these stock options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

		Stock Options Outstanding			Stock Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Remaining	Average	Number of	Remaining	Average
	Options	Contractual	Exercise	Options	Contractual	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Life (Years)	Price

$ 51.00	2,000	6.5	$51.00	2,000	6.5	$51.00

At December 31, 2011, the Company did not have any unrecognized stock-based compensation related to its stock options.

Effective March 22, 2012, Mr. Pratt Barndollar resigned as a director of the Company. His resignation was not the result of any disputes or disagreements with the Company. The Board has agreed that Mr. Barndollar will retain the right to exercise the stock option originally granted to him on June 30, 2008, to purchase up to 2,000 shares of the Company’s common stock at an exercise price of $51 per share, until its expiration date of June 30, 2018.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

9.       Warrants

On May 26, 2005, the Company completed a private placement of 115,500 units (the “Units”) of its securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of the Company’s common stock, no par value per share;
•	One Class A Warrant exercisable at $25.00 per share until May 26, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 26, 2011; and
•	One Class C Warrant exercisable at $100.00 per share until May 26, 2012;

Originally, all of the warrants were to have become exercisable on May 26, 2008.  During 2008, the vesting dates of the warrants were extended. On March 25, 2008, the Company agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants. As a result of the agreements between the Company and the respective warrant holders, the warrant vesting date was extended to May 26, 2009 with respect to the Class A warrants, to November 26, 2009 with respect to the Class B warrants, and to May 26, 2010 with respect to the Class C warrants.  All other terms of the warrant agreements remain unchanged and accordingly there was no change in the fair value to be recognized.

On November 19, 2009, the Company agreed to further extend the vesting of the Company’s Class B and Class C warrants.  As a result of the letter agreements between the Company and the respective warrant holders, the warrant vesting date was extended from November 26, 2009 to November 26, 2011 with respect to the Class B warrants and from May 26, 2010 to May 26, 2012 with respect to Class C warrants.  In addition, the warrant expiration date was extended from May 26, 2010 to May 26, 2012 with respect to the Class A warrants, from May 26, 2011 to May 26, 2013 with respect to the Class B warrants, and from May 26, 2012 to May 26, 2014 with respect to the Class C warrants. All other terms of the warrant agreements remained unchanged.

The aggregate fair value of the modification of the warrants made on November 19, 2009, determined using the Black-Scholes pricing model was $4,313,782, which is being amortized over the revised vesting term(s). The fair value of the original warrants and the fair value of the modified warrants were estimated as of the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.03%, dividend yield of 0.00%, volatility of 118.25%, and expected life of 3.43 years.

During the years ended December 31, 2011, 2010, and 2009, the Company recognized stock-based compensation of $898,997, $898,997, and $2,100,352, respectively, related to the modification of these warrants. See Note 8. Stock Options. At December 31, 2011 there is $415,436 in unrecognized stock-based compensation related to these warrants, which will be recognized in 2012.

The following table summarizes warrant-related activity for the years ended December 31, 2011, and 2010:

						Weighted
						Average
			Outstanding at		Outstanding at	Remaining Contractual
	Exercise	Expiration	December 31,		December 31,	Life (Years) at
Class	Price	Date	2009	Exercised	2010 and 2011	December 31, 2011

A	$ 25.00	May 26, 2012	106,407	(2,000)	104,407	0.4
B	50.00	May 26, 2013	115,500	-	115,500	1.4
C	100.00	May 26, 2014	115,500	-	115,500	2.4
			337,407	(2,000)	335,407	1.4

The weighted average exercise price of the warrants is $59.44 per share.  The Class A and Class B Warrants are fully vested and exercisable as of December 31, 2011, whereas the Class C Warrants vest and become fully exercisable on May 26, 2012.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

Cash received from warrants exercised during the years ended December 31, 2011, 2010, and 2009 was $nil, $50,000 and $107,796, respectively.

10.     Bridge Loan Payable

On November 6, 2008, the Company entered into a $117,145 bridge loan agreement with two unrelated parties.  For the year ended December 31, 2009, the loan bore interest at the Bank of Canada Prime Rate of 2% (2008 - 3.50%) plus 1% per annum.  Loan principal and accrued interest in the amount of $57,672 was due on October 14, 2009 and $59,473 was due on November 6, 2009. The loan was unsecured and may be converted to common shares of the Company at the discretion of the Borrower or Lender at a conversion rate based on the quoted market value of the Company’s common shares, which was determined by the Borrower and the Lender on the date of conversion.

During the year ended December, 31, 2009, the Company entered into agreements whereby the lenders exercised previously held Class A warrants for the purchase of 4,780 restricted shares of common stock at $25 per share and then set-off the proceeds of the exercise against the outstanding loan balance of $119,485 (including accrued interest).  The shares from the exercise of the warrants are presented as an obligation to issue shares.  The shares were issued in April 2010.

11.     Share Repurchase Option

The Company holds an irrevocable right to repurchase all or a portion of the 300,000 shares of common stock owned by two of its Directors for a price of $1.00 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 300,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its right of repurchase on some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

12.     Income Taxes

The reconciliation of income tax provision computed at Canadian statutory rates of 26.5% (2010 – 28%; 2009 - 30%; to the reported income tax provision is as follows:

	2011	2010	2009

Income tax benefit	$278,340	$272,000	$698,376
Stock-based compensation	(238,234)	(244,000)	(681,728)

	40,106	28,000	16,648
Change in future income taxes resulting from enacted tax rate reduction	(19,301)	(3,000)	(4,470)
Change in valuation allowance	(20,805)	(25,000)	(12,178)

Income tax provision	$-	$-	$-

The significant components of future income tax assets are as follows:

	2011	2010

Non-capital losses	$291,671	$257,074
Oil and gas interests	116,748	68,231

	408,419	325,305

Income tax rate	25%	25%

Income tax asset	102,105	81,300
Valuation allowance	(102,105)	(81,300)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $291,671.  The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618
2028	64,307
2029	55,493
2030	31,583
2031	34,597

$291,671

13.      Related Party Transactions

On May 9, 2011, the Company issued a $35,000 note payable to a related party by common directors. During the year ended December 31, 2011, the Company recorded interest expense of $905, related to the Note Payable, all of which was included in accrued interest at December 31, 2011. See Note 7. Note Payable.

During the year ended December 31, 2009 the Company paid $1,500 for directors’ fees. The Company did not incur any director related fees during the years ended December 31, 2011 and 2010. During the years ended December 31, 2011, 2010, and 2009, the Company paid management fees of $nil, $4,500, and $8,800, respectively to a former officer and director of the Company, which is included in consulting fees.  There were no unpaid director or management fees at December 31, 2011.

The Company believes that the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

14.      Subsequent Events

Effective March 22, 2012, Mr. Pratt Barndollar resigned as a director of the Company. His resignation was not the result of any disputes or disagreements with the Company. The Board has agreed that Mr. Barndollar will retain the right to exercise the stock option originally granted to him on June 30, 2008, to purchase up to 2,000 shares of the Company’s common stock at an exercise price of $51 per share, until its expiration date of June 30, 2018.

On March 22, 2012, the Company entered into an $11,000 loan agreement with an unrelated third party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

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

Registrant:

Power Resource Exploration Inc., SEC File No. 333-137571

Dated: April 30, 2012

By: /s/ Keith Diakiw
Name: Keith Diakiw
Title: Director, Chief Executive Officer, President

By: /s/ Ron Daems
Name: Ron Daems
Title: Director