Form 20-F
period 2012-12-31
Power Resource Exploration Inc.
filed 2013-04-26
CIK 1375476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2012

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

403-261-3070

(Telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2012, there were 86,428,401 shares of the registrant’s common stock outstanding. There were no preferred shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

FORM 20-F ANNUAL REPORT 2012

GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.

Coal	A carbon-rich rock derived from plant material (peat)

Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.

Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.

Drilling logs	Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

Fracturing	The application of hydraulic pressure to the reservoir formation to create fractures through which oil or gas may move to the wellbore.

Methane	The simplest of the various hydrocarbons and is the major hydrocarbon component of natural gas, and in fact is commonly known as natural gas. It is colorless, odorless, and burns efficiently without many byproducts

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land.

Permeability	A measure of the ability of a rock to transmit fluid through pore spaces.

Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.

Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape.

In this Annual Report, the “Company”, “Power Resource Exploration Inc.,”, ”Power Oil and Gas”, “Power”, "we", "our", and "us", refer to Power Resource Exploration Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this 20-F may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 104 – 1240 Kensington N.W., Calgary, Alberta, T2N 3P7.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM 4. “Information on the Company” and ITEM 5. “Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM 3. “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

--- Not applicable ---

ITEM 2. Offer Statistics and Expected Timetable.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008, and was derived from the audited financial statements of the Company and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

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

Selected Financial Information

	Year Ended December 31,
	2012	2011	2010	2009	2008
Operating revenues	$–	–	$–	$–	$–
Loss from operations	$(437,172)	$(937,966)	$(902,895)	$(2,325,500)	$(131,111)
Net loss	$(439,499)	$(1,050,341)	$(971,141)	$(2,327,920)	$(131,360)
Net loss per share - basic and diluted	$(0.01)	$(2.45)	$(2.27)	$(5.55)	$(0.31)
Total assets	$61,702	$735	$121,886	$173,236	$100,466
Net assets	$(1,056)	$(64,462)	$86,882	$136,696	$(35,092)
Working capital (deficit)	$(52,261)	$(64,462)	$(29,866)	$(29,767)	$(77,208)
Capital stock	$499,225	$411,756	$411,756	$361,756	$134,475
Shares of common stock outstanding	86,428,401	428,236	428,236	426,236	417,143
Dividends declared	$–	$–	$–	$–	$–

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

The exchange rate (represented as the amount of US$ that CDN $1.00 would be converted to) as of April 25, 2013, the latest practicable date, was USD: $0.9748.

The monthly high and low exchange rates for the previous six months:

	Month Ended
	December	November	October	September	August	July
	2012	2012	2012	2012	2012	2012

High for Period	1.02	1.01	1.02	1.03	1.02	1.00
Low for Period	1.00	1.00	1.00	1.01	0.99	0.98

The average rate for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month during the period.

	Year Ended December 31,
	2012	2011	2010	2009	2008

Average for Period	1.00	0.99	1.02	1.14	1.07

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

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on property acquisition and fund raising activities. Since we have not generated any revenues, we will have to raise additional capital to fund our operations for the next twelve months, which we may do through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $215,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations and to participate in the development of our property, as well as for the future acquisition and/or development of other properties. Because we currently do not have any cash flow from operations, we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.	We are heavily dependent upon the contributions of Ron Daems who is our Director and Interim Chief Executive Officer, Interim President, Interim Treasurer and Interim Secretary until a successor is duly appointed.

Mr. Daems knowledge and leadership will be difficult to replace. Additionally, our success is heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We do not currently have any agreements in place with Mr. Daems or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program. We do not maintain any key person insurance on Mr. Daems. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Daems.

5.	Volatility of oil and gas prices and markets, over which we have no control, could make it difficult for us to achieve profitability and investors are likely to lose their investment in our common shares.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of, and price obtainable for, any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

•	worldwide or regional demand for energy, which is affected by economic conditions;
•	the domestic and foreign supply of natural gas and oil;
•	weather conditions;
•	domestic and foreign governmental regulations;
•	political conditions in natural gas and oil producing regions;
•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and
•	the price and availability of other fuels.

6.	Drilling wells is speculative, often involving significant costs that are difficult to project and may be more than our estimates. Unsuccessful drilling of wells or successful drilling of wells that are, nonetheless, unprofitable, are likely to reduce the profitability of our business and negatively affect our results of operations.

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

7.	The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

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

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;
•	severe damage to and destruction of property, natural resources and equipment;
•	pollution and other environmental damage;
•	clean-up responsibilities;
•	regulatory investigation and penalties;
•	suspension of our operations; and
•	repairs to resume operations.

8.	If we commence drilling, we do not currently have any contracts with equipment providers. We may face the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services which could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget and, as a result, negatively impact our financial condition and results of operations.

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

9.	We are subject to complex laws and regulations, including environmental regulations, which can significantly increase our costs and possibly force our operations to cease.

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

10.	The potential profitability of oil and gas ventures depends upon various factors beyond the control of our company, which may materially affect our financial performance.

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

11.	Our auditors’ opinion in our December 31, 2012 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $4,913,063 from April 25, 2005 (inception) to December 31, 2012. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in order to fund our operations for the next twelve months. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

12.	If we do not maintain our option agreement we will lose our interests in the properties as well as losing all monies incurred in connection with the properties.

If we do not remain current with our property option agreement, we may lose our ability to explore and develop the properties and we will not retain interest in the properties.

13.	We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience in locating and commercializing oil and natural gas reserves and, as a result, we may fail in our ability to maintain or expand our business.

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

14.	We expect losses to continue in the next 12 months because we have no oil or gas reserves and, consequently, no revenue to offset losses.

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

15.	Since our Directors work for other natural resource exploration companies, their other activities for those other companies may involve a conflict of interest with regard to their time, could slow down our operations or negatively affect our profitability.

Our Officer and Directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our Directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities prevent them from devoting full-time attention to our operations which could slow our operations and may reduce our financial results. It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

16.	We have no employees and our only Officer works one day per week on our business and our Directors work only one hour per week on our business. Consequently, we may not be able to monitor our operations and respond to matters when they arise in a prompt or timely fashion. Until we have additional capital or generate revenue, we will have to rely on consultants and service providers, which will increase our expenses and increase our losses.

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

We do not have any employees. Our sole Officer works on our business one day per week and our Directors spend one hour a week on our business. With practically no personnel, we have a limited ability to monitor our operations, such as the progress of oil and gas exploration, and to respond to inquiries from third parties, such as regulatory authorities or potential business partners. Though we may rely on third party service providers, such as accountants and lawyers, to address some of our matters, until we raise additional capital or generate revenue, we will have to rely on consultants and third party service providers to monitor our operations, which will increase our expenses and have a negative effect on our results of operations.

RISKS RELATING TO OUR COMMON SHARES

17.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

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

18.	Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

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

19.	We have registered 231,000 common shares underlying our warrants that may be available for future sale. The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of April 25, 2013, we had warrants outstanding to purchase an aggregate of 231,000 common shares. We have registered the 231,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates November 26, 2011 with respect to the 115,500 Class B warrants and May 26, 2012 with respect to the 115,500 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

20.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

21.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

22.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

23.	Because we are formed under the Canadian Business Corporations Act in Canada and all of our assets and a majority of our Officers and Directors are located outside the United States, it may be difficult for an investor to enforce any judgments obtained against us or any of our Officers and Directors in the United States.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our Officers and all of our Directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Director, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Power Resource Exploration Inc., (the “Company") is a company principally engaged in the acquisition and exploration of oil and gas properties. The Company was formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on April 25, 2005. The office is located at Suite 104 – 1240 Kensington Road N.W., Calgary, AB, T2N 3P7 and the telephone number is 1-403-261-3070.

On October 5, 2011, Power Oil & Gas Inc. (the “Company”), filed Articles of Amendment with Corporations Canada, changing its name from Power Oil & Gas Inc. to Power Resource Exploration Inc. effective October 31, 2011 (the “Effective Date”), a copy of which is attached hereto as Exhibit 3.1.

On October 31, 2011, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-100, pursuant to a plan approved by the Company’s Board of Directors. As a result of the reverse stock split, every one hundred pre-split shares of the Company's common stock issued by the Company outstanding immediately prior to October 31, 2011 were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”). Accordingly, the number of shares of the Company's common stock issued and outstanding had been decreased from 42,818,875 shares to approximately 428,189 shares, without accounting for fractional shares. The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

4.B. Business Overview

We are a company in the early stages of engaging in the exploration and development of oil and gas properties. To accomplish our objective, our strategy is to acquire exploration prospects and if warranted and feasible, development of oil and gas properties. No commercially viable natural gas and oil deposits may exist on our properties. Our plan of operations is to carry out geological analysis of our properties in order to ascertain whether they possess deposits of natural gas and oil. We can provide no assurance to investors that our properties contain commercially viable natural gas and oil deposits until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our properties.

For the period from inception (April 25, 2005) to December 31, 2012, we did not generate any revenue.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties throughout the year due to seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies, personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The oil and gas exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

4.C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

4.D. Property, Plant And Equipment

CORPORATE OFFICES

We do not own any real property. We currently rent our corporate headquarters at 104 – 1240 Kensington Road N.W., Calgary, Alberta T2N 3P7 on a month to month basis. We do not have any policies regarding investments in real estate, securities or other forms of property.

On May 26, 2012 the Company entered into a Property Option Agreement with Premier Exploration, the (“Optionor”) to obtain an undivided right, title and interest in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%) based upon the Petroleum Substances in situ within, upon or under the property. Additionally, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. The following is a schedule of the required payments and expenditures:

Completed by:	Option Payment	Required Expenditures
May 26, 2013	$20,000	$100,000
May 26, 2014	40,000	200,000
May 26, 2015	80,000	400,000
May 26, 2016	120,000	600,000
May 26, 2017	120,000	600,000
Total	$380,000	$1,900,000

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2012, 2011 and 2010 should be read in conjunction with the financial statements of the Company and the notes thereto.

Certain statements contained in the MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

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

We did not earn any revenues during the years ended December 31, 2012, 2011 and 2010. We do not anticipate earning revenues until such time as we have entered into commercial production of any future oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on any future properties, or if such resources are discovered, that we will enter into commercial production of any oil and gas properties.

Results of Operations for Fiscal Year 2012 vs. Fiscal Year 2011

Operating Expenses

A summary of our operating income expense for the years ended December 31, 2012 and 2011 was as follows:

	Year Ended		Increase /
	2012	2011	(Decrease)
Operating expense
Professional fees	$12,590	$32,216	$(19,626)
Directors' fees	–	–	0
Consulting fees	–	–	0
Modification of warrants - stock-based compensation	415,436	898,997	(483,561)
Listing and filing fees	15	2,255	(2,240)
Transfer agent fees	7,084	1,066	6,018
Office and sundry	2,047	3,433	(1,386)
Total operating expense	$437,172	$937,967	$(500,795)

Professional Fees

During the year ended December 31, 2012, professional fees were $12,590 compared to $32,216 in the prior year. The decrease of $19,626 is substantially due to a reduction of $6,660 for audit fees and reduction of professional administration of $9,935. In 2011 additional audit fees were required due to the conversion from Canadian to US GAAP. No additional audit work was required the audit for the year ended December 31, 2012.

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

During the years ended December 31, 2012, 2011 and 2010, the Company recognized stock-based compensation of $415,436, $898,997 and $898,997 respectively, related to the modification of these warrants.

Other Expense

Oil and Gas Property Interests

During the year ended December 31, 2012, surrendered or expired oil and gas property interests were $0 compared to $116,748 in the prior year. During 2012, the Company entered into a property option agreement in exchange for common stock, future payments to the option holder and exploration expenditures. See Note 6. in the financial statements.

Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010

Operating Expenses

A summary of our operating income expense for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended
	December 31,		Increase /
	2011	2010	(Decrease)

Operating expense
Professional fees	$32,216	$20,150	$12,066
Directors' fees	–	(27,670)	27,670
Consulting fees	–	4,500	(4,500)
Modification of warrants - stock-based compensation	898,997	898,997	–
Listing and filing fees	2,255	982	1,273
Transfer agent fees	1,066	101	965
Office and sundry	3,433	5,835	(2,402)
Total operating expense	$937,967	$902,895	$35,072

Professional Fees

During the year ended December 31, 2011, professional fees were $32,216 compared to $20,150 in the prior year. The increase of $12,066 is substantially due to the Company entering into a Consulting Services Agreement with an unrelated third party for a comprehensive suite of services provided to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. Included in professional fees for the year ended December 31, 2011, is $9,935 ($10,000 USD) for services rendered pursuant to the Consulting Services Agreement.

Directors’ Fees

During the year ended December 31, 2011, directors’ fees were $0 compared to income of $27,670 in the prior year. During the year ended December 31, 2010, we recorded a reversal of stock-based compensation expense of $27,670 related to the cancellation of stock options previously granted to one of our directors upon his resignation in July 2010.

Consulting Fees

During the year ended December 31, 2011, consulting fees were $0 compared to $4,500 in the prior year. During the year ended December 31, 2010, we paid $4,500 to one of our former officers and directors for management services.

During the years ended December 31, 2011 and 2010, and the Company recognized stock-based compensation of $898,997 and $898,997, respectively, related to the modification of these warrants. At December 31, 2011 there is $415,436 in unrecognized stock-based compensation related to these warrants, which will be recognized in 2012.

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

The aggregate fair value of the modification of the warrants made on November 19, 2009, determined using the Black-Scholes pricing model was $4,313,782, which is being amortized over the revised vesting term(s). The fair value of the original warrants and the fair value of the modified warrants were estimated as of the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.03%, dividend yield of 0.00%, volatility of 118.25 and expected life of 3.43 years.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized stock-based compensation of $415,436, $898,997 and $898,997 respectively, related to the modification of these warrants.

Other Expense

Oil and Gas Property Interests Written Off

During the year ended December 31, 2011, surrendered or expired oil and gas property interests were $116,748 compared to $68,231 in the prior year. Due to the soft market for natural gas, during the year ended December 31, 2011, we surrendered our rights and obligations to our remaining 22 Alberta Crown and Natural Gas leases prior to each of their anniversary dates. Accordingly, no lease payments were due or paid during 2011 and we wrote off the carrying amount of these leases, totaling $116,748. At December 31, 2011, we do not have any obligation to make further annual lease payments.

5.B. Liquidity and Capital Resources

We are an oil and natural gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

We have members on our Board of Directors who have extensive experience in the oil and gas industry, however, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of oil and/or natural gas on any of our properties, we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling our findings to another oil and gas company, we would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for us to continue operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have incurred cumulative losses of $4,913,063 through December 31, 2012 and had a working capital deficiency of $52,261 as of December 31, 2012.  Therefore, current cash on hand is not sufficient for the next twelve months to sustain our plan of operations. We shall require additional funding and we anticipate that such funding will be in the form of private or public equity from the sale of our common shares. However, there is no assurance that such additional funds will be available for us to finance our operations on acceptable terms, if at all.  We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of any exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to raise additional capital or generate positive cash flow, it is unlikely that we will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects that it will need approximately $215,000 to fund its operations during the next twelve months, which primarily consists of the costs associated with maintaining an office and conducting its business activities.

•	$120,000 in connection with work expenditures, lease payments and the initial geological analysis of the oil and gas properties;

•	$95,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

Our principal source of liquidity is cash in the bank. At December 31, 2012, we had a cash balance of $5,363. Since our incorporation we have financed our operations primarily pursuant to Private Placements, from the exercise of warrants, and the issuance of notes payable.

Net cash used in operating activities was $31,046, $38,983, and $31,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Cash used in operating activities substantially reflects the amounts paid for professional fees, consulting fees, and other office related expenses.

Net cash used in investing activities was $0, $0 and, $18,516 for the years ended December 31, 2012, 2011 and 2010 respectively. During 2010, we incurred $17,441 related to the annual property lease payments and $1,075 in geological and geophysical costs.

Net cash provided by financing activities was $36,264, $35,000 and $50,000, for the years ended December 31, 2012, 2011 and 2010, respectively. During fiscal year 2012, we received and repaid $11,000 pursuant to the issuance of a note payable. During fiscal year 2011, we received proceeds pursuant to the issuance of a $35,000 note payable (see “Note Payable” below).

During fiscal year 2012, we received proceeds of $36,264 from the issuance of 36 million shares of common stock from Private Placements.

During fiscal years 2010 we received proceeds of $50,000 from the exercise of warrants.

Private Placements

See Footnote 10 in the financial statements

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

5.F. Contractual Obligations.

Effective November 1, 2011, the Company entered into a Consulting Services Agreement with an unrelated third party for a comprehensive suite of services to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. The agreement may be terminated by either party upon 30 days prior written notice.

At December 31, 2012, we had trade payables of $15,504 and accrued liabilities of $9,949. All of these obligations are unsecured and due in less than one year.

On May 26, 2012 the Company entered into a Property Option Agreement with Premier Exploration, the (“Optionor”) to obtain an undivided right, title and interest in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%) based upon the Petroleum Substances in situ within, upon or under the property. Additionally, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. Refer to Financial Notes “Oil and Gas Property Interests”.

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

ASU 2010-09

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.” ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U. S. GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding the members of our Board of Directors and our Interim Executive Officer:

Name	Positions and Offices Held
Ron Daems(1)	Director, Interim Chief Executive Officer, Interim President, Interim Treasurer and Interim Secretary

(1) Keith Diakiw resigned as Director, Chief Executive Officer, President, Secretary and Treasurer effective December 1, 2012. Mr. Daems was elected on December 1, 2012 to serve as an Interim Chief Executive Officer, Interim President, Interim Treasurer and Interim Secretary until a successor is appointed.

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. None of our Directors have any family relationships with any of our other Directors or Executive Officer. Set forth below is a summary description of the principal occupation and business experience of each of our Directors and Executive Officers.

Ron Daems brings extensive financial and resource industry experience to Power Resource Exploration Inc.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems was a portfolio manager of a multinational investment firm. In 2004, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company, and is currently the President and a Director of Strata Oil and Gas Inc.

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

6.B. Compensation

Cash Compensation

None of our Officers or Directors received or earned any compensation or bonus for services rendered during the fiscal year ended December 31, 2012.

Equity Compensation

At December 31, 2012, we had a stock option outstanding to purchase up to 2,000 shares of our common stock at an exercise price of $51 per share. The stock option was fully vested and expires on June 30, 2018. The stock option was previously granted on June 30, 2008, to Mr. Pratt Barndollar, one of our Directors. Effective March 22, 2012, Mr. Barndollar resigned as one of our directors. His resignation was not the result of any disputes or disagreements with the Company. The Board has agreed that Mr. Barndollar will retain the right to exercise this stock option until its expiration date.

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

6.E. Share Ownership

As of April 25, 2013, there were no Directors or Senior Management who beneficially own the Company's voting securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has one shareholder who beneficially owns more than 5% of the issued shares. As of April 25, 2013, Premier Exploration beneficially owns an aggregate 50,000,000 shares, or 57.9% of the common shares currently outstanding.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On May 26, 2012, the Company entered into a Property Option Agreement whereby 50,000,000 common shares were issued as consideration for entering into a property option agreement pursuant to the terms and conditions outlined therein.

On August 24, 2012, 160,000 shares owned by Pratt Barndollar were transferred to a third party.

On August 24, 2012, 140,000 shares owned by Keith Diakiw were transferred to a third party.

7.A.1.c. Different Voting Rights.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

7.A.2. Share Ownership.

On April 25, 2013, the Company had 86,428,401 shares of common shares outstanding which were held by approximately 63 registered stockholders of record. Of these, 6 registered stockholders holding 223 shares have addresses in the United States.

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

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report. The audit report of RBSM LLP is included herein immediately preceding the financial statements.

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

8.B. Significant Changes

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2012	$0.50	$.001
2011	$19.00	$1.40
2010	$2.35	$0.12
2009	$2.60	$0.35
2008	$2.00	$0.50

2.	High and low market prices for each full financial quarter during the two most recent full financial years and the first quarter of 2012:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2013	First Quarter of 2013	$0.61	$0.02
2012	Fourth Quarter of 2012	$0.15	$0.001
	Third Quarter of 2012	$0.20	$0.04
	Second Quarter of 2012	$0.50	$0.05
	First Quarter of 2012	$0.50	$0.01
2011	Fourth Quarter of 2011	$5.00	$1.40
	Third Quarter of 2011	$12.00	$3.20
	Second Quarter of 2011	$12.00	$6.00
	First Quarter of 2011	$19.00	$8.15

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
March 2013	$0.04	$0.2
February 2013	$0.59	$0.02
January 2013	$0.61	$0.02
December 2012	$0.15	$0.0001
November 2012	$0.095	$0.0001
October 2012	$0.095	$0.095

9.C. Markets

Admission to Quotation on the OTC Markets

Our shares began trading in January 2008 on the OTC Bulletin Board. On January 23, 2012, our trading symbol was changed to PREXF to reflect the name change from Power Oil & Gas Inc. to Power Resource Exploration Inc.

There is currently very little public trading market for our securities. As a result, a market may never develop or if developed may not be maintained. As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB. The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations. Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC. Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums. The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB. Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB. Effective February 23, 2011 through the progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB, as well as the OTC:BB.

Our capital stock is qualified in its entirety by the provisions of our Articles of Incorporation, which were previously filed as an exhibit to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2006.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B. Memorandum and Articles of Association

Securities Register

We maintain at Pacific Stock Transfer (“transfer agent”), a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

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

Registration

The Company’s Articles of Incorporation were filed under the Canada Business Corporations Act on April 25, 2005. The Company was issued a Certificate of Registration as an extra provincial company in Alberta on July 17, 2006. On October 31, 2011, the Company filed its Articles of Amendment changing its name to Power Resource Exploration Inc.

Powers of Directors

The Directors of the Company are empowered under the Articles of Incorporation and By-Laws, and in accordance with the Canada Business Corporations Act, to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company. The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors. With respect to the Directors of the Company, in accordance with Section 3 of the By-Laws of the Company and the Canada Business Corporations Act , as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act.

Description of Securities

The holders of the Company’s common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. Currently, there are no specific rights, preferences and restrictions attached to the Company’s preferred shares. The Company may issue preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

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

10.C. Material Contracts

Not Applicable

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

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

10.E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON, INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO SHAREHOLDERS.

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who is, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), at all relevant times a resident in the United States, and is not deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2012. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F. Dividends and Paying Agents

--- Not applicable ---

10.G. Statement by Experts

--- Not applicable ---

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F annual report no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company is not required to file reports and other information with any securities commissions in Canada.

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

ITEM 15. CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2012.

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

(D) Changes in Internal Controls over Financial Reporting

As of December 31, 2012, Management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2012 through December 31, 2012 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2012, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors is empowered to appoint an Audit Committee for the Corporation. Currently the Board of Directors functions as the Audit Committee. We believe that the Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a formal Code of Ethics that applies to the Company's Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, persons performing similar functions and other officers of the Company.

Item 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors. The Audit Committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

The following table presents aggregate fees for professional services rendered by RBSM LLP for the audit of our financial statements for the fiscal year ended December 31, 2012 and December 31, 2011. The fees set forth below include an estimate of year-end audit fees:

	Year Ended
	December 31,
	2012	2011
Audit fees	$9,949	$16,000
Audit-related fees	–	–
Tax fees	–	–
Total fees	$9,949	$16,000

Audit Fees

Audit Fees for the years ended December 31, 2012 and 2011 consist of the aggregate fees incurred by RBSM LLP for the audit of the our financial statements included in our Annual Report.

There were no other audit-related fees, tax fees, or other fees billed by RBSM LLP for the years ended December 31, 2012 and 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In March, 2011, our Board of Directors approved the appointment of RBSM LLP as our independent accountants to audit our financial statements and dismissed BDO Canada, Chartered Accountants, as our independent accountants.

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

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the OTCBB and OTCQB. Although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the SEC’s requirements as if we were a U.S. domestic issuer.

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

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Subscription Agreement
2.3(1)	Form of Class A Warrant
2.4(1)	Form of Class B Warrant
2.5(1)	Form of Class C Warrant
2.6(1)	Agreement between the Company and Paul Uppal dated April 30, 2005
2.7(1)	Agreement between the Company and Greg Crowe dated April 30, 2005
2.8(1)	Agreement among Greg Crowe, Duncan Budge, and the Company dated August 17, 2006
4.1(1)	Property Option Agreement between Warner Gruenwald and the Company dated March 15, 2006
4.2(1)	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
4.3(1)	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
*12.1	Certification of Principal Executive and Financial Officer
*13.1	Section 1350 Certification
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document

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

Registrant:

Power Resource Exploration Inc., SEC File No. 333-137571

Dated: April 25, 2013

By: /s/ Ron Daems

Name: Ron Daems

Title: Director, Interim Chief Executive Officer and Interim President

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Balance Sheets as of December 31, 2012 and 2011	F-2

Statements of Operations for the Years Ended December 31, 2012, 2011, 2010 and the Cumulative Period from Inception (April 25, 2005) to December 31, 2012	F-3

Statements of Stockholders’ Equity (Deficiency) from April 25, 2005 (Inception) to December 31, 2012	F-4

Statements of Cash Flows for the Years Ended December 31, 2012, 2011, and 2010 and the Cumulative Period from Inception (April 25, 2005) to December 31, 2012	F-5

Notes to Financial Statements	F-6

805 Third Avenue Suite 902 New York, New York 10022 212.868.3669 212.838.2676/ Fax www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Power Resource Exploration Inc.

We have audited the accompanying balance sheets of Power Resource Exploration Inc. (the “Company”) as of December 31, 2012 and 2011 and the related statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2012 and the period April 25, 2005 (date of inception) through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Resource Exploration Inc. as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 and the period April 25, 2005 (date of inception) through December 31, 2012, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is an exploration stage company and has not yet generated any revenues and has an accumulated deficit of $4,913,063 as of December 31, 2012. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York

April 25, 2013

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(Expressed in Canadian Dollars)

	2012	2011

ASSETS

Current assets
Cash	$5,363	$145
Prepaid expenses	4,974	–
Other current assets	160	590
Total Current Assets	10,497	735

Oil and Gas Property Interests (note 6)	51,205	–

Total Assets	$61,702	$735

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$15,504	$11,052
Accrued liabilities	9,949	18,240
Accrued interest - related party (note 7)	2,305	905
Note payable - related party (note 7)	35,000	35,000
Total current liabilities	62,758	65,197

STOCKHOLDERS' DEFICIT
Preferred stock: no par value: unlimited shares authorized	–	–
Common Stock: no par value; unlimited shares authorized 86,428,401 and 428,236 issued and outstanding at December 31, 2012 and 2011, respectively	499,225	411,756
Contributed Surplus	4,412,782	3,997,346
Deficit accumulated during the exploration stage	(4,913,063)	(4,473,564)
Total Stockholders' Deficit	(1,056)	(64,462)

Total Liabilities and Stockholders' Deficit	$61,702	$735

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010 AND FOR THE

PERIOD FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

	Year Ended December 31,			Cumulative April 25, 2005 (inception) to
	2012	2011	2010	December 31, 2012

Operating Expense
Professional fees	$12,590	$32,216	$20,150	$159,531
Directors' fees (note 8)	–	–	(27,670)	131,000
Consulting fees	–	–	4,500	13,300
Modification of warrants - stock-based compensation (note 9)	415,436	898,997	898,997	4,313,782
Listing and filing fees	15	2,255	982	49,522
Transfer agent fees	7,084	1,066	101	12,203
Rent	–	–	–	10,682
Office and sundry	2,047	3,433	5,835	39,551
Total Operating Expense	437,172	937,967	902,895	4,729,571

Loss From Operations	(437,172)	(937,967)	(902,895)	(4,729,571)

Other Income (Expense)
Interest income (expense)	(1,504)	(930)	–	501
Foreign exchange gain (loss)	(854)	600	(15)	(749)
Write-off of mineral property option agreement	–	–	–	(3,000)
Gain on settlement of liability	–	4,704	–	4,704
Interest income	31	–	–	31
Write-off of oil and gas property interests (note 6)	–	(116,748)	(68,231)	(184,979)
Total Other Income (Expense)	(2,327)	(112,374)	(68,246)	(183,492)

Net Loss	$(439,499)	$(1,050,341)	$(971,141)	$(4,913,063)

Basic and Diluted Net Loss Per Share	$(0.01)	$(2.45)	$(2.27)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	45,493,814	428,236	427,896

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' DEFICIT

FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

	Common Stock		Common Stock Issuable		Contributed	Deficit Accumulated During the Exploration	Total Stockholders'
	Shares	Amount	Shares	Amount	Surplus	Stage	Deficit

Balance, April 25, 2005	–	$–	–	$–	$–	$–	$–
Shares of common stock issued to directors for cash at $0.01 per share on April 30, 2005	300,000	3,000	–	–	–	–	3,000
Private placement, common shares issued for cash at $1.00 per share on May 26, 2005	115,500	115,500	–	–	–	–	115,500
Private placement, common shares issued for cash at $10.00 per share on July 11, 2005	1,598	15,975	–	–	–	–	15,975
Rounding due to reverse 100-for-1 stock split on October 17, 2011	45	–	–	–	–	–	–
Net loss for the period	–	–	–	–	–	(8,950)	(8,950)
Balance, December 31, 2005	417,143	134,475	–	–	–	(8,950)	125,525
Net loss for the year	–	–	–	–	–	(34,692)	(34,692)
Balance, December 31, 2006	417,143	134,475	–	–	–	(43,642)	90,833
Net loss for the year	–	–	–	–	–	(61,618)	(61,618)
Balance, December 31, 2007	417,143	134,475	–	–	–	(105,260)	29,215
Stock-based compensation	–	–	–	–	67,053	–	67,053
Net loss for the year	–	–	–	–	–	(131,360)	(131,360)
Balance, December 31, 2008	417,143	134,475	–	–	67,053	(236,620)	(35,092)
Warrants exercised	4,313	107,796	4,780	119,485	–	–	227,281
Stock-based compensation	–	–	–	–	2,272,427	–	2,272,427
Net loss for the year	–	–	–	–	–	(2,327,920)	(2,327,920)
Balance, December 31, 2009	421,456	242,271	4,780	119,485	2,339,480	(2,564,540)	136,696
Warrants exercised	2,000	50,000	–	–	–	–	50,000
Shares issued on obligation	4,780	119,485	(4,780)	(119,485)	–	–	–
Stock-based compensation (notes 8 and 9)	–	–	–	–	871,327	–	871,327
Net loss for the year	–	–	–	–	–	(971,141)	(971,141)
Balance, December 31, 2010	428,236	411,756	–	–	3,210,807	(3,535,681)	86,882
Stock-based compensation (notes 8 and 9)	–	–	–	–	898,997	–	898,997
Cumulative adjustment for transition from Canadian GAAP to U.S. GAAP, effective January 1, 2011 (notes 2, 3, and 8)	–	–	–	–	(112,458)	112,458	–
Net loss for the year	–	–	–	–	–	(1,050,341)	(1,050,341)
Balance, December 31, 2011	428,236	411,756	–	–	3,997,346	(4,473,564)	(64,462)
Stock-based compensation (notes 8 and 9)	–	–	–	–	415,436	–	415,436
Shares issued - cash (note 10)	36,000,000	36,264	–	–	–	–	36,264
Shares issued - property option (note 6)	50,000,000	51,205	–	–	–	–	51,205
Certificate rounding arising from reverse split on January 3,2012	165	–	–	–	–	–	–
Net loss for the year	–	–	–	–	–	(439,499)	(439,499)
Balance, December 31, 2012	86,428,401	$499,225	–	$–	$4,412,782	$(4,913,063)	$(1,056)

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010 AND FOR THE PERIOD

FROM APRIL 25, 2005 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

				Cumulative
	Year Ended December 31,			April 25, 2005 (inception) to
	2012	2011	2010	December 31, 2012
Cash flows from operating activities
Net loss for the period	$(439,499)	$(1,050,341)	$(971,141)	$(4,913,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation (notes 8 and 9)	415,436	898,997	871,327	4,412,782
Surrendered oil and gas property interests (note 6)	–	116,748	68,231	184,979
Gain on extinguishment of debt	–	(4,704)	–	(4,704)
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses	(4,544)	1,010	–	(4,544)
(Increase) decrease in other current assets	–	(590)	2,119	(590)
Increase (decrease) in accounts payable	4,452	(728)	4,944	20,208
Decrease in accrued liabilities	(8,291)	(280)	(6,480)	9,949
Increase in accrued interest	1,400	905	–	2,305
Interest on bridge loan settled by obligation to issue shares				2,340
Net cash used in operating activities	(31,046)	(38,983)	(31,000)	(290,338)

Cash flows from investing activities
Expenditures on oil and gas property interests (note 6)	–	–	(18,516)	(184,979)
Net cash used in investing activities	–	–	(18,516)	(184,979)

Cash flows from financing activities
Issuance of capital stock and warrants for cash (note 10)	36,264	–	–	170,739
Issuance of capital stock upon exercise of warrants (note 9)	–	–	50,000	157,796
Proceeds from note payable to stockholder (note 7)		35,000		35,000
Proceeds from bridge loan	–	–	–	117,145
Net cash provided by financing activities	36,264	35,000	50,000	480,680

Increase (decrease) in cash	5,218	(3,983)	484	5,363

Cash at beginning of period	145	4,128	3,644	–

Cash at end of period	$5,363	$145	$4,128	$5,363

Supplemental disclosure of cash flow information:
Interest paid in cash	$104	$25	$–	$129
Income taxes paid in cash	$–	$–	$–	$–

Supplemental disclosure of non-cash transactions:
Issuance of common stock for property option	$51,205	$–	$–	$51,205

The accompanying notes are an integral part of these financial statements.

POWER RESOURCE EXPLORATION INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012, 2011, and 2010

(Expressed in Canadian Dollars)

1.	Description of Business

Power Resource Exploration Inc. is an oil and gas exploration stage company. We are in the process of attempting to acquire, explore and if warranted and feasible develop new oil and gas properties.

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

The Company is an exploration stage company, has not generated any revenues, has an accumulated deficit of $4,913,063 as of December 31, 2012, and does not have positive cash flows from operating activities. At December 31, 2012, the Company had a working capital deficiency of $52,261. The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2013.

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

All capitalized costs of oil and gas property interests, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves once proved reserves are determined to exist. The Company has not yet obtained reserve reports because it is still in the exploration stage. As of December 31, 2012, no amortization of capitalized costs of oil and gas properties was recorded.

Oil and gas properties without estimated proved reserves are not amortized until proved reserves associated with the properties can be determined or until impairment occurs. As of December 31, 2012, the carrying value of these assets is $51,205. See Note 6. Oil and Gas Property Interests.

Full Cost Ceiling Test

At the end of each reporting period, the unamortized costs of oil and gas properties are subject to a “ceiling test” which basically limits capitalized costs to the sum of the estimated future net revenues from proved reserves, discounted at 10% per annum to present value, based on current economic and operating conditions, adjusted for related income tax effects. In May 2012 the Company issued 50,000,000 shares valued at $51,205 for the acquisition of a property option. As of December 31, 2011, the Company had abandoned all of its oil and gas property interests and written down the carrying value of these assets to $0 at December 31, 2011. See Note 6. Oil and Gas Property Interests.

Asset Retirement Obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The ARO consists of costs related to the plugging of wells, removal of facilities and equipment and site restoration on its oil and gas properties. The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves. The asset retirement liability is increased each reporting period due to the passage of time and is accreted to operating expense over the useful life of the related asset. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As of December 31, 2012, the Company does not have an ARO.

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

Adoption of U.S. GAAP resulted in a onetime cumulative adjustment to increase retained earnings at January 1, 2011 by $112,458 with a corresponding decrease to contributed surplus for the same amount. Please refer to Note 8. Stock Options for the impact on the financial statements, by fiscal year end, for the change from one generally accepted accounting standard to another generally accepted accounting standard.

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

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized. The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties are recorded as a component of interest expense or other expense, respectively. See Note 12--Income Taxes for further discussion.

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

During each of the years ended December 31, 2012, 2011, and 2010, the Company recorded a net loss. Therefore, the issuance of shares of common stock from the exercise of stock options or warrants would be anti-dilutive and therefore basic and diluted net loss per share is the same for those periods.

Excluded from the computation of diluted net loss per share for both of the years ended December 31, 2012, because their effect would be anti-dilutive, are stock options and warrants to acquire 2,000 and 231,000 shares of common stock, respectively, with weighted-average exercise prices of $51.00 and $75.00 per share, respectively.

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

Following is the computation of basic and diluted net loss per share for the years ended December 31, 2012, 2011, and 2010:

		Year Ended
		December 31,
	2012	2011	2010

Numerator - net loss	$(439,499)	$(1,050,341)	$(971,141)

Denominator - weighted average number of common shares outstanding - basic and diluted	45,493,814	428,236	427,896

Basic and diluted net loss per common share	$(0.01)	$(2.45)	$(2.27)

5.	Fair Value Measurements

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

Following is the aggregate amount of capitalized costs relating to unproven oil and natural gas producing activities and the aggregate amount of surrendered interests at December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011

Balance, beginning of the year	$–	$116,748

Lease and acquisition costs	51,205	–
Geological and geophysical costs		–
Total costs for the year	51,205	–

Surrendered oil and gas property interests		(116,748)

Balance, end of the year	$51,205	$–

Due to the soft market for natural gas, during the year ended December 31, 2011, the Company surrendered all of its rights and obligations to its remaining 22 Alberta Crown and Natural Gas leases prior to each of their anniversary dates. Accordingly, no lease payments were due or paid during 2011 and the Company wrote off the carrying amount of these leases, totalling $116,748. At December 31, 2012, the Company does not have any obligation to make further annual lease payments.

On May 26, 2012 the Company entered into a Property Option Agreement with Premier Exploration (“Optionor”) to obtain an undivided right, title and interest property located in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%) based upon the Petroleum Substances in situ within, upon or under the property. The value of the common stock was $0.001 (USD) per share as reflected by the proceeds from the sale of 36 million shares in private placement sales (see note 10) that took place at substantially the same time as the Property Option Agreement. The value of the option agreement is $51,205. Additionally, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. The following is a schedule of the required payments and expenditures:

Completed by:	Option Payment	Required Expenditures
May 26, 2013	$20,000	$100,000
May 26, 2014	40,000	200,000
May 26, 2015	80,000	400,000
May 26, 2016	120,000	600,000
May 26, 2017	120,000	600,000
Total	$380,000	$1,900,000

7.	Note Payable

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

During the year ended December 31, 2012 and 2011, the Company recorded interest expense of $1,400 and $905 respectively, related to this Note Payable. At December 31, 2012, accrued interest related to the Note Payable was $2,305.

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

	Canadian GAAP	Adjustments	U.S. GAAP

Directors' fees - year ended December 31, 2010	$(27,670)	$3,420	$(24,250)
Directors' fees - year ended December 31, 2009	172,075	(138,942)	33,133
Directors' fees - year ended December 31, 2008	67,053	23,064	90,117
Directors' fees - inception (April 25, 2005) to December 31, 2010	$211,458	$(112,458)	$99,000

The following table sets forth the share-based compensation expense resulting from stock option grants and warrants, including those warrants previously granted and vesting over time, which was recorded in the Company’s Statements of Operations for the years ended December 31, 2012, 2011, and 2010:

	Year Ended			Cumulative April 25, 2005
	December 31,			(inception) to
	2012	2011	2010	December 31, 2012
Directors' fees	$–	$–	$(27,670)	$131,000
Modification of warrants - stock-based compensation (Note 9)	415,436	898,997	898,997	4,313,782
Total	$415,436	$898,997	$871,327	$4,444,782

There were no transactions involving the Company’s stock options for the years ended December 31, 2012, 2011 and 2010. The following is a summary of the Company’s stock option balances:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Options	Exercise Price	Term	Value

Outstanding at December 31, 2012, 2011 and 2010	2,000	$51.00		$–

Exercisable at December 31, 2012	2,000	$51.00	5.5 years	$–

Available for grant at December 31, 2012	48,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of its fourth quarter of fiscal year 2012 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The intrinsic value of the options changes based on the fair market value of the Company’s common stock.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

		Stock Options Outstanding			Stock Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Remaining	Average	Number of	Remaining	Average
	Options	Contractual	Exercise	Options	Contractual	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Life (Years)	Price

$51.00	2,000	5.5	$51.00	2,000	5.5	$51.00

At December 31, 2012, the Company did not have any unrecognized stock-based compensation related to its stock options.

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

On May 26, 2012, 104,467 Class A warrants expired.

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

During the years ended December 31, 2012, 2011, and 2010, the Company recognized stock-based compensation of $415,436, $898,997 and $898,997, respectively, related to the modification of these warrants. See Note 8. Stock Options.

The following table summarizes warrant-related activity for the years ended December 31, 2012, and 2011:

						Weighted
						AverageRemaining
			Outstanding at		Outstanding at	Contractual
	Exercise	Expiration	December 31,		December 31,	Life (Years) at
Class	Price	Date	2010 and 2011	Expired	2012	December 31, 2012

A	$25.00	May 26, 2012	104,407	(104,407)	–
B	50.00	May 26, 2013	115,500	–	115,500	0.4
C	100.00	May 26, 2014	115,500	–	115,500	1.4
			335,407	(104,407)	231,000	0.9

The weighted average exercise price of the warrants is $75.00 per share. The Class B and Class C Warrants were fully vested and exercisable as of December 31, 2012.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

Cash received from warrants exercised during the years ended December 31, 2012, 2011, and 2010 was $0, $0 and $50,000, respectively.

10.	Capital Stock

During 2012 the Company issued a total of 86,000,165 shares of common stock. 50,000,000 shares were issued in conjunction with the Property Option Agreement detailed in Note 6. The Company issued 36,000,000 shares in private placements for total proceeds of $36,264. These private placements were comprised of four corporations purchasing 3,000,000 shares each and six individuals who purchased 4,000,000 shares each.

11.	Share Repurchase Option

The Company holds an irrevocable right to repurchase all or a portion of the 300,000 shares of common stock owned by two of its Directors for a price of $1.00 per share. The right can be exercised by the Company at any time and at its sole discretion. The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals). The repurchase right held by the Company will continue with respect to and for so long as any of the 300,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. The Company may exercise its right of repurchase on some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase. The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations. As of August 2012 the shares were gifted to an unrelated third party. The Company no longer has the option to repurchase the stock.

12.	Income Taxes

The reconciliation of income tax provision computed at Canadian statutory rates of 25% (2011 – 26.5%; 2010 - 28%; to the reported income tax provision is as follows:

	2012	2011	2010

Income tax benefit	$109,875	$278,340	$272,000
Stock-based compensation	(103,859)	(238,234)	(244,000)

	6,016	40,106	28,000
Change in future income taxes resulting from enacted tax rate reduction	(29,187)	(19,301)	(3,000)
Change in valuation allowance	23,171	(20,805)	(25,000)

Income tax provision	$–	$–	$–

The significant components of future income tax assets are as follows:

	2012	2011

Non-capital losses	$315,734	$291,671
Oil and gas interests	–	116,748

	315,734	408,419

Income tax rate	25%	25%

Income tax asset	78,934	102,105
Valuation allowance	(78,934)	(102,105)

	$–	$–

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $315,734. The losses expire in the following years:

2015	$8,950
2026	35,123
2027	61,618
2028	64,307
2029	55,493
2030	31,583
2031	34,597
2032	24,063
$315,734

13.	Related Party Transactions

On May 9, 2011, the Company issued a $35,000 note payable to a related party by common directors. During the year ended December 31, 2012, the Company recorded interest expense of $1,400, related to the Note Payable, all of which was included in accrued interest at December 31, 2012. See Note 7. Note Payable.

The Company did not incur any director related fees during the years ended December 31, 2012, 2011 and 2010. During the years ended December 31, 2012, 2011 and 2010, the Company paid management fees of $0, $0 and $4,500, respectively to a former officer and director of the Company, which is included in consulting fees. There were no unpaid director or management fees at December 31, 2012.

The Company believes that the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

